Blacksands Petroleum, Inc.
800 Bering, Suite 250
Houston, TX 77057

January 15, 2013

VIA Edgar
Securities and Exchange Commission
Washington, D.C. 20549
Attention:	Mr. H. Roger Schwall,
Assistant Director

Re: Blacksands Petroleum, Inc.
Form 10-K for Fiscal Year Ended October 31, 2011
Filed February 14, 2012
File No. 0-51427

Dear Mr. Schwall:

The following are the responses of Blacksands Petroleum, Inc. (the “Company”) to the corresponding numbered comments in the December 19, 2012 letter from the Securities and Exchange Commission (the “Commission”), following the Company’s responses to the Commission’s original letter dated November 30, 2012 (the “Original Letter”).

The Company will file an amended annual report on Form 10-K/A for the fiscal year ended December 31, 2011 (the “Amended Report”), promptly upon the Commission’s confirmation of the adequacy of the responses provided by the Company in this letter and the attached draft Form 10-K/A, incorporating the responses in this letter and the Original Letter, marked to show the changes from the Form 10-K filed on February 14, 2012 (which approach was discussed by Ms. Caroline Kim, Staff Attorney, with our securities counsel, James Turner, Esq. of Sichenzia Ross Friedman Ference LLP (212) 930-9700, prior to the preparation of this response).

Annual Report on Form 10-K

Properties, page 25

1. We reissue prior comment 3. We note that your response discusses the increase in proved undeveloped oil reserves to acquisitions related to the AP Clark Field and Capano Bay. Please also revise to explain the increase in proved undeveloped gas reserves. We also do not see responsive disclosure pursuant to Item 1203(c) of Regulation S-K.

Response: Response: Additional disclosure has been added to Properties on page 27 of the Amended Report to add the disclosures required under Item 1203 of Regulation S-K. The additional disclosure is marked.

Reserve Estimation Procedures and Audits, page 26

2. We reissue prior comment 4 because your revised exhibits index references the reserve reports but your proposed amended filing does not include them as exhibits. We may have further comments upon review.

Response: The exhibits were inadvertently omitted as attachments to the Amended Report.  The exhibits are now included.

As requested in the letter from the Commission, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration of this response.  Should you require further information, please contact me at (713) 554-4491.  Otherwise, I look forward to hearing from you that the foregoing responses are satisfactory, and that we should proceed promptly with the preparation and filing of the Amended Report.

Very truly yours,

/s/ Donald Giannattasio
Donald Giannattasio
Chief Financial Officer

CC:  James Turner, Esq.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A
Amendment No. 2

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended October 31, 2011

Commission File Number 000-51427

BLACKSANDS PETROLEUM, INC.
(Exact name of registrant as specified in its charter)

Nevada	20-1740044
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

800 Bering, Suite 250, Houston, Texas	77057	(713) 554-4491
(Address of principal executive office)	(Zip Code)	(Registrant’s telephone number, Including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value	Over-the-Counter Bulletin Board

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒   No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐  No ☒

The aggregate market value of the voting common equity held by non-affiliates as of April 30, 2011, based on the closing sales price of the Common Stock as quoted on the Over-the-Counter Bulletin Board was $61,686,972. For purposes of this computation, all officers, directors, and 5 percent beneficial owners of the registrant are deemed to be affiliates.  Such determination should not be deemed an admission that such directors, officers, or 5 percent beneficial owners are, in fact, affiliates of the registrant.

As of February 7, 2012, there were 16,377,068 shares of registrant’s common stock outstanding.

EXPLANATORY NOTE

This report on Form 10-K/A amends and restates our Annual Report on Form 10-K for the fiscal year ended October 31, 2011 (the “Original 10-K”) filed with the Securities and Exchange Commission (the ”SEC”) on February 14, 2012, in response to comments issued by the SEC and to clarify certain prior disclosures.  This Form 10-K/A contains changes to the Cover Page; Part I—Item 1 (_________);Item 2 (Properties); Part II -- Item 7 (Management’s Discussion and Analysis); and Part IV – Item 15 (Exhibits, Financial Statement Schedules).

In accordance with Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, currently dated certifications of our principal executive officer and our principal financial officer are attached to this Form 10-K/A as Exhibits 31.01, 31.02, 32.01 and 32.02.

Except for the foregoing amended information, we have not updated the disclosures contained in the Form 10-K/A to reflect events that have occurred subsequent to the filing date of the Original 10-K.  Accordingly, this Form 10-K/A should be read in conjunction with the Original 10-K and our subsequent filings with the SEC.

PART I

ITEM 1 - BUSINESS

This Amended Annual Report on Form 10-K/A (including the section regarding Management's Discussion and Analysis of Financial Condition and Results of Operations) contains forward-looking statements regarding our business, financial condition, results of operations and prospects. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements, but are not deemed to represent an all-inclusive means of identifying forward-looking statements as denoted in this Annual Report on Form 10-K.  Additionally, statements concerning future matters are forward-looking statements.

Although forward-looking statements in this Report  reflect the good faith judgment of our Management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties and actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include, without limitation, those specifically addressed under the heading "Risks Factors” below, as well as those discussed elsewhere in this Report. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. We file reports with the Securities and Exchange Commission ("SEC"). You can read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549.  You can obtain additional information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us.

We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Report. Readers are urged to carefully review and consider the various disclosures made throughout the entirety of this annual Report, which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

We have not updated the disclosures contained in this Report to reflect events that have occurred subsequent to the filing date of our Annual Report on Form 10-K/A, filed with the SEC on February 14, 2012 (the “Original 10-K”).  Accordingly, this Report on Form 10-K/A should be read in conjunction with the Original 10-K and our subsequent filings with the SEC.

This Amended Annual Report on Form 10-K/A includes the accounts of Blacksands Petroleum, Inc. and its wholly-owned subsidiaries, collectively referred to as “we”, “us” or the "Company".

Overview and History

We are an oil and natural gas exploration and development company currently focused on the acquisition and development of conventional and unconventional oil and gas fields in North America.  Our operations are conducting through our subsidiaries, including our wholly-owned subsidiaries, Blacksands Petroleum Texas LLC (“BSPE Texas”), NRG Energy Management LLC (“NRG Energy”) and Copano Bay Holdings, LLC (“Copano Bay”) and Access Energy Inc. (“Access”), of which we own 19.88%.

We were incorporated under the laws of the State of Nevada on October 12, 2004 as Lam Liang Corp.  In June 2006, we changed our name to Blacksands Petroleum, Inc., which was in line with our new business of oil and gas exploration and development.  Access was formed under the laws of Ontario, Canada on August 26, 2005, BSPE Texas was formed under the laws of Texas on November 9, 2009, NRG Energy was formed under the laws of Texas in October 2009, and Copano Bay Holdings was formed under the laws of Texas in December 2010.

Our Competitive Strengths

We believe that we have the following business strengths that will enable us to achieve our business objectives:

•	Our management team has direct conventional and unconventional resource industry experience, including operations, exploration and production experience in the United States;
•	We operate three producing fields in Texas;
•	We have an outside operating interest in four additional wells in Texas;
•	We have in-depth experience in acquiring producing properties;
•	We have in-house accounting, engineering, land and geotechnical personnel; and
•	We are actively developing a Permian basin field (our AP Clark Field).

Our Operations

West Texas Field (also referred to herein as “AP Clark Field,” “Jo-Mill Field,” “Midland basin,” and “Permian basin”)

On August 13, 2010, we acquired a (i) 25% working interest (18.75% of net revenue interest) in two producing wells for $325,000 and an 18.75% of leasehold working interest (14.0625% of net revenue interest) in 1,257 acres of land located in West Texas for $135,000 from an undisclosed Party  (the “Party”). Pursuant to the agreement, the Party will be carried by BSPE Texas for a 2.5% of working interest (1.875% net revenue interest) until sales point (capped at $1.5M) on the first well drilled on the 1,257 acres. Additionally, the Party will receive a 3.75% working interest (2.8125% net revenue interest) back-in at 100% payout in the first well drilled on the 1,257 acres. Therefore, on the first well drilled, BSPE Texas will be responsible for 25% of the costs, expenses and liabilities until either (i) the cumulative total well costs reach 1.5M or (ii) the well is completed as a producer or plugged and abandoned as a dry hole. At such time, the interests of the Parties shall be (i) the Party 2.5% of working interest (1.875% of net revenue interest) and BSPE-Texas 22.5% of working interest (16.875% of net revenue interest). In the event the first well is completed as a commercial completion and the cumulative net revenue generated from production from the well equals the cumulative well costs associated with the well, then the Party will back-in for an additional 3.75% of working interest (2.8125% of net revenue interest). At payout of the first well, the Parties interests shall be the Party 6.25% of working interest (4.6875% of net revenue interest) and BSPE-Texas 18.75% of working interest (14.0625% of net revenue interest). The interest of the parties in all subsequent wells drilled on the 1,257 acres is: the Party 6.25% leasehold working interest (4.6875% net revenue interest) and BSPE-Texas 18.75% leasehold working interest (14.0625% net revenue interest).

As of February 8, 2012, we owned interest in approximately 8,703 gross (5,057 net) acres in Borden Co., Texas, with an undivided interest ranging from 25% gross working interest (18.75% net revenue interest) to 85% gross working interest (63.75% net revenue interest).  We have drilled, set casing, perforated and fracture stimulated two vertical wells in Borden Co., Texas, the Westerly Everett #3 and the Beaver Valley Ranch #6-1.  Both wells are currently producing and are operated by NRG Energy.

BSPE Texas participated in the Everett #3 for a 70% gross working interest.  The well was drilled to 9140’ true vertical depth (“TVD”) tested the lower Spraberry, Wolfcamp, Strawn and Mississippian formation.  The well was completed and fracture stimulated in the Mississippian and subsequently perforated and fracture stimulated in the lower Spraberry and Wolfcamp using a 4-stage fracture stimulation design.  The well is currently producing 12 barrels of oil per day and has produced 4,200 barrels of oil since March 2011.

BSPE Texas participated and operated the Beaver Valley Ranch 6-1 Well for a 60% gross working interest.  The well was drilled to a 7950’ TVD tested the Wolfcamp, lower Spraberry and JO-Mill formation.  The well was completed and fracture stimulated in the Wolfcamp, lower Spraberry and Jo-Mill formations using a 6-stage fracture stimulation design.  The well is currently producing 30 barrels of oil a day and has produced 2,700 barrels of oil since November 2011.

Our share of the costs to drill these wells totaled $3,093,267 through October 31, 2011.

Hydraulic fracturing is the process required to stimulate oil and natural gas flow from hydrocarbon bearing formations into the well bore.  As part of the fracturing process, companies typically inject water and sand or other items into rock formations to create "fractures" or conduits through which the oil and natural gas can flow into the wellbore.  The selection of individual ingredients to use in the fracturing process involves complex technical decisions, including an assessment and analysis of the scientific data regarding the petrophysics and the geology of the specific formations to be fracture stimulated and an understanding and assessment of the pressures and fracturing efficiency of the various materials that may be used in the process for each specific geological formation. Decisions on whether to employ fracturing techniques, the individual ingredients to use, and how to conduct the fracturing activities are a part of the Company's day-to-day, ordinary business operations.

J.E. Pettus Gas Unit (known as “Cabeza Creek Field”)

In November 2009, we purchased, for approximately $430,000 including legal and other costs, through BSPE Texas, the J.E. Pettus Gas Unit located in Goliad County, Texas, previously owned by Pioneer Natural Resources USA, Inc. The Gas Unit includes five active gas wells and 20 non producing gas wells located on approximately 3,700 acres in Goliad County, Texas. The interest acquired by BSPE Texas is 100% with all rights, title and interest from the surface to 8,500 feet below the surface and 10.67% below 8,500 feet. The other interest owners with rights below 8,500 feet beneath the surface are: XTO Energy Inc. with a 35% interest, ConocoPhillips Company with a 45.67% interest, and Anadarko Petroleum Corp. with an 8.66% interest. We are the operator of all depth rights. The gas and oil production is from conventional Gulf Coast sand-stone formations.

The Gas Unit was purchased with the objective of providing us cash flow in the near and long term, to enhance our stockholder value, with the intent to increase production through (i) reworking and recompleting existing oil and gas wells, (ii) utilization of industry technology such as compression and artificial lift, and (iii) further exploration in order to define additional reserves.

The lease operating expenses included several non-recurring costs associated with the unsuccessful attempt to recomplete the Pettus No. 4 well and the Pettus No. 27 well, and plugging and abandoning the No. 15 well as required by the Texas Railroad Commission. The No. 4 and No. 27 wells are currently shut in and temporarily abandoned.

We purchased 6.5 squares of 3-D seismic over the Cabeza Creek Field from Western Geophysical for approximately $98,000. This seismic data is being utilized to help identify potential proven developed non-producing and proven undeveloped reserves on the property.

Beech Creek Field

On April 5, 2010, we purchased different working interests in the Beech Creek wells No. 1 and No. A-2 located in Hardin County, Texas for $740,798 in cash. These property interests were previously owned by a group of five different working interest owners. The two oil wells each included held by production 44 acres for a total of 88 acres. A 30.0587% working interest was acquired in the Beech Creek Well No. 1. A 24.4337% working interest was acquired in the Beech Creek Well No. A-2. The wells are not operated by us or any of our affiliates. The Beech Creek Field is considered to be a non-core property.

Copano Bay

Effective November 1, 2010, a newly organized subsidiary of our company acquired a 50% working interest (37.5% net revenue interest) in certain operating oil and gas leases in and around Aransas County, Texas for $100,000.  There are currently four active wells on the property. NRG Assets Management LLC, a Texas LLC and Texas registered operating company owned by us is the operator at all depths.  In connection with the acquisition, we recorded an asset retirement obligation totalling $126,040.

Del Norte

On September 9, 2010, we acquired a 50% undivided leasehold working interest in and to approximately 3,200 acres of land located in Rio Grande County in Colorado from Dan A. Hughes Company for an initial acquisition cost of $200,000.  The property has no production and was accounted for as an acquisition of unproved property.  Pursuant to the agreement, we have the option to participate in the drilling of a test well.  If we participate in the drilling of this test well, all costs associated with the well will be borne equally.  As a result of this acquisition, we recorded $200,000 in unproved properties. In August 2011, leases covering approximately 1,240 of these acres expired.  As a result, we reported an impairment charge of $77,703 for the expired leases.

Pedregosa Basin Field

On June 18, 2010, BSPE Texas acquired a 50% undivided leasehold working interest (with a contributing 40% net revenue interest) in and to approximately 147,262 acres of land, located in the Pedregosa Basin (SW New Mexico) from Dan A. Hughes Company (“Hughes”) for an initial acquisition cost of $1.5 million.

The Pedregosa Basin project is located in Hidalgo County, New Mexico.  The basin has long been compared to the Permian Basin of West Texas, more specifically as a “sister” basin to the oil and gas producing Delaware and Midland Basins.  Although structurally more complex, the Permian Basin has similar depositional systems of equivalent age to the West Texas  basins as well as petroleum source units such as the Devonian Percha (Woodford equivalent) shale.  Two early test wells in the late 1950’s encountered and tested gas from different reservoirs.

The project strategy is to acquire 2D seismic data over select areas to 1) delineate structural features with focus on reef carbonate rocks, 2) attempt to define sandstone depositional sequences, and 3) map the Percha shale unit.  A two well drilling program is contemplated following the seismic acquisition.  The first well would potentially be drilled to the north with the objective to fully test and evaluate the Percha Shale, a 350 foot thick shale unit that is the age equivalent of the Woodford shale in West Texas and Oklahoma.  The second contemplated well would be proposed to test the Hueco, South Unit structure by drilling thick depositional sequences of carbonates and sandstones of early Cretaceous age rocks through deeper Paleozoics.

The Pedregosa Basin offers the combined potential of 1) conventional oil and gas plays targeting porous sandstones and carbonate reefs, carbonate sequences with potential for hydraulic fracturing and shallow gas pays already identified and 2) an unconventional shale play targeting the Percha Shale. With a conservative strategy of first acquiring six 2D seismic lines and potentially drilling two test wells, our goal is to explore the potential hydrocarbons of one of the few remaining large, under-explored lower 48 basins.

As of February 8, 2012 we owned interest in approximately 147,262 gross acres (73,631 net) acres in the Pedregosa Basin. In December, 2010, 37 linear miles of 2-D seismic data were surveyed and acquired on the southern part of the Pedregosa Basin project.  The data was processed and interpreted with final interpretations reviewed with Hughes in October 2011.  The primary southern prospect, a four way structural closure, was confirmed.  A drilling location for the southern prospect area is being evaluated.

In May, 2011 the Hughes #1 Big Hatchet North Unit 14 State was drilled to a depth of 5630’ TVD in the north area of the Pedregosa Project to test the Percha Shale.  The well was logged, plugged and abandoned.

Access Energy (also referred to as “A 10 Project”)

On August 3, 2007, we purchased 600 newly issued shares of common stock of Access, representing 75.0% of its common stock for an aggregate sum of Cdn$3,427,935.23 (approximately US$3,213,000), and common stock purchase warrants to acquire 1,500,000 of our shares of common stock.

Access is an exploration stage company that was formed in August 2005 for the purpose of acquiring rights for conventional and unconventional oil and gas exploration and development on lands in Western Canada and the United States, including the traditional lands of the Buffalo River Dene Nation in Northern Saskatchewan.  Access has a right to exploration and development until March 2028.  In connection with our agreements with Access, we were committed to make certain contributions for capacity and infrastructure building and for reimbursement of costs for traditional lands staffing and to support training and development

On April 30, 2010, we sold 441 of the 600 shares we held of Access to the other stockholder of Access. Following the transfer, we hold 19.9% of the outstanding Access shares and the other shareholder holds 80.1%. As consideration for the transfer, we paid the other shareholder $75,000 cash and we were relieved of our contractual obligation to fund Access’ annual plan and budget. In addition, we were released of any rights and obligations related to any joint venture agreements between Access and other counterparties. In connection with the sale, warrants held by the other shareholder to purchase shares of our common stock were cancelled.

Competition

The petroleum industry is highly competitive. Many of the oil and gas exploration companies with whom we compete have greater financial and technical resources than we do. Accordingly, these competitors may be able to spend greater amounts on acquisitions of properties of merit and on exploration of their properties. In addition, they may be able to afford greater geological expertise in the targeting and exploration of resource properties. This competition could result in our competitors having resource properties of greater quality and interest to prospective investors who may finance additional exploration, and to senior exploration companies that may purchase resource properties or enter into joint venture agreements with junior exploration companies. This competition could adversely impact our ability to finance property acquisitions and further exploration.

We compete with other exploration and early stage operating companies for financing from a limited number of investors prepared to make investments in junior companies exploring for conventional and unconventional oil and gas resources. The presence of competing oil and gas exploration companies, both major and independent, may impact our ability to raise additional capital in order to fund our exploration program if investors are of the view that investments in competitors are more attractive based on the merit of the properties under investigation, and the price of the investment offered to investors.

We compete with a number of larger public and private companies and smaller, independent exploration companies in our various fields, including:

·	Cabeza Creek Field: Dewbre Petroleum Corporation;
·	Beech Creek Field: Cico Oil & Gas Company;
·	Pedregosa Basin Field: Yates Petroleum; and
·	West Texas Field: Apache Corporation and Chesapeake Energy Corporation.

All of these companies have significantly more personnel and experience and greater access to capital than we do.

Governmental Regulation

Our business is affected by numerous laws and regulations, including energy, environmental, conservation, tax and other laws and regulations relating to the oil and natural gas industry. We have developed internal procedures and policies to ensure that our operations are conducted in full and substantial environmental regulatory compliance.

Failure to comply with any laws and regulations may result in the assessment of administrative, civil and/or criminal penalties, the imposition of injunctive relief or both. Moreover, changes in any of these laws and regulations could have a material adverse effect on business. In view of the many uncertainties with respect to current and future laws and regulations, including their applicability to us, we cannot predict the overall effect of such laws and regulations on our future operations.

We believe that our operations comply in all material respects with applicable laws and regulations and that the existence and enforcement of such laws and regulations have no more restrictive an effect on our operations than on other similar companies in the oil and natural gas industry. Our future expenditures to comply with environmental requirements have been estimated in the consolidated financial statements included in this prospectus, under the caption of asset retirement obligations.

Pricing and Marketing of Natural Gas

In the U.S., historically, the sale of natural gas in interstate commerce has been regulated pursuant to the Natural Gas Act of 1938, or the NGA, the Natural Gas Policy Act of 1978, or the NGPA, and regulations promulgated thereunder by the Federal Energy Regulatory Commission, or the FERC. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act, or the Decontrol Act. The Decontrol Act removed all NGA and NGPA price and non-price controls affecting wellhead sales of natural gas effective January 1, 1993 and sales by producers of natural gas are uncontrolled and can be made at market prices. The natural gas industry historically has been heavily regulated and from time to time proposals are introduced by Congress and the FERC and judicial decisions are rendered that impact the conduct of business in the natural gas industry. We cannot assure you that the less stringent regulatory approach recently pursued by the FERC and Congress will continue.

Pricing and Marketing of Oil

In the U.S., sales of crude oil, condensate and natural gas liquids are not regulated and are made at negotiated prices. Effective January 1, 1995, the FERC implemented regulations establishing an indexing system for transportation rates for oil that allowed for an increase in the cost of transporting oil to the purchaser.

Royalties and Incentives

The royalty regime is a significant factor in the profitability of oil, natural gas and natural gas liquids production. In the U.S., all royalties are determined by negotiations between the mineral owner and the lessee.

Environmental

United States

Like the oil and natural gas industry in general, our properties are subject to extensive and changing federal, state and local laws and regulations designed to protect and preserve our natural resources and the environment. The recent trend in environmental legislation and regulation is generally toward stricter standards, and this trend is likely to continue. These laws and regulations often require a permit or other authorization before construction or drilling commences and for certain other activities; limit or prohibit access, seismic acquisition, construction, drilling and other activities on certain lands lying within wilderness and other protected areas; impose substantial liabilities for pollution resulting from our operations; and require the reclamation of certain lands.

The permits required for many of our operations are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce compliance with their regulations, and violations are subject to fines, injunctions or both. In the opinion of our management, we are in substantial compliance with current applicable environmental laws and regulations, and we have no material commitments for capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant impact on us, as well as the oil and natural gas industry in general. The Comprehensive Environmental Response, Compensation and Liability Act, or the CERCLA, and comparable state statutes impose strict and joint and several liabilities on owners and operators of certain sites and on persons who disposed of or arranged for the disposal of “hazardous substances” found at such sites. It is not uncommon for the neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. The Resource Conservation and Recovery Act, or the RCRA, and comparable state statutes govern the disposal of “solid waste” and “hazardous waste” and authorize imposition of substantial fines and penalties for noncompliance. Although CERCLA currently excludes petroleum from its definition of “hazardous substance,” state laws affecting our operations impose clean-up liability relating to petroleum and petroleum related products. In addition, although RCRA classifies certain oil field wastes as “non-hazardous,” such exploration and production wastes could be reclassified as hazardous wastes, thereby making such wastes subject to more stringent handling and disposal requirements.

Federal regulations require certain owners or operators of facilities that store or otherwise handle oil, such as us, to prepare and implement spill prevention, control countermeasure and response plans relating to the possible discharge of oil into surface waters. The Oil Pollution Act of 1990, or the OPA, contains numerous requirements relating to the prevention of and response to oil spills into waters of the United States. For onshore and offshore facilities that may affect waters of the United States, the OPA requires an operator to demonstrate financial responsibility. Regulations are currently being developed under federal and state laws concerning oil pollution prevention and other matters that may impose additional regulatory burdens on us. In addition, the Clean Water Act and analogous state laws require permits to be obtained to authorize discharge into surface waters or to construct facilities in wetland areas. The Clean Air Act of 1970 and its subsequent amendments in 1990 and 1997 also impose permit requirements and necessitate certain restrictions on point source emissions of volatile organic carbons (nitrogen oxides and sulfur dioxide) and particulates with respect to certain of our operations. We are required to maintain such permits or meet general permit requirements. The EPA and designated state agencies have in place regulations concerning discharges of storm water runoff and stationary sources of air emissions. These programs require covered facilities to obtain individual permits, participate in a group or seek coverage under an EPA general permit. Most agencies recognize the unique qualities of oil and natural gas exploration and production operations. A number of agencies including but not limited to the EPA, the Bureau of Land Management, the Texas Commission of Environmental Quality, the Louisiana Department of Natural Resources, the North Dakota Industrial Commission, the Oklahoma Conservation Commission, the Wyoming Oil and Gas Conservation Commission, the Montana Board of Oil and Gas Conservation and similar commissions within these states and of other states in which we do business have adopted regulatory guidance in consideration of the operational limitations on these types of facilities and their potential to emit pollutants. We believe that we will be able to obtain, or be included under, such permits, where necessary, and to make minor modifications to existing facilities and operations that would not have a material effect on us.

The EPA amended the UIC provisions of the SDWA to exclude hydraulic fracturing from the definition of “underground injection.” However, the U.S. Senate and House of Representatives are currently considering the FRAC Act, which will amend the SDWA to repeal this exemption. If enacted, the FRAC Act would amend the definition of “underground injection” in the SDWA to encompass hydraulic fracturing activities, which could require hydraulic fracturing operations to meet permitting and financial assurance requirements, adhere to certain construction specifications, fulfill monitoring, reporting, and recordkeeping obligations, and meet plugging and abandonment requirements. The FRAC Act also proposes to require the reporting and public disclosure of chemicals used in the fracturing process, which could make it easier for third parties opposing the hydraulic fracturing process to initiate legal proceedings based on allegations that specific chemicals used in the fracturing process could adversely affect groundwater.

On December 15, 2009, the EPA published its findings that emissions of carbon dioxide, methane and other greenhouse gases present an endangerment to human health and the environment because emissions of such gases are, according to the EPA, contributing to the warming of the earth’s atmosphere and other climatic changes. These findings by the EPA allowed the agency to proceed with the adoption and implementation of regulations that would restrict emissions of greenhouse gases under existing provisions of the federal Clean Air Act. Consequently, the EPA proposed two sets of regulations that would require a reduction in emissions of greenhouse gases from motor vehicles and, also, could trigger permit review for greenhouse gas emissions from certain stationary sources. In addition, on October 30, 2009, the EPA published a final rule requiring the reporting of greenhouse gas emissions from specified large greenhouse gas emission sources in the United States beginning in 2011 for emissions occurring in 2010.

Also, on June 26, 2009, the U.S. House of Representatives passed the American Clean Energy and Security Act of 2009, or ACESA, which would establish an economy-wide cap-and-trade program to reduce United States emissions of greenhouse gases including carbon dioxide and methane that may contribute to the warming of the Earth’s atmosphere and other climatic changes. If it becomes law, ACESA would require a 17% reduction in greenhouse gas emissions from 2005 levels by 2020 and just over an 80% reduction of such emissions by 2050. Under this legislation, the EPA would issue a capped and steadily declining number of tradable emissions allowances to certain major sources of greenhouse gas emissions so that such sources could continue to emit greenhouse gases into the atmosphere. These allowances would be expected to escalate significantly in cost over time. The net effect of ACESA will be to impose increasing costs on the combustion of carbon-based fuels such as oil, refined petroleum products and natural gas. The U.S. Senate has begun work on its own legislation for restricting domestic greenhouse gas emissions and President Obama has indicated his support of legislation to reduce greenhouse gas emissions through an emission allowance system.

Climate Change

Climate change has emerged as an important topic in public policy debate regarding our environment. It is a complex issue, with some scientific research suggesting that rising global temperatures are the result of an increase in GHGs, which may ultimately pose a risk to society and the environment. Products produced by the oil and natural gas exploration and production industry are a source of certain GHGs, namely carbon dioxide and methane, and future restrictions on the combustion of fossil fuels or the venting of natural gas could have a significant impact on our future operations.

Employees

As of February 1, 2012, we have five employees, including the chief executive officer, chief financial officer, vice president in charge of land and acquisitions and two managers in charge of development and production. We believe our relationships with our employees are good.  None of our employees are represented by labor unions and we are not a party to any collective bargaining agreement.

ITEM 1A - RISK FACTORS

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

A substantial or extended decline in oil and natural gas prices or demand for oil and gas products may adversely affect our business, financial condition, cash flow, liquidity or results of operations and our ability to meet our capital expenditure obligations and financial commitments and to implement our business strategy.

The price we receive for our oil and natural gas production heavily influences our revenue, profitability, access to capital, and future rate of growth. Recent extremely high prices have affected the demand for oil and gas products, and that demand has declined on a worldwide basis. If the decline in demand continues, the ability of the Company to command higher prices for its oil and gas products will be endangered. Oil and natural gas are commodities, and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile. These markets will likely continue to be volatile in the future. The prices we receive for our production, and the levels of our production, and the revenue we will receive, depend on numerous factors beyond our control. These factors include the following:

▪	changes in global supply and demand for oil and natural gas;
▪	the actions of the Organization of Petroleum Exporting Countries (“OPEC”) and other organizations and government entities;
▪	the price and quantity of imports of foreign oil and natural gas;
▪
political conditions and events worldwide, including rules concerning production and environmental protection, and political instability in countries with significant oil production such as the Congo and Venezuela, all affecting oil-producing activity;

▪	the level of global oil and natural gas exploration and production activity;
▪	the short and long term levels of global oil and natural gas inventories;
▪	weather conditions;
▪	technological advances affecting the exploitation for oil and gas, and related advances for energy consumption; and
▪	the price and availability of alternative fuels.

Lower oil and natural gas prices may not only decrease our revenues on a per unit basis but may also reduce the amount of oil and natural gas that we can produce economically. A substantial or extended decline in oil or natural gas prices is likely to materially and adversely affect our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures.

We Plan To Conduct Exploration, Exploitation and Production Operations, Which Present Additional Unique Operating Risks.

There are additional risks associated with oil and gas investment which involve production and well operations and drilling. These risks include, among others, substantial cost overruns and/or unanticipated outcomes that may result in uneconomic projects or wells. Cost overruns could materially reduce the funds available to the Company, and cost overruns are common in the oil and gas industry. Moreover, drilling expense and the risk of mechanical failure can be significantly increased in wells drilled to greater depths and where one is more likely to encounter adverse conditions such as high temperature and pressure.

We May Not Be Able To Control Operations Of The Wells We Acquire.

We may not be able to acquire the operations for properties that we invest in. As a result, we may have limited ability to exercise influence over the operations for these properties or their associated costs. Our dependence on another operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could prevent the realization of our targeted returns on capital in drilling or acquisition activities. The success and timing of development and exploitation activities on properties operated by others depend upon a number of factors that will be largely outside of our control, including:

▪	the timing and amount of capital expenditures;

▪	the availability of suitable drilling rigs, drilling equipment, production and transportation infrastructure and qualified operating personnel;

▪	the operator’s expertise and financial resources;

▪	approval of other participants in drilling wells; and

▪	selection of technology.

We Will Need Additional External Capital.

We will need substantial additional capital for acquisitions or for development in order to implement any proposed capital expenditure program. We may attempt to obtain sufficient funds, including through borrowing against the reserves of the Company to further implement our business plan. However, there is no assurance that we will be able to obtain sufficient funds on terms acceptable to us or at all. If adequate additional funding is not available, we may be forced to limit our activities.

Our Reserve Estimates And Projections Are Inherently Imprecise, And Actual Production, Revenues And Expenditures May Differ Materially From Such Estimates And Projections.

There are numerous uncertainties inherent in estimating quantities of reserves and their values, including many factors beyond our control. Estimates of oil and gas reserves, by necessity, are projections based on engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that are difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and gas prices, future operating cost, severance and excise taxes, development costs, workover and remedial costs and the costs of plugging and abandoning wells, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows expected therefrom may vary substantially. Moreover, there can be no assurance that our reserves will ultimately be produced or that our proved undeveloped, probable, or possible reserves will be developed within the periods anticipated. Any significant variance in the assumptions could materially affect the estimated quantity and value of our reserves. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and such variances may be material.

We May Not Be Successful In Identifying Or Developing Recoverable Reserves.

Our future success depends upon our ability to acquire and develop oil and gas reserves that are economically recoverable. Our proved reserves will generally decline as reserves are depleted, except to the extent that we can replace those reserves by exploration and development activities or acquisition of properties containing proved reserves, or both. In order to increase reserves and production, we must undertake development, exploration, drilling and recompletion programs or other replacement activities. Our current strategy includes increasing our reserve base through development, exploitation, exploration and acquisition. There can be no assurance that our planned development and exploration projects or acquisition activities will result in significant additional reserves or that we will have continuing success drilling productive wells at economical values in terms of their finding and development costs. Furthermore, while our revenues increase if oil and gas prices increase significantly, finding costs for additional reserves have increased during the last few years. It is possible that product prices will decline while the Company is in the middle of executing its plans, while costs of drilling remain high. There can be no assurance that we will replace reserves or replace our reserves economically.

Our Future Drilling Activities May Not Be Successful.

Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that new wells drilled by us will be productive or that we will recover all or any portion of our investment. Drilling for oil and gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain, and the cost associated with these activities has risen significantly during the past year. Our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond our control, including economic conditions, mechanical problems, title problems, weather conditions, governmental requirements and shortages or delays in the delivery of equipment and services. Our future drilling activities may not be successful and, if unsuccessful, such failure may have a material adverse effect on our future results of operations and financial condition.

Our Operations Are Subject To Risks Associated With Drilling Or Producing And Transporting Oil And Gas.

Our operations are subject to hazards and risks inherent in drilling or producing and transporting oil and gas, such as fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures and spills, any of which can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to our properties.

The Unavailability Or High Cost Of Drilling Rigs, Equipment, Supplies, Personnel And Oil Field Services Could Adversely Affect Our Ability To Execute Our Exploration And Exploitation Plans On A Timely Basis And Within Our Budget.

Shortages or the high cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our exploitation and exploration operations, which could have a material adverse effect on our business, financial condition or results of operations. If the unavailability or high cost of rigs, equipment, supplies or personnel were particularly severe in Texas, especially as a result of an active hurricane season, we could be materially and adversely affected because our operations and properties are concentrated in that area.

Compliance With Government Regulations May Require Significant Expenditures.

Our business is subject to federal, state and local laws and regulations relating to the exploration for, and the development, production and transportation of oil and gas, as well as safety matters. Although we will attempt to conduct due diligence concerning standard compliance issues, there is a heightened risk that our target properties are not in compliance because of lack of funding. We may be required to make significant expenditures to comply with governmental laws and regulations that may have a material adverse affect on our financial condition and results of operations. Even if the properties are in substantial compliance with all applicable laws and regulations, the requirements imposed by such laws and regulations are frequently changed and are subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations.

Environmental Regulations And Costs Of Remediation Could Have A Material Adverse Affect On Our Operations.

Our operations are subject to complex and constantly changing environmental laws and regulations adopted by federal, state and local government authorities. The implementation of new, or the modification of existing, laws or regulations could have a material adverse affect on our operations. The discharge of oil, gas or other pollutants into the air, soil, or water may give rise to significant liabilities on our part to the government and third parties, and may require us to incur substantial costs of remediation. We will be required to consider and negotiate the responsibility of the Company for prior and ongoing environmental liabilities. We may be required to post or assume bonds or other financial guarantees with the parties from whom we purchase properties or with governments to provide financial assurance that we can meet potential remediation costs. There can be no assurance that existing environmental laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not materially adversely affect our results of operation and financial condition or that material indemnity claims will not arise against us with respect to properties acquired by us.

We Operate In A Highly Competitive Environment.

We operate in the highly competitive areas of oil and gas exploration, development, acquisition and production with other companies. In seeking to acquire desirable producing properties or new leases for future exploration, and in marketing our oil and gas production, we face intense competition from both major and independent oil and gas companies. Many of these competitors have financial and other resources substantially in excess of those available to us. Our inability to effectively compete in this environment could materially and adversely affect our financial condition and results of operations.

The Producing Life Of Company Wells Is Uncertain, And Production Will Decline.

It is not possible to predict the life and production of any well with accuracy. The actual life could differ significantly from that anticipated. Sufficient oil or natural gas may not be produced for investors to receive a profit or even to recover their initial investments. In addition, production from the Company’s oil and natural gas wells, if any, will decline over time, and current production does not necessarily indicate any consistent level of future production. A production decline may be rapid and irregular when compared to a well’s initial production.

Our Lack Of Diversification Will Increase The Risk Of An Investment In Us, As Our Financial Condition May Deteriorate If We Fail To Diversify.

The Company, through its wholly owned subsidiaries, BSPE Texas LLC and Copano Bay Holdings, currently focuses on the conventional oil and gas industry. BSPE Texas LLC and Copano Bay Holdings each currently own a single property and have an interest in several additional properties. Larger companies have the ability to manage their risk by diversification. However, we lack diversification, in terms of both the nature and geographic scope of our business. As a result, we will likely be impacted more acutely by factors affecting our industry or the regions in which we operate than we would if our business were more diversified, enhancing our risk profile. If we cannot diversify our operations, our financial condition and results of operations could deteriorate. The Company has a limited number of revenue generating properties. This revenue generating property historical revenue is derived from Natural Gas and Oil. Therefore, the price we receive for our oil and natural gas production heavily influences our revenue, profitability, access to capital and future rate of growth

Our Business May Suffer If We Do Not Attract And Retain Talented Personnel.

Our success will depend in large measure on the abilities, expertise, judgment, discretion, integrity and good faith of our management and other personnel in conducting our intended business. We presently have a small management team which we intend to expand in conjunction with our planned operations and growth. The loss of a key individual, or our inability to attract suitably qualified staff could materially adversely impact our business.

We May Not Be Able To Establish Substantial Oil Operations or Manage Our Growth Effectively, Which May Harm Our Profitability.

Our strategy envisions establishing and expanding our oil business. If we fail to effectively establish sufficient oil operations and thereafter manage our growth, our financial results could be adversely affected. Growth may place a strain on our management systems and resources. We must continue to refine and expand our business development capabilities, our systems and processes, and our access to financing sources. As we grow, we must continue to hire, train, supervise and manage new employees. We cannot assure you that we will be able to:

•	meet our capital needs;

•	expand our systems effectively or efficiently or in a timely manner;

•	allocate our human resources optimally;

•	identify and hire qualified employees or retain valued employees; or

•	incorporate effectively the components of any business that we may acquire in our effort to achieve growth.

If we are unable to manage our growth, our operations and our financial results could be adversely affected by inefficiency, which could diminish our profitability.

Relationships Upon Which We May Rely Are Subject To Change, Which May Diminish Our Ability To Conduct Our Operations.

To develop our business, it will be necessary for us to establish business relationships which may take the form of joint ventures with private parties and contractual arrangements with other unconventional oil companies, including those that supply equipment and other resources that we expect to use in our business. We may not be able to establish these relationships, or if established, we may not be able to maintain them. In addition, the dynamics of our relationships with strategic partners may require us to incur expenses or undertake activities we would not otherwise be inclined to in order to fulfill our obligations to these partners or maintain our relationships. If our strategic relationships are not established or maintained, our business prospects may be limited, which could diminish our ability to conduct our operations.

An Increase In Royalties Payable May Make Our Operations Unprofitable.

Any development project of our resource assets will be directly affected by the royalty regime applicable. The economic benefit of future capital expenditures for the project is, in many cases, dependent on a satisfactory royalty regime. There can be no assurance that governments will not adopt a new royalty regime that will make capital expenditures uneconomic or that the royalty regime currently in place will remain unchanged.

Because Management Has Other Business Interests, He May Not Be Able To Devote A Sufficient Amount Of Time To Our Business Operation, Causing Our Business To Fail.

Mr. Giannattasio is involved with other business interests and unable to devote all of his business time and effort to us. He presently possesses adequate time to attend to our interests. In the future, our management will use their best efforts to devote sufficient time to the management of our business and affairs and, provided additional staff may be retained on acceptable terms, our management will engage additional officers and other staff should additional personnel be required. However, it is possible that our demands on management’s time could increase to such an extent that they come to exceed their available time, or that additional qualified personnel cannot be located and retained on commercially reasonable terms. This could negatively impact our business development.

Because Our Officers And Directors Are Involved Or Affiliated With Other Oil and Gas Exploration Companies, They May Have Conflicts Of Interest With Us.

Mr. Wilson is involved or affiliated with one or more other oil and gas resource exploration companies. As a result of this relationship, he may have or may develop a conflict of interest with us.

Competition In Obtaining Rights To Acquire and Develop Conventional and Unconventional Oil and Gas Reserves and To Market Our Production May Impair Our Business.

The conventional and unconventional oil and gas industry is highly competitive. Other conventional and unconventional oil and gas companies may seek to acquire property leases and other properties and services we will need to operate our business in the areas in which we expect to operate. This competition has become increasingly intense as the price of oil on the commodities markets has risen in recent years. A number of other companies have entered or have indicated they are planning to enter the oil sands business and begin production of bitumen and synthetic crude oil or expand their existing operations, although the impact on their plans in the current global economic climate including the current reduced price of oil is not yet known. It is difficult to assess the number, level of production and ultimate timing of all of the potential new producers or where existing production levels may increase.

Additionally, other companies engaged in our line of business may compete with us from time to time in obtaining capital from investors. Competitors include larger companies, which, in particular, may have access to greater resources, may be more successful in the recruitment and retention of qualified employees and may conduct their own refining and petroleum marketing operations, which may give them a competitive advantage. If we are unable to compete effectively or adequately respond to competitive pressures, this inability may materially adversely affect our results of operation and financial condition.

The oil and gas industry competes with other industries in the supply of energy, fuel, and related products to consumers. A number of other ventures have announced plans to enter the conventional and unconventional oil and gas development business or expand existing operations (although the impact on their plans in the current global economic climate is uncertain). Development of new projects or expansion of existing operations could materially increase the supply of synthetic crude oil in the marketplace. Depending upon the levels of future demand, increased supplies could negatively impact the prices obtained for oil.

Our success depends on the ability of our management and employees to interpret market and geological data correctly, and to interpret and respond to economic, market and other conditions in order to locate and adopt appropriate investment opportunities, monitor such investments, and ultimately, if required, to successfully divest such investments. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, and marketing personnel. Competition for such personnel is intense, and there can be no assurance that we will be able to successfully attract, integrate or retain sufficiently qualified personnel.

We have a History of Losses which may Continue, which may Negatively Impact our Ability to Achieve our Business Objectives.

We incurred net losses of $6,092,933 for the year ended October 31, 2011 and $781,602 for the year ended October 31, 2010.  In addition, at October 31, 2011, we had an accumulated deficit of $17,015,673. We cannot assure you that we can achieve or sustain profitability on a quarterly or annual basis in the future.  Our operations are subject to the risks and competition inherent in early stage oil and gas exploration companies. There can be no assurance that future operations will be profitable. Revenues and profits, if any, will depend upon various factors, including whether production from our operating wells continues at their current rates. We may not achieve our business objectives and the failure to achieve such goals would have an adverse impact on us.

We Will Require Additional Financing In Order To Continue Our Operating and Exploration Activities Or We Will Fail.

The Company had $240,314 as of October 31, 2011, and $1,609,961 as of October 31, 2010 in cash and cash equivalents, cash in the Company’s attorney’s trust account, and short-term investments on hand. Operating costs of exploration and development programs may be greater than we anticipate, such that we may have to seek additional funds sooner than otherwise expected.  We have experienced negative cash flow.

We will be dependent on raising capital, debt or equity, from outside sources to pay for further expansion, exploration and development of our business, and to meet current obligations. Such capital may not be available to us when we need it on terms acceptable to us if at all, particularly in the current global economic conditions. The issuance of additional equity securities by us will result in a dilution to our current stockholders which could depress the trading price of our common stock. Obtaining debt financing will increase our liabilities and future cash commitments. If we are unable to obtain financing in the amounts and on terms deemed acceptable to us, we may be unable to continue our business and may be required to scale back or cease our operations. The terms of securities we issue in future capital transactions may be more favorable to our new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, and issuances of incentive awards under equity employee incentive plans, which may have a further dilutive effect.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which may adversely impact our financial condition.

RISKS RELATED TO OUR INDUSTRY

Exploration For Petroleum and Gas Products Is Inherently Speculative. There Can Be No Assurance That We Will Ever Establish Commercial Discoveries.

Exploration for economic reserves of oil and gas is subject to a number of risk factors. Few properties that are explored are ultimately developed into producing oil or gas wells. Some of our properties are in the exploration stage only and are without proven reserves of oil and gas. We may not establish commercial discoveries on any of our properties.

There are numerous uncertainties inherent in estimating quantities of conventional and unconventional oil and gas resources, including many factors beyond our control, and no assurance can be given that expected levels of resources or recovery of oil and gas will be realized. In general, estimates of recoverable oil and gas resources are based upon a number of factors and assumptions made as of the date on which resource estimates are determined, such as geological and engineering estimates which have inherent uncertainties and the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain, and classifications of resources are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the recoverable unconventional oil, the classification of such resources based on risk of recovery, prepared by different engineers or by the same engineers at different times, may vary substantially.

Prices And Markets For Oil and Gas Are Unpredictable and Tend To Fluctuate Significantly, Which Could Reduce Profitability, Growth and the Value of Our Proposed Business.

Our revenues and earnings, if any, will be highly sensitive to the price of oil and gas. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty, and a variety of additional factors beyond our control. These factors include, without limitation, weather conditions, the condition of the Canadian, U.S. and global economies, the actions of the Organization of Petroleum Exporting Countries, governmental regulations, political stability in the Middle East and elsewhere, war, or the threat of war, in oil producing regions, the foreign supply of oil, the price of foreign imports, and the availability of alternate fuel sources. Significant changes in long-term price outlooks for crude oil and natural gas could have a material adverse effect on us. For example, market fluctuations of oil prices may render uneconomic the mining, extraction and upgrading of tar sands reserves containing relatively lower grades of bitumen.

All of these factors are beyond our control and can result in a high degree of price volatility not only in crude oil and natural gas prices, but also fluctuating price differentials between heavy and light grades of crude oil, which can impact prices for our crude oil and bitumen. Oil and natural gas prices have fluctuated widely in recent years, and we expect continued volatility and uncertainty in crude oil and natural gas prices. A prolonged period of low crude oil and natural gas prices could affect the value of our crude oil and gas properties and the level of spending on growth projects, and could result in curtailment of production on some properties. Accordingly, low crude oil prices in particular could have an adverse impact on our financial condition and liquidity and results of operations.

Existing Environmental Regulations Impose Substantial Operating Costs Which Could Adversely Effect Our Business.

Environmental regulation affects nearly all aspects of our operations. These regulatory regimes are laws of general application that apply to us in the same manner as they apply to other companies and enterprises in the energy industry. Unconventional oil sand extraction operations present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and municipal laws and regulations.

Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil operations. The legislation also requires that facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material.

We expect future changes to environmental legislation, including anticipated legislation for air pollution and greenhouse gases that will impose further requirements on companies operating in the energy industry. Changes in environmental regulation could have an adverse effect on us from the standpoint of product demand, product reformulation and quality, methods of production and distribution and costs, and financial results. For example, requirements for cleaner-burning fuels could cause additional costs to be incurred, which may or may not be recoverable in the marketplace. The complexity and breadth of these issues make it extremely difficult to predict their future impact on us. Management anticipates capital expenditures and operating expenses could increase in the future as a result of the implementation of new and increasingly stringent environmental regulations.

Abandonment and Reclamation Costs Are Unknown and May Be Substantial.

Certain environmental regulations govern the abandonment of project properties and reclamation of lands at the end of their economic life, the costs of which may be substantial. A breach of such regulations may result in the issuance of remedial orders, the suspension of approvals, or the imposition of fines and penalties, including an order for cessation of operations at the site until satisfactory remedies are made. It is not possible to estimate with certainty abandonment and reclamation costs since they will be a function of regulatory requirements at the time.

Changes In the Granting of Governmental Approvals Could Raise Our Costs and Adversely Affect Our Business.

Permits, leases, licenses, and approvals are required from a variety of regulatory authorities at various stages of exploration and development. There can be no assurance that the various government permits, leases, licenses and approvals sought will be granted in respect of our activities or, if granted, will not be cancelled or will be renewed upon expiration. There is no assurance that such permits, leases, licenses, and approvals will not contain terms and provisions which may adversely affect our exploration and development activities.

Amendments To Current Laws and Regulations Governing Our Proposed Operations Could Have a Material Adverse Impact On Our Proposed Business.

Our business will be subject to substantial regulation under state and federal laws relating to the exploration for, and the development, upgrading, marketing, pricing, taxation, and transportation of unconventional oil and related products and other matters. Amendments to current laws and regulations governing operations and activities of unconventional oil extraction operations could have a material adverse impact on our proposed business. In addition, there can be no assurance that income tax laws, royalty regulations and government incentive programs related to the unconventional oil industry generally will not be changed in a manner which may adversely affect us and cause delays, inability to complete or abandonment of properties.

Our Inability to Obtain Necessary Facilities Could Hamper Our Operations.

Conventional and unconventional oil and gas extraction and development activities are dependent on the availability of equipment, transportation, power and technical support in the particular areas where these activities will be conducted, and our access to these facilities may be limited. To the extent that we conduct our activities in remote areas, needed facilities may not be proximate to our operations, which will increase our expenses. Demand for such limited equipment and other facilities or access restrictions may affect the availability of such equipment to us, and may delay exploration and development activities. The quality and reliability of necessary facilities may also be unpredictable and we may be required to make efforts to standardize our facilities, which may entail unanticipated costs and delays. Shortages or the unavailability of necessary equipment or other facilities will impair our activities, either by delaying our activities, increasing our costs or otherwise.

We Are Subject To Technology Risks In All Of Our Proposed Conventional and Unconventional Oil and Gas Operations.

We currently plan to employ commercially proven technologies in all of our conventional and unconventional oil and gas operations. Our intent is to employ these commercially proven technologies in concert but tied together in a fashion which is innovative to the resource with which we are operating. Arranging these technologies as conceptualized may result in unforeseen issues and challenges that may require engineering remediation. There is no assurance that capital and operating cost performance as anticipated from the use of these proven technologies will be realized.

Operational Hazards

Our production, exploration and development activities are subject to the customary hazards of operation in remote areas. A casualty occurrence might result in the loss of equipment or life, as well as injury, property damage or other liability. While we maintain limited insurance to cover current operations, our property and liability insurance may not be sufficient to cover any such casualty occurrences or disruptions. Equipment failures could result in damage to our facilities and liability to third parties against which we may not be able to fully insure or may elect not to insure because of high premium costs or for other reasons. Our operations could be interrupted by natural disasters or other events beyond our control. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on the business, our financial condition and results of our operations.

Competitive Risks

The North American and international petroleum and natural gas industry is highly competitive in all aspects, including the exploration for, and the development of, new sources of supply, the acquisition of oil and gas interests, and the distribution and marketing of petroleum and gas products. A number of companies other than our company are engaged in the oil and gas businesses and are actively exploring for and delineating their resource bases.

Challenges to Title to Our Properties May Impact Our Financial Condition.

Title to oil and gas interests is often not capable of conclusive determination without incurring substantial expense. While we intend to make appropriate inquiries into the title of properties and other development rights we acquire, title defects may exist. In addition, we may be unable to obtain adequate insurance for title defects, on a commercially reasonable basis or at all. If title defects do exist, it is possible that we may lose all or a portion of our right, title and interests in and to the properties to which the title defects relate. If our property rights are reduced, our ability to conduct our exploration, development and production activities may be impaired.

RISKS RELATED TO OUR COMMON STOCK

There has been a limited trading market for our Common Stock.

It is anticipated that there will be a limited trading market for the Common Stock on the NASD’s Over-the-Counter Bulletin Board.  The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies or technologies by using Common Stock as consideration.

You may have difficulty trading and obtaining quotations for our Common Stock.

The Common Stock may not be actively traded, and the bid and asked prices for our Common Stock on the NASD Over-the-Counter Bulletin Board may fluctuate widely. As a result, investors may find it difficult to dispose of, or to obtain accurate quotations of the price of, our securities. This severely limits the liquidity of the Common Stock, and would likely reduce the market price of our Common Stock and hamper our ability to raise additional capital.

The market price of our Common Stock may, and is likely to continue to be, highly volatile and subject to wide fluctuations.

The market price of our Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond our control, including:

·
dilution caused by our issuance of additional shares of Common Stock and other forms of equity securities, which we expect to make in the Offering and in connection with future capital financings to fund our operations and growth, to attract and retain valuable personnel and in connection with future strategic partnerships with other companies;

·	quarterly variations in our revenues and operating expenses;

·	changes in the valuation of similarly situated companies, both in our industry and in other industries;

·	changes in analysts’ estimates affecting our company, our competitors and/or our industry;

·	changes in the accounting methods used in or otherwise affecting our industry;

·	additions and departures of key personnel;

·	announcements of technological innovations or new reserves available;

·	fluctuations in interest rates and the availability of capital in the capital markets; and

·
significant sales of our Common Stock, including sales by the investors following the expiration of the required holding period for the shares of Common Stock issued in this Offering and/or future investors in future offerings we expect to make to raise additional capital.

These and other factors are largely beyond our control, and the impact of these risks, singly or in the aggregate, may result in material adverse changes to the market price of our Common Stock and/or our results of operations and financial condition.

We do not expect to pay dividends in the foreseeable future.

We do not intend to declare dividends for the foreseeable future, as we anticipate that we will reinvest any future earnings in the development and growth of our business. Therefore, investors will not receive any funds unless they sell their Common Stock, and stockholders may be unable to sell their shares on favorable terms or at all. Investors cannot be assured of a positive return on investment or that they will not lose the entire amount of their investment in the Common Stock.

Our common stock is not currently traded at high volume, and you may be unable to sell at or near ask prices or at all if you need to sell or liquidate a substantial number of shares at one time.

Our common stock is currently traded, but with very low, if any, volume, based on quotations on the “Over-the-Counter Bulletin Board”, meaning that the number of persons interested in purchasing our common stock at or near bid prices at any given time may be relatively small or non-existent.  This situation is attributable to a number of factors, including the fact that we are a small company which is still relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable.  As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price.  We cannot give you any assurance that a broader or more active public trading market for our common stock will develop or be sustained, or that trading levels will be sustained.

Shareholders should be aware that, according to Commission Release No. 34-29093, the market for “penny stocks” has suffered in recent years from patterns of fraud and abuse.  Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.  Our management is aware of the abuses that have occurred historically in the penny stock market.  Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the future volatility of our share price.

Legislative actions, higher insurance costs and potential new accounting pronouncements may impact our future financial position and results of operations.

There have been regulatory changes, including the Sarbanes-Oxley Act of 2002, and there may potentially be new accounting pronouncements or additional regulatory rulings that will have an impact on our future financial position and results of operations. The Sarbanes-Oxley Act of 2002 and other rule changes as well as proposed legislative initiatives following the Enron bankruptcy are likely to increase general and administrative costs and expenses. In addition, insurers are likely to increase premiums as a result of high claims rates over the past several years, which we expect will increase our premiums for insurance policies. Further, there could be changes in certain accounting rules.  These and other potential changes could materially increase the expenses we report under generally accepted accounting principles, and adversely affect our operating results.

 Efforts to comply with recently enacted changes in securities laws and regulations will increase our costs and require additional management resources.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on their internal controls over financial reporting in their annual reports on Form 10-K. In addition, in the event we are no longer a smaller reporting company, the independent registered public accounting firm auditing our financial statements would be required to attest to the effectiveness of our internal controls over financial reporting. Such attestation requirement by our independent registered public accounting firm would not be applicable to us until the report for the year ended October 31, 2012 at the earliest, if at all.  If we are unable to conclude that we have effective internal controls over financial reporting or if our independent registered public accounting firm is required to, but is unable to provide us with a report as to the effectiveness of our internal controls over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our securities.

Our common stock is subject to the "penny stock" rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The SEC has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

·	that a broker or dealer approve a person's account for transactions in penny stocks; and
·	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

·	obtain financial information and investment experience objectives of the person; and
·
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

·	sets forth the basis on which the broker or dealer made the suitability determination; and
·	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

FINRA sales practice requirements may also limit a shareholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

ITEM 1B – UNRESOLVED STAFF COMMENTS

None.

ITEM 2 – PROPERTIES

We maintain our principal offices at 25025 I-45 N., Ste. 410, The Woodlands, Texas 77380 and 800 Bering, Suite 250, Houston, Texas 77057. Our telephone number at that office is (713) 554-4491 and our facsimile number is (713) 583-1617.   Our rent on these spaces is on a month to month basis and totals $2,800 per month.

Reserve Rule Changes

During 2009, the SEC issued its final rule on the modernization of oil and gas reporting (the “Reserve Ruling”) and the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update No. 2010-03 (“ASU 2010-03”) “Extractive Industries – Oil and Gas,” which aligned the estimation and disclosure requirements of FASB Accounting Standards Codification Topic 932 with the Reserve Ruling. The Reserve Ruling and ASU 2010-03 became effective for Annual Reports on Form 10-K for fiscal years ending on or after December 31, 2009. The key provisions of the Reserve Ruling and ASU 2010-03 are as follows:

•
Expanding the definition of oil- and gas-producing activities to include the extraction of saleable hydrocarbons, in the solid, liquid or gaseous state, from oil sands, coalbeds or other nonrenewable natural resources that are intended to be upgraded into synthetic oil or gas, and activities undertaken with a view to such extraction;

•
Amending the definition of proved oil and gas reserves to require the use of an average of the first-day-of-the-month commodity prices during the 12-month period ending on the balance sheet date rather than period-end commodity prices;

•	Adding to and amending other definitions used in estimating proved oil and gas reserves, such as “reliable technology” and “reasonable certainty”;

•	Broadening the types of technology that a reporter may use to establish reserves estimates and categories; and

•	Changing disclosure requirements and providing formats for tabular reserve disclosures.

Reserve Estimation Procedures and Audits

The information included in this Report about the Company’s proved reserves as of December 31, 2011 and 2010, which were located in the United States is based on evaluations prepared by (i) the Company’s engineers and audited by Corridor & Associates (“Corridor”)(2011) and Crest Engineering Inc. (“Crest”) (2010), with respect to the Company’s properties. The Company has no oil and gas reserves from non-traditional sources. Additionally, the Company does not provide optional disclosure of probable or possible reserves.

Reserve estimation procedures. The Company has established internal controls over reserve estimation processes and procedures to support the accurate and timely preparation and disclosure of reserve estimates in accordance with SEC and GAAP requirements. These controls include the annual external audits of substantial portions of the Company’s proved reserves by Corridor.

Proved reserves audits. The reserve audits performed by Corridor and Crest in the aggregate represented 100 percent of the Company’s 2011 and 2010 proved reserves.

Corridor and Crest follow the general principles set forth in the standards pertaining to the estimating and auditing of oil and gas reserve information promulgated by the Society of Petroleum Engineers (“SPE”). A reserve audit as defined by the SPE is not the same as a financial audit. The SPE’s definition of a reserve audit includes the following concepts:

•
A reserve audit is an examination of reserve information that is conducted for the purpose of expressing an opinion as to whether such reserve information, in the aggregate, is reasonable and has been presented in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information as promulgated by the SPE.

•
The estimation of reserves is an imprecise science due to the many unknown geologic and reservoir factors that cannot be estimated through sampling techniques. Since reserves are only estimates, they cannot be audited for the purpose of verifying exactness. Instead, reserve information is audited for the purpose of reviewing in sufficient detail the policies, procedures and methods used by a company in estimating its reserves so that the reserve auditors may express an opinion as to whether, in the aggregate, the reserve information furnished by a company is reasonable.

•
The methods and procedures used by a company, and the reserve information furnished by a company, must be reviewed in sufficient detail to permit the reserve auditor, in its professional judgment, to express an opinion as to the reasonableness of the reserve information. The auditing procedures require the reserve auditor to prepare its own estimates of reserve information for the audited properties.

To further clarify, in conjunction with the audit of the Company’s proved reserves and associated pre-tax present value discounted at ten percent, the Company provided to Corridor and Crest its engineering and geoscience technical data and analyses. Following the Engineers’ review of that data, they had the option of honoring the Company’s interpretation, or making its own interpretation. No data was withheld from the engineers.  The engineers accepted without independent verification the accuracy and completeness of the historical information and data furnished by the Company with respect to ownership interest, oil and gas production, well test data, commodity prices, operating and development costs, and any agreements relating to current and future operations of the properties and sales of production. However, if in the course of its evaluation something came to its attention that brought into question the validity or sufficiency of any such information or data, the engineers did not rely on such information or data until it had satisfactorily resolved its questions relating thereto or had independently verified such information or data.

In the course of its evaluations, the engineers prepared, for all of the properties, its own estimates of the Company’s proved reserves and the pre-tax present value of such reserves discounted at ten percent. At the conclusion of the audit process, it was Corridor’s opinion, as set forth in its audit letter which is included as an exhibit to this Report, that the Company’s estimates of the Company’s proved oil and gas reserves and associated pre-tax present value discounted at ten percent are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering standards promulgated by the SPE.

Qualifications of reserves preparers and auditors.  Corridor provides petroleum property analysis services for energy clients, financial organizations and government agencies. Corridor was founded in 2007 and performs consulting petroleum engineering services under Texas Board of Professional Engineers Registration No. 7984. The technical person primarily responsible for auditing the Company’s reserves estimates has been a practicing consulting petroleum engineer at Corridor since has over 27 years of practical experience in petroleum engineering, including 27 years of experience in the estimation and evaluation of proved reserves. He graduated with a Bachelor of Science degree in Petroleum Engineering in 1983 and meets or exceeds the education, training and experience requirements set forth in the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the board of directors of the SPE.

Technologies used in reserves estimates. The Company uses reliable technologies to establish additions to reserve estimates, including seismic data and interpretation, wireline formation tests, geophysical logs and core data.

Description of Properties

Net Reserves of Crude Oil and Natural Gas at October 31,

	2011	2010
Proved developed oil reserves (MBbls)	63.92	52.98
Proved developed gas reserves (Mcf)	137.03	250.81
Proved undeveloped oil reserves (MBbls)	3,324.54	--
Proved undeveloped gas reserves (Mcf)	2,578.67	125.70
Total proved oil reserves (MBbls)	3,388.46	52.98
Proved gas reserves (Mcf)	2,715.70	376.51

The increase in the proved undeveloped oil and gas reserves relates to the reserves acquired in the AP Clark Field and Copano Bay Field. During the fiscal year ended October 31, 2011, the Company acquired proved undeveloped oil reserves totalling 3,386.60 MBbls and proved undeveloped gas reserves totalling 2,474.37 Mcf.

During the fiscal year ended October 31, 2011, the Company participated in the drilling and successful completion of two wells in the AP Clark field.  The Company’s cost for the wells totalled approximately $2.5 million.  Subject to obtaining the additional funding required, the Company plans on drilling and completing up to an additional 6 wells on the AP Clark property in the next 12 months.

Developed and Undeveloped Acreage

	Developed Acreage		Undeveloped Acreage
Geographic Area:	Gross	Net	Gross	Net
Year ended October 31, 2011
Cabeza Creek	3,689	3,689	--	--
Beech Creek	88	24	--	--
AP Clark	160	74	8,543	4,983
Copano Bay	1,280	640	--	--

Year ended October 31, 2010
Cabeza Creek	3,689	3,689	--	--
Beech Creek	88	24	--	--
AP Clark	120	56	6,070	2,913
Copano Bay	--	--	--	--

The following table summarizes our oil and gas production revenue and costs, our productive wells and acreage, undeveloped acreage and drilling activities for each of the last two years ended October 31.

	2011	2010
Production
Net oil production (Bbls)	19,991	3,379
Net gas production (Mcf)	41,043	88,040
Total production (MBoe) (1)	26,832	18,052
Average sales price per Bbl of oil	$81.39	$79.58
Average sales price per Mcf of gas	$6.38	$4.71
Average sales price per Boe	$70.44	$69.83
Average production cost per mcfe	$25.46	$41.93

(1)	Oil and gas were combined by converting gas to a Boe equivalent on the basis of 6 Mcf of gas to 1 Bbl of oil

The following tables summarize the Company’s United States development and exploration/extension drilling activities during 2011:

	Development Drilling
	Beginning Wells In Progress	Wells Spud	Successful Wells	Unsuccessful Wells	Ending Wells In Progress
Cabeza Creek	----	----	----	-----	----
Beech Creek	—	----	----	----	—
AP Clark	—	2	2	—	—
Copano Bay	—	----	—	—	----

Total United States	----	2	2	0	----

	Exploration/Extension Drilling
	Beginning Wells In Progress	Wells Spud	Successful Wells	Unsuccessful Wells	Sold Wells	Ending Wells In Progress
Cabeza Creek	—	----	----	—	—	----
Beech Creek	----	----	----		—	----
AP Clark	----	----	----	—	—	----
Copano Bay	----	----	----	—	—	----
Pedregosa	----	1	----	1	—	—
Cometa Ranch	----	----	----	----	1	—

Total United States	----	1	---	1	----	----

The following table summarizes the Company’s average daily oil, gas and total production by asset area during 2011:

	Oil (Bbls)	Gas (Mcf)	Total (BOE)
Cabeza Creek	12	130	34
Beech Creek	65	--	65
AP Clark	48	22	52
Copano Bay	37	--	37
Pedregosa	--	--	--
Cometa Ranch	--	--	--
Del Norte	--	--	--

Total	162	152	188

The following table summarizes the Company’s costs incurred by geographic area during 2011:

	Property Acquisition Costs		Exploration Costs	Development Costs	Asset Retirement Obligations	Total
	Proved	Unproved
Cabeza Creek	$--	$--	$--	$159,294	$46,963	$206,257
Beech Creek	--	--	--	3,984	916	4,900
AP Clark	950,640	--	--	3,116,932	1,950	4,069,522
Copano Bay	88,146	--	--	1,400	15,248	104,794
Pedregosa	--	281,213	1,665,142	--	--	1,946,355
Cometa Ranch	--	6,176	--	--	--	6,176
Del Norte	--	525	--	--	--	525

Total	$1,038,786	$287,914	$1,665,142	$3,281,610	$65,077	$6,338,529

ITEM 3 - LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

ITEM 4 – (REMOVED AND RESERVED)

PART II

ITEM 5 - MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Price Range of Common Stock

Our common stock is currently traded on the Over-the-Counter Bulletin Board under the symbol “BSPE.” For the period from November 1, 2009 through October 31, 2011, the following table sets forth the high and low sale prices of our common stock as reported by the Over-the-Counter Bulletin Board.

Period	High	Low
Fiscal Year Ended October 31, 2010:
First Quarter	$3.30	$0.75
Second Quarter	3.75	2.04
Third Quarter	3.00	2.55
Fourth Quarter	3.87	2.70
Fiscal Year Ended October 31, 2011:
First Quarter	$4.05	$3.30
Second Quarter	4.10	3.65
Third Quarter	4.10	4.00
Fourth Quarter	4.25	4.00

On February 7, 2012, the closing sale price of our common stock, as reported by the Over-the-Counter Bulletin Board, was $4.05 per share. On February 7, 2012, there were 36 holders of record of our common stock.  On January 5, 2011, a one-for-three reverse stock split was effective for our common stock.  All share prices herein reflect this reverse stock split.

Dividend Policy

We have never paid any cash dividends on our capital stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future.   We intend to retain future earnings to fund ongoing operations and future capital requirements of our business. Any future determination to pay cash dividends will be at the discretion of the Board and will be dependent upon our financial condition, results of operations, capital requirements and such other factors as the Board deems relevant.

ITEM 6 – SELECTED FINANCIAL DATA

Not required under Regulation S-K for “smaller reporting companies.”

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations includes a number of forward-looking statements that reflect Management's current views with respect to future events and financial performance. You can identify these statements by forward-looking words such as “may” “will,” “expect,” “anticipate,” “believe,” “estimate” and “continue,” or similar words.  Those statements include statements regarding the intent, belief or current expectations of us and members of its management team as well as the assumptions on which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risk and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements.

Readers are urged to carefully review and consider the various disclosures made by us in this report and in our other reports filed with the Securities and Exchange Commission. Important factors currently known to us could cause actual results to differ materially from those in forward-looking statements. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes in the future operating results over time. We believe that its assumptions are based upon reasonable data derived from and known about our business and operations and the business and operations of the Company. No assurances are made that actual results of operations or the results of our future activities will not differ materially from its assumptions. Factors that could cause differences include, but are not limited to, expected market demand for the Companys services, fluctuations in pricing for materials, and competition.

Overview

We currently focus our oil and natural gas exploration, exploitation and development operations on projects located in Colorado, New Mexico and Texas. The higher potential impact projects (“Core Focus Areas”) are concentrated on (i) Spraberry, Wolfberry, Strawn and Mississippian formations in the Permian Basin in W. Texas, (ii) conventional reef structures in the Pedregosa Basin in S.W. New Mexico and (iii) conventional structure and stratigraphic formations and unconventional resource formations in Southern Colorado.  In addition to the Core Focus Areas, our management team is pursuing producing conventional and unconventional properties (“Non-Core Properties”), currently comprised of the Beech Creek Field, which we anticipate will provide us with immediate cash flow and additional upside through recompletion potential and new drilling opportunities.

As of October 31, 2011, we owned interests in (i) approximately 8,900 gross (5,050 net) acres in the Midland Basin, (ii) approximately 108,715 gross (54,357 net) acres in the Pedregosa Basin and (iii) approximately 3,300 gross (1,650 net) acres in Colorado and 3,148 gross acres in Non-Core Properties.  In August 2011, leases on approximately 1,240 gross acres in Colorado expired and were not renewed.

We have approximately, 117,776 (59,716 net acres) held by production. This includes approximately 4,000 gross acres (1,000  net acres) in Midland Basin, 108,715 gross acres (54,357 net acres) in the Pedregosa Basin, and approximately 5,061 gross acres (4,358 net acres) in the Non-Core Properties.

We began oil and gas operations in the United States on November 1, 2009, with the purchase of a producing conventional oil and gas field, located in the Gulf Coast region of Texas, from Pioneer Natural Resources.  Additionally, we acquired interests in two properties located in the Gulf Coast region of Texas and one property in our Core Focus Area located in West Texas.

During the twelve  months ended October  31, 2011, we (i) acquired one operated, producing property in the Gulf Coast, (ii) drilled, set casing, perforated and fracture stimulated the Everett Well No. 3 and the BVR Well No. 6-1 which are currently producing, (iii) surveyed and acquired 37 linear miles of 2-D seismic data on the southern part of the Pedregosa Basin project, and (iv) drilled and plugged and abandoned a well in the northern part of the Pedregosa Project. In addition, we acquired additional term leasehold in our Core Focus Areas.

The Core Focus Areas provide us with the opportunity to grow reserves and cash flow by drilling and developing the properties.   Our other properties currently provide cash flow for overhead and administrative costs, while we develop our Core Focus Areas.

We continue to pursue avenues to reduce or eliminate our financial exposure on a case by case basis for each project.  Joint venture arrangements may be considered for others to participate for a disproportionate share of the initial leasing and/or drilling costs, further reducing our exposure.

 Projects in the next 12 months, subject to raising the capital requirements:

Subject to obtaining additional financing, the following drilling, recompletion/work-over and leasing activity may be pursued.  The projects and our share of the estimated costs are listed below:

Estimated cost based on expected participating working interest.

Project	Current WI%	No. Wells	Procedure	Est. Cost
Midland Basin	62.5-85%	6	New Drill	$7.0MM
Pedregosa Basin	50%	1	New Drill	$0MM
Colorado	50%	1	New Drill	$0.9 MM
Other producing properties	100%	3	Recompletions	$0.4 MM
Other producing properties	30%	1	New Drill	$0.5 MM
All Properties	various		New Leases	$1.3MM
Total				$10.10 MM

While our base case drilling, recompletion/workover and leasing activity would result in estimated costs of $10.1 million, we may expand drilling, recompletion/workover and leasing activity to as much as $22 million, if project economics and general economic conditions support the more aggressive drilling program. If we elect to expand drilling activities, we will need to access additional capital. During the fiscal year ended October 31, 2011, we obtained bridge loan financing totaling $1.745 million and raised an additional $2,583,000 in connection with a private placement offering.

We have not entered into any commodity derivative arrangements or hedging transactions. Although we have no current plans to do so, we may enter into commodity swap and/or hedging transactions in the future in conjunction with oil and gas production. We have no off-balance sheet arrangements.

In order to retain a strong balance sheet, we have sold equity and used joint venture agreements with other industry companies to limit or eliminate our financial exposure in early drilling.

Consolidated Results of Operations for the Year Ended October 31, 2011 Compared to the Year Ended October 31, 2010

Revenues for the year ended October 31, 2011 totaled $1,890,193 as compared to $1,260,507 for the year ended October 31, 2010.  The increase totaling $629,686 resulted from the acquisition of the Copano Bay properties, a full year of production from the original AP Clark wells and production from the two completed wells drilled in the AP Clark field.  The increases from these acquisitions are partially offset by a decrease in the production from the Pettus gas unit. We are expecting a significant increase in revenues in Fiscal 2012 as a result of having a full year of revenue from the two new AP Clark wells along with the completion of two additional wells to be drilled in the AP Clark field in mid-2012.

Selling general and administrative expenses increased $474,801 from $1,924,737 in the fiscal year ended October 31, 2010 to $2,399,538 in the fiscal year ended October 31, 2011.  The increase is primarily related an increase in professional fees (198,056) and the full year of payments to several officers and employees hired late in the fiscal year ended October 31, 2010 (398,418).  The professional fees, which consist of legal, bookkeeping and audit fess totaled $548,631 in the fiscal year ended October 31, 2011 as compared to $350,575 in the year ended October 31, 2010.  The total salary and salary related costs during the year ended October 31, 2011 totaled $769,665 as compared to payments of $371,247 in the year ended October 31, 2010.  Salary and salary related costs are expected to increase as we hire additional oil and gas professionals and administrative employees.

Depreciation, depletion and accretion totaled $866,285 in the year ended October 31, 2011 as compared to $573,398 for the year ended October 31, 2010.  The increase in the depreciation, depletion and accretion was a result of the completion and subsequent production from the two additional wells completed in the AP Clark field.

Lease operating expenses decreased $73,710 from $756,920 in the year ended October 31, 2010 to $683,210 in the year ended October 31, 2011.  During 2010, we incurred several significant repairs on several of the older wells.  We expect lease operating expenses to remain significant as many of our properties have older wells and will incur repairs and other age related costs.

 During the year ended October 31, 2011, we incurred exploration expenses of $1,771,536. These costs related primarily to the drilling of the test well on the Pedregosa property.  This well resulted in the location of immature hydrocarbons and the well was considered a dry hole.   As we continue our drilling program in some of our unproved properties, we expect to incur additional exploration costs. There were no such expenses during the year ended October 31, 2010.

The gain on the sale of Assess during the year ended October 31, 2010 totaling $2,341,452 resulted from our sale of 441 of the 600 shares we held in Access Energy to the other stockholder of Access Energy. As consideration for the transfer, we paid the other Access shareholder $75,000 cash and we were relieved of our contractual obligation to fund Access’ annual plan, budget and any joint venture agreements between Access and other counterparties.

In connection with the exchange agreement with Talrus on October 29, 2010, we recorded a loss totaling $823,756 on the extinguishment of the convertible notes included in the exchange.  There was no similar charge in the year ended October 31, 2011.

We earned total interest income of $113,316 for the year ended October 31, 2010. This interest was earned from the investment of proceeds of a private placement of our common stock and common stock purchase warrants on August 9, 2006, which remained in interest bearing instruments until utilized in our oil and gas operations. There was no interest earned during the year ended October 31, 2011.

We incurred a net loss for the year ended October 31, 2011 of $6,092,933, compared to a net loss of $781,602 for the year ended October 31, 2010.

Liquidity and Capital Resources

As of October 31, 2011, we had cash and cash equivalents on hand of $240,314. We believe this amount plus additional funding from Silver Bullet together with production from existing wells and wells to be drilled this fiscal year is sufficient to fund our general and administrative costs for the next twelve months. We do not have sufficient funds on hand in order to fund any capital expenditures for the drilling of new wells or the recompletion of existing wells.  We expect to rely on external sources of capital in order to continue to fund our capital expenditures.  We do not have any firm commitments to raise additional capital nor is there any assurance sufficient capital will be available at acceptable terms.

Net Cash Used In Operating Activities

Cash used in operating activities in the year ended October 31, 2011 was $1,358,716, compared to $506,452 used for the comparative period.  The difference is due to significant exploration costs incurred on the Pedregosa test well projects for the year ended October 31, 2011.

Cash Flows Used In Investing Activities

Net cash used in investing activities for the year ended October 31, 2011 was $6,117,216 compared to $3,364,278 for the comparative period.   The costs for both periods presented relate to our oil and gas acquisitions and development.  During fiscal 2011, we acquired additional leasehold totaling approximately $1,350,000 and participated in the drilling of two additional wells costing a total of approximately $3,300,000.

Cash Flows from Financing Activities

Cash provided by financing activities for the year ended October 31, 2011 was $6,106,285, compared to $2,560,000 for the comparative period. On June 18, 2010, we entered into a bridge loan agreement (the “Bridge Loan Agreement”) with Talras Overseas S.A. as investor (“Talras”). On such date, Talras made a bridge loan to us in the amount of $1,000,000 (the “Bridge Loan”).  Under the Bridge Loan Agreement, the principal face amount of $1,000,000 was provided in the first tranche and subsequent tranches of $500,000 or more were permitted up to $2,500,000 in the aggregate to be funded by June 30, 2010.  During the fiscal year ended October 31, 2010, we borrowed the total amount under the agreement of $2,500,000.

On October 29, 2010, the Company and Talrus entered into an exchange agreement, whereby the amount then outstanding on the Bridge Loan Agreement were exchanged for 250,000 shares of the Company’s Series A preferred stock and warrants to purchase 333,333 shares of the Company’s common stock.  The warrants are exercisable at an exercise price of $6.00 per share through October 29, 2013.  The convertible preferred shares provide for dividends at the rate of 8% per annum of the stated value of the shares.  The dividends are cumulative and payable in cash or in additional Series A Convertible Preferred shares.  The shares are convertible at any time at the option of the holder into common stock at a conversion price of $3.75 per common share.  If not previously converted, all outstanding shares of the Series A preferred stock, including any unpaid dividends, convert to shares of common stock on October 29, 2013.

On November 19, 2010, the Company entered into a Loan Agreement with Silver Bullet Property Holdings SDN BHD, an accredited investor (“Silver Bullet”), providing for the sale by the Company to Silver Bullet of a 10% promissory note in the principal amount of $1,500,000 (the “SB Note”).  On September 27, 2011, the Company entered into an allonge (the “Allonge”) to the SB Note.  Pursuant to the Allonge, the maturity date of the SB Note was amended from November 19, 2011 to February 1, 2013.  In addition, SB loaned the Company an additional $1 million, with $400,000 loaned in connection with the Allonge, $300,000 loaned on November 1, 2011 and the remaining $300,000 loaned on December 1, 2011.  Pursuant to a security agreement, dated September 27, 2011, as security for the repayment of the SB Note, the Company granted Silver Bullet a first priority lien on the Company’s oil and gas mineral leases in the Apclark Field.

In February 2011, the Company entered into a securities purchase agreement with 10 accredited investors (the “February Investors”), providing for the sale by the Company to the February Investors of an aggregate of (i) 8% debentures in the principal amount of $1,745,300 (the “Debentures”) and (ii) warrants to purchase 581,767 shares of common stock of the Company (the “February Warrants”).

The Debentures matured on the earlier of the (i) date the Company closed an offering that results in gross proceeds to the Company of at least $1,000,000 or (ii) first anniversary of the date of issuance (the “Maturity Date”) and bore interest at the annual rate of 8%.   The February Warrants are exercisable for a period of three years from the date of issuance and are exercisable into shares of common stock of the Company at an exercise price of $4.50 per share.

On March 17, 2011, the Debentures came due as a result of obtaining at least $1,000,000 in gross proceeds from the private placement (see below).   On that date, $1,694,000 of the Debentures were converted into (i) 564,667 shares of our common stock and (ii) warrants to purchase 564,667 shares of our common stock at an exercise price of $4.50 per share.  The remaining $51,300 in Debentures was repaid.  The Bridge Warrants were not affected by the conversion or repayment.

Between March and June 2011, we sold to certain investors units (“Units”) for aggregate cash gross proceeds of $2,582,501 at a price of $3.00 per Unit and the exchange of $1,694,000 in previously issued debentures that were converted into Units at a price of $3.00 per Unit (the “Financing”). Each Unit consisted of (i) one (1) share of common stock (“Common Stock”) and (ii) a warrant (“Warrant”) to purchase one (1) share of Common Stock at an exercise price of $4.50.

Pursuant to the Warrants, no holder may exercise such holder’s Warrant if such exercise would result in the holder beneficially owning in excess of 4.99% of our then issued and outstanding common stock. A holder may, however, increase or decrease this limitation (but in no event exceed 9.99% of the number of shares of Common Stock issued and outstanding) by providing us with 61 days’ notice that such holder wishes to increase or decrease this limitation.

We entered into a registration rights agreement with the investors, under which we agreed to prepare and file with the SEC and maintain the effectiveness of a “resale” registration statement providing for the resale of (i) all of the shares of Common Stock (ii) all of the shares of Common Stock issuable upon exercise of the Warrants, and (iii) any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing.

Under the terms of the registration rights agreement, we are required to have a registration statement filed with the SEC within 90 days after the final closing date of the Financing, and declared effective by the SEC not later than 120 days from the closing date (or 180 days in the event of a full review by the SEC).

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

	Total	2012	2013	2014	2015	2016	Thereafter
Long-term debt and interest	$2,060,000	$--	$2,060,000	$--	$--	$--	$--
Abandonment obligations	677,318	49,483	49,483	49,483	49,483	49,483	429,903
Operating lease obligations	--	--	--	--	--	--	--
Other	--	--	--	--	--	--	--
Total	$2,737,318	$49,483	$2,109,483	$49,483	$49,483	$49,483	$429,903

Critical Accounting Policies

Oil and Gas Accounting

Accounting for oil and gas exploratory activity is subject to special accounting rules unique to the oil and gas industry. The acquisition of geological and geophysical seismic information, prior to the discovery of proved reserves, is expensed as incurred, similar to accounting for research and development costs. However, leasehold acquisition costs and exploratory well costs are capitalized on the balance sheet pending determination of whether proved oil and gas reserves have been discovered on the prospect.

Property Acquisition Costs

For individually significant leaseholds, management periodically assesses for impairment based on exploration and drilling efforts to date. For leasehold acquisition costs that individually are relatively small, management exercises judgment and determines a percentage probability that the prospect ultimately will fail to find proved oil and gas reserves and pools that leasehold information with others in the geographic area. For prospects in areas that have had limited, or no, previous exploratory drilling, the percentage probability of ultimate failure is normally judged to be quite high. This judgmental percentage is multiplied by the leasehold acquisition cost, and that product is divided by the contractual period of the leasehold to determine a periodic leasehold impairment charge that is reported in exploration expense.

This judgmental probability percentage is reassessed and adjusted throughout the contractual period of the leasehold based on favorable or unfavorable exploratory activity on the leasehold or on adjacent leaseholds, and leasehold impairment amortization expense is adjusted prospectively. Management periodically assesses individually significant leaseholds for impairment based on the results of exploration and drilling efforts and the outlook for project commercialization.

Exploratory Costs

For exploratory wells, drilling costs are temporarily capitalized, or “suspended,” on the balance sheet, pending a determination of whether potentially economic oil and gas reserves have been discovered by the drilling effort to justify completion of the find as a producing well. If exploratory wells encounter potentially economic quantities of oil and gas, the well costs remain capitalized on the balance sheet as long as sufficient progress assessing the reserves and the economic and operating viability of the project is being made. The accounting notion of “sufficient progress” is a judgmental area, but the accounting rules do prohibit continued capitalization of suspended well costs on the mere chance that future market conditions will improve or new technologies will be found that would make the project’s development economically profitable. Often, the ability to move the project into the development phase and record proved reserves is dependent on obtaining permits and government or co-venturer approvals, the timing of which is ultimately beyond our control. Exploratory well costs remain suspended as long as we are actively pursuing such approvals and permits, and believe they will be obtained. Once all required approvals and permits have been obtained, the projects are moved into the development phase, and the oil and gas reserves are designated as proved reserves. Once a determination is made the well did not encounter potentially economic oil and gas quantities, the well costs are expensed as a dry hole and reported in exploration expense.

Management reviews suspended well balances quarterly, continuously monitors the results of the additional appraisal drilling and seismic work, and expenses the suspended well costs as a dry hole when it determines the potential field does not warrant further investment in the near term. Criteria utilized in making this determination include evaluation of the reservoir characteristics and hydrocarbon properties, expected development costs, ability to apply existing technology to produce the reserves, fiscal terms, regulations or contract negotiations, and our required return on investment.

Proved Reserves

Engineering estimates of the quantities of proved reserves are inherently imprecise and represent only approximate amounts because of the judgments involved in developing such information. Reserve estimates are based on geological and engineering assessments of in-place hydrocarbon volumes, the production plan, historical extraction recovery and processing yield factors, installed plant operating capacity and operating approval limits. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data and the efficiency of extracting and processing the hydrocarbons.

Despite the inherent imprecision in these engineering estimates, accounting rules require disclosure of “proved” reserve estimates due to the importance of these estimates to better understand the perceived value and future cash flows of a company’s E&P operations. There are several authoritative guidelines regarding the engineering criteria that must be met before estimated reserves can be designated as “proved.” Our reservoir engineers have policies and procedures in place consistent with these authoritative guidelines.

Proved reserve estimates are adjusted annually and during the year if significant changes occur, and take into account recent production and subsurface information about each field. Also, as required by current authoritative guidelines, the estimated future date when a field will be permanently shut down for economic reasons is based on 12-month average prices and year-end costs. This estimated date when production will end affects the amount of estimated reserves. Therefore, as prices and cost levels change from year to year, the estimate of proved reserves also changes.

Our proved reserves include estimated quantities related to production sharing contracts, which are reported under the “economic interest” method and are subject to fluctuations in prices of crude oil, natural gas and natural gas liquids; recoverable operating expenses; and capital costs. The estimation of proved developed reserves also is important to the statement of operations because the proved developed reserve estimate for a field serves as the denominator in the unit-of-production calculation of depreciation, depletion and amortization of the capitalized costs for that asset.

Impairments

Long-lived assets used in operations are assessed for impairment whenever changes in facts and circumstances indicate a possible significant deterioration in future cash flows expected to be generated by an asset group and annually following updates to corporate planning assumptions. If, upon review, the sum of the undiscounted pretax cash flows is less than the carrying value of the asset group, the carrying value is written down to estimated fair value. Individual assets are grouped for impairment purposes based on a judgmental assessment of the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets—generally on a field-by-field basis for exploration and production assets. Because there usually is a lack of quoted market prices for long-lived assets, the fair value of impaired assets is determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants, or based on a multiple of operating cash flow validated with historical market transactions of similar assets where possible. The expected future cash flows used for impairment reviews and related fair value calculations are based on judgmental assessments of future production volumes, commodity prices, operating costs, refining margins and capital project decisions, considering all available information at the date of review.

During the year ended October, 31 2011 and 2010, we recorded impairments on the oil and gas assets in the Cabeza Creek Field totaling $158,478 and $163,576, respectively.  In addition, in August 2011, leases covering approximately 1,240 acres in Del Norte expired.  As a result, we reported an impairment charge of $77,703 for the expired leases.

Asset Retirement Obligations

Under various contracts, permits and regulations, we have material legal obligations to remove tangible equipment and plug wells at the end of operations at operational sites. The fair values of obligations for dismantling and removing these facilities are accrued at the installation of the asset based on estimated discounted costs. Estimating the future asset removal costs necessary for this accounting calculation is difficult. Most of these removal obligations are many years, or decades, in the future and the contracts and regulations often have vague descriptions of what removal practices and criteria must be met when the removal event actually occurs. Asset removal technologies and costs, regulatory and other compliance considerations, expenditure timing, and other inputs into valuation of the obligation, including discount and inflation rates, are also subject to change.

During the fourth quarter 2011, we plugged and abandoned two wells in the Cabeza Creek Field.  The cost to plug and abandon these wells totaled $33,513.  The estimated amount of asset retirement obligations recorded on our books totaled $45,439.  As a result, we recorded a gain of $11,926.

ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required under Regulation S-K for “smaller reporting companies.”

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

BLACKSANDS PETROLEUM, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Blacksands Petroleum, Inc.
The Woodlands, Texas

We have audited the accompanying consolidated balance sheet of Blacksands Petroleum, Inc. and its subsidiaries (collectively, the "Company") as of October 31, 2011 and 2010, and the related consolidated statement of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blacksands Petroleum,Inc. and its subsidiaries as of October 31, 2011 and 2010 and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ MaloneBailey, LLP
www.malonebailey.com
Houston, Texas

February 14, 2012

Blacksands Petroleum, Inc. and Subsidiaries Consolidated Balance Sheets October 31, 2011 and 2010

	October 31, 2011	October 31, 2010
ASSETS
Current Assets:
Cash and cash equivalents	$240,314	$1,609,961
Accounts receivable	803,249	210,180
Prepaid expenses and deposits	--	12,423
Total Current Assets	1,043,563	1,832,564
Oil and gas property costs (successful efforts method of accounting)
Proved	5,360,478	1,897,767
Unproved	2,012,768	1,786,997
Other assets	202,434	50,000
TOTAL ASSETS	$8,619,243	$5,567,328
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$492,051	$580,280
Accrued expenses	439,516	149,080
Derivative liability	--	923,756
Total Current Liabilities	931,567	1,653,116
Notes Payable	2,060,000	60,000
Asset Retirement obligation	677,318	523,060
Total Liabilities	3,668,885	2,236,176
Stockholders’ Equity:
Preferred stock - $0.01 par value; 10,000,000 shares authorized:	--	--
Series A - $.001 par value, 310,000 shares authorized, 250,000 and nil shares issued and outstanding, respectively	250	250
Common stock - $0.001 par value; 100,000,000 shares authorized; 16,377,068 and 14,951,567 shares issued and outstanding at October 31, 2011 and October 31, 2010, respectively	16,378	14,952
Additional paid-in capital	21,949,403	14,238,690
Accumulated deficit	(17,015,673)	(10,922,740))
Total Stockholders’ Equity	4,950,358	3,331,152
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$8,619,243	$5,567,328

The accompanying notes are an integral part of these consolidated financial statements.

Blacksands Petroleum, Inc. and Subsidiaries Consolidated Statements of Operations Years Ended October 31, 2011 and 2010

	October 31
	2011	2010
Revenue:
Oil and Gas Revenue	$1,890,193	$1,260,507

Expenses:
Selling, general and administrative	2,399,538	1,924,737
Depreciation and depletion	802,716	527,426
Accretion	63,569	45,972
Lease operating expenses	683,210	756,920
Impairment of oil and gas property interest	236,181	163,576
Oil and gas exploration	1,771,536	--

Total expenses	5,956,750	3,418,633
Loss from Operations	(4,066,557)	(2,158,124)

Other income and expense:
Interest income	--	113,316
Interest expense	(1,942,566)	(51,148)
Loss on extinguishment of debt	(52,725)	(823,756)
Gain on sale of Access shares	--	2,341,452
Loss on sale of equipment	(31,085)
Loss from currency transactions	--	(203,342)
Total Other Income (Expense)	(2,026,376)	1,376,522

Loss before provision for income taxes	(6,092,933)	(781,602)
Provision for income taxes	--	--
Net Loss	(6,092,933)	(781,602)
Deemed Dividends	--	(923,756)
Preferred Stock dividends	(200,000)	-
Net loss attributable to common shareholders	$(6,292,933)	$(1,705,358)

Other comprehensive income (loss)
Net loss	$(6,092,933)	$(781,602)
Foreign currency translation adjustment	--	123,001
Total comprehensive loss	$(6,092,933)	$(658,601)

Loss Per Share attributable to common shareholders
Basic and diluted	$(0.40)	$(0.11)
Weighted Average Shares Outstanding
Basic & diluted	15,745,953	14,951,567

The accompanying notes are an integral part of these consolidated financial statements.

Blacksands Petroleum, Inc. and Subsidiaries Consolidated Statement of Stockholders’ Equity Years Ended October 31, 2011 and 2010

	Preferred Stock		Common Stock		Additional Paid-in	Other Comprehensive	Retained	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Income	Deficit	Equity
Balance, November 1, 2009	--	$--	14,951,567	$14,952	$11,979,368	$(425,557)	$(10,141,137)	$1,427,626

Conversion of notes payable	250,000	250	--	--	2,499,750	--	--	2,500,000
Warrants issued	--	--	--	--	-923,756	--	--	-923,756
Stock based compensation	--	--	--	--	979,835	--	--	979,835
Warrant cancellation	--	--	--	--	(1,120,263)	--	--	-1,120,263
Loss on extinguishment of debt	--	--	--	--	823,756	--	--	823,756
Foreign currency translation	--	--	--	--	--	123,001	--	123,001
Sale of Access	--	--	--	--	--	302,556	--	302,556
Net loss	--	--	--	--	--	--	(781,603)	(781,603)

Balance, October 31, 2010	250,000	250	14,951,567	14,952	14,238,690	--	(10,922,740)	3,331,152

Conversion of notes payable	--	--	564,667	565	1,693,435	--	--	1,694,000
Discount on debenture for
warrants and BCF	--	--	--	--	1,745,300	--	--	1,745,300
Net proceeds from sale of
stock	--	--	860,834	861	2,411,424	--	--	2,412,285
Reclassification of derivative
liability	--	--	--	--	976,481	--	--	976,481
Stock based compensation	--	--	--	--	884,073	--	--	884,073
Net loss	--	--	--	--	--	--	(6,092,933)	(6,092,933)

Balance, October 31, 2011	250,000	$250	16,377,068	$16,378	$21,949,403	$--	$(17,015,673)	$4,950,358

The accompanying notes are an integral part of these consolidated financial statements.

BLACKSANDS PETROLEUM, INC. AND SUBSIDIARIES Consolidated Statements of Cash Flows For the Years Ended October 31, 2011 and 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,092,933)	$(781,602)
Adjustments to reconcile net loss to net cash used in operating activities:
Impairment of oil and gas property costs	236,181	163,576
Loss on extinguishment of debt	52,725	823,756
Equity compensation expense	884,073	979,835
Depreciation, depletion and accretion	866,285	573,398
Amortization of debt discount	1,745,300
Loss from dry hole	1,665,142
Gain on sale of Access shares	--	(2,341,452)
Changes in operating assets and liabilities:
Accounts receivable	(593,069)	(205,288)
Prepaid expense and other current assets	(137,577)	(55,751)
Accounts payable	15,157	337,076
Net cash flows from operating activities	(1,358,716)	(506,452)

CASH FLOWS FROM INVESTING ACTIVITIES
Oil and gas property costs	(6,117,216)	(3,377,831)
Payment on sale of Access shares	--	(75,000)
Investment in short-term investments	--	88,553
Net cash flows from investing activities	(6,117,216)	(3,364,278)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from convertible notes payable	2,000,000	2,500,000
Proceeds from demand notes payable	1,745,300	60,000
Proceeds from sale of common stock, net of offering costs	2,412,285	--
Repayment of notes payable	(51,300)	--
Net cash flows from financing activities	6,106,285	2,560,000
Effects of exchange on cash	--	123,001
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,369,647)	(1,187,729)
CASH AND CASH EQUIVALENTS - Beginning of period	1,609,961	2,797,690
CASH AND CASH EQUIVALENTS - End of period	$240,314	$1,690,961

Supplemental Disclosures

Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Supplemental non-cash activities

Issuance of preferred stock to extinguish note payable	$-	$2,500,000
Asset retirement obligation acquired in acquisition	$136,138	$497,935
Purchase of oil and gas properties with note payable	$-	$500,000
Purchase of oil and gas properties with accounts payable	$142,968	$-

The accompanying notes are an integral part of these consolidated financial statements

BLACKSANDS PETROLEUM, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
October 31, 2011

1.	The Company and Summary of Significant Accounting Policies

Description of business and history

Blacksands Petroleum, Inc. (hereinafter referred to as the “Company”) was incorporated in the State of Nevada on October 12, 2004.  Since August 2007, the Company has been engaged in the exploration, development, exploitation and production of oil and natural gas.  Until November 9, 2009 when the Company acquired its interest in the J.E. Pettus Gas Unit, the Company was considered an exploration stage company in accordance with Accounting Standards Codification (“ASC”) No. 915.  The Company sells its oil and gas products primarily to domestic pipelines and refineries.  Its operations are presently focused in the States of Texas and New Mexico.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, NRG Asset Management LLC, Copano Bay Holdings LLC and BSPE Texas, LLC. Access Energy Inc., which was 75% owned by the Company, is included from the date of acquisition of August 3, 2007 until the date of disposal, April 30, 2010. The Company had been required to fund the operations of Access until Access was self-sustaining. Funding on behalf of the minority shareholder is expensed as incurred in the statement of operations. All significant inter-company transactions and balances have been eliminated.

Oil and gas properties

The Company follows the successful efforts method of accounting for its oil and natural gas properties. Unproved oil and gas properties are periodically assessed to determine whether they have been impaired, and any impairment in value is charged to exploration expense. The costs of unproved properties, which are determined to be productive, are transferred to proved oil and gas properties and amortized on an equivalent unit-of-production basis. Exploratory expenses, including geological and geophysical expenses and delay rentals for unevaluated oil and gas properties, are charged to expense as incurred. Exploratory drilling costs are initially capitalized as unproved property but charged to expense if and when the well is determined not to have found proved oil and gas reserves. In accordance with ASC No. 935, exploratory drilling costs are evaluated within a one-year period after the completion of drilling.

When circumstances indicate that an asset may be impaired, the Company compares expected undiscounted future cash flows at a producing field level to the unamortized cost of the Asset. If the future undiscounted cash flows, based on the Company’s estimate of future natural gas and crude oil prices, operating costs anticipated production from proved reserves and other relevant data, are lower than the unamortized cost, the capitalized cost is reduced to fair value. Fair value is calculated by discounting the future cash flows at an appropriate risk-adjusted discount rate.

During the years ended October 31, 2011 and 2010, the Company impaired its proved oil and gas properties by $158,478 and $163,576, and its unproved properties by $77,703 and Nil which is reflected in the consolidated statement of operations (see note 3).

Asset retirement obligation

The Company follows ASC 410—Asset Retirement and Environmental Obligations which requires entities to record the fair value of a liability for legal obligations associated with the retirement obligations of tangible long-lived assets in the period in which it is incurred. This standard requires the Company to record a liability for the fair value of the dismantlement and plugging and abandonment costs excluding salvage values. When the liability is initially recorded, the entity increases the carrying amount of the related long-lived asset. Over time, accretion of the liability is recognized each period and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

Accounting for derivative instruments

ASC 815-24 (formerly SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,”), requires all derivatives to be recorded on the balance sheet at fair value. The Company’s derivatives are separately valued and accounted for on the balance sheet. Fair values for securities traded in the open market and derivatives are based on quoted market prices. Where market prices are not readily available, fair values are determined using market based pricing models incorporating readily observable market data and requiring judgment and estimates.

The pricing model the Company used for determining fair values of its derivatives is the Black-Scholes option-pricing model. Valuations derived from this model are subject to ongoing internal and external verification and review. The model uses market-sourced inputs such as interest rates, exchange rates and option volatilities. Selection of these inputs involves management’s judgment and may impact net income.

Cash and cash equivalents and short term investments

Cash and cash equivalents include cash on account and all highly liquid investments with original maturities of three months or less on the date of acquisition. Investments with original maturities of greater than three months but less than one year are considered short-term investments.

Allowance for doubtful accounts

The Company establishes provisions for losses on accounts receivable if it determines that it will not collect all to part of the outstanding balance. The Company regularly reviews collectability and establishes on adjusts the allowance as necessary using the specific identification method. There is no significant allowance for doubtful accounting as of October 31, 2011 and 2010.

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The most critical estimate is the engineering estimate of proved oil and gas reserves.  This estimate affects the application of the successful efforts method of accounting, the calculation of depreciation, depletion and amortization of the oil and gas properties and the estimate of the impairment of the oil and gas properties.  It also affects the estimated lives used to determine asset retirement obligations.  In addition, the estimates of proved oil and gas reserves are the basis for the related standardized measure of discounted future cash flows.

Concentration of credit risks

The Company’s consolidated financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, short term investments, and accounts receivable. During much of the fiscal year ended October 31, 2011, the Company maintained substantially all of its cash balances in a limited number of financial institutions in the United States.  The balances are each insured by the Federal Deposit Insurance Corporation up to $250,000 through December 31, 2013, at which time they are scheduled to revert to the prior limit of $100,000.  The Company had no balances in excess of this limit at October 31, 2011, although the balances may exceed these limits at times throughout the year. During a portion of the fiscal year ended October 31, 2010, some of the Company’s cash and cash equivalents and short-term investments accounts were held with reputable Canadian financial institutions which are insured by the Canada Deposit Insurance Corporation (“CDIC”) up to Cdn$100,000. During year ended October 31, 2010, the Company maintained balances exceeding the CDIC insurance limits.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally 3 to 27 years. The amounts of depreciation provided are sufficient to charge the cost of the related assets to operations over their estimated useful lives. Upon sale or other disposition of a depreciable property, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the statement of operations.

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Revenue recognition

Revenue is recognized when title to the products transfer to the purchaser.  The Company uses the “sales method” to account for production revenue, whereby revenue is recognized on all oil, natural gas or other related products sold to our purchasers, regardless of whether the sales are proportionate to our ownership in the property.  A receivable or liability is recognized only to the extent that there is an imbalance on a specific property greater than the expected remaining proved reserves.  As of October 31, 2011, our aggregate production imbalances were not material.

Stock-based compensation

The Company follows the provisions of FASB ASC 718—Stock Compensation. The statement requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values on the date of grant.

Income taxes

The Company accounts for its income taxes in accordance with ASC 740 Income Taxes, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is provided for the amount of deferred tax assets that would otherwise be recorded for income tax benefits primarily relating to operating loss carryforwards as realization cannot be determined to be more likely than not.

The statement establishes a more-likely-than-not threshold for recognizing the benefits of tax return positions in the financial statements. Also, the statement implements a process for measuring those tax positions which meet the recognition threshold of being ultimately sustained upon examination by the taxing authorities. There are no uncertain tax positions taken by the Company on its tax returns and the adoption of the statement had no material impact to the Company’s consolidated financial statements. The Company files tax returns in the US and states in which it has operations and is subject to taxation. Tax years subsequent to 2007 remain open to examination by U.S. federal and state tax jurisdictions.

Net loss per common share

The Company computes net income or loss per share in accordance with ASC 260 Earnings Per Share. Under the provisions of the Earnings per Share Topic ASC, basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share gives effect to common stock equivalents; however, potential common shares are excluded if their effect is anti-dilutive. The weighted average number of potentially dilutive common shares excluded from the calculation of diluted net income (loss) per share totaled 3,423,934 and 1,727,778 for the years ended October 31, 2011 and 2010, respectively.

Foreign currency translation

The functional currency of the Company until April 30, 2010 was the Canadian Dollar, at which time the functional currency became the United States Dollar. The Company uses the United States Dollar as its reporting currency for consistency with registrants of the Securities and Exchange Commission (the “SEC”).

Transactions denominated in foreign currencies other than the functional currency are translated into the functional currency at the rate of exchange in effect at the time of the transaction. Monetary assets and liabilities are translated into the functional currency at the year-end exchange rate. Non-monetary items are translated at historical rates. All exchange gains and losses are included in earnings.

The functional currency financial statements are translated to the Company’s US dollars reporting currency. Accordingly, assets and liabilities are translated at the year-end exchange rate, and revenues and expenses are translated at the average exchange rate for the year. The unrealized foreign exchange impact of these translations is included in the accumulated comprehensive income in stockholders’ equity.

Fair value of financial instruments

The carrying amounts of financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate fair value at October 31, 2011 and October 31, 2010 because of the short period to maturity of these instruments.

 New Accounting Pronouncements Adopted

In June 2011, the FASB issued guidance on the presentation of comprehensive income that will become effective for us in the first quarter of 2013. Under the new guidance, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance does not change the components that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. We are evaluating our presentation options under this ASU; however, we do not expect these changes to impact the consolidated financial statements other than the change in presentation.

In September 2011, the FASB issued guidance on testing goodwill for impairment that will become effective for us in the first quarter of 2013; however, early adoption is permitted. Under the new guidance, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the entity determines that this threshold is not met, then performing the two-step impairment test is unnecessary. We do not expect this to have a material effect on the Company’s consolidated financial statements.

2.	Short-term Investment

The Company’s short-term investment, a redeemable short-term investment certificate, was classified as available-for-sale. The fair value of this investment approximated its carrying value which was its cost plus accrued interest. The certificate principal and contracted interest were guaranteed, and accordingly there was no gain or loss recorded. Until the short-term investment matured, the Company recorded an accrual for interest earned, with a credit to interest income in the consolidated statements of operations.  During the year ended October 31, 2010, the Company discontinued its investments into these short-term investments.  All short term investments had matured prior to April 30, 2010.  There were no short term investments outstanding at October 31, 2011 and 2010.

3.	Oil and Gas Property Costs

In the years ended October 31, 2011 and October 31, 2010, the Company incurred property acquisition costs as follows:

Proved Properties

	2011	2010
Balance, beginning of year	$1,897,767	$--

Costs incurred during the year	4,287,029	2,090,704
Asset retirement obligation acquired	136,128	498,012
Depletion	(801,968)	(527,373)
Impairment of oil and gas property costs	(158,478)	(163,576)

Balance, end of year	$5,360,478	$1,897.767

Unproved Properties

	2011	2010
Balance, beginning of year	$1,786,997	$--

Costs incurred during the year	303,474	1,786,997
Impairment of oil and gas property costs	(77,703)	--

Balance, end of year	$2,012,768	$1,786,997

Blacksands Projects

Proved Properties

J.E. Pettus Gas Unit (known as “Cabeza Creek Field”) Acquisition in November 2009

On November 9, 2009, the Company purchased the J.E. Pettus Gas Unit located in Goliad County, Texas for $402,569. The Company also incurred approximately $25,000 in fees associated with the acquisition, which were expensed when incurred. The Gas Unit includes four (4) active gas wells, (1) active oil well and 22 non-producing wells located on 3,689 acres in Goliad County, Texas. The leasehold working interest acquired by BSPE Texas is 100% leasehold working interest (80% net revenue interest) from the surface to 8,500 feet below the surface and 10.67% leasehold working interest (8.536% net revenue interest) below 8,500 feet.

At October 31, 2011 and 2010, the Company compared the expected undiscounted future cash flows on a field by field basis to the unamortized capitalized cost of the asset. The Company determined that based on its analysis, capitalized costs for one of its fields exceeded its fair value.  As a result the Company recorded an impairment totaling $158,478 and $163,576, respectively.

Beech Creek Oil Wells  (known as “Beech Creek Field”) Acquisition in April 2010

On April 5, 2010, the Company purchased different leasehold working interests in the Beech Creek Wells No. 1 and No A-2 located in Hardin County, Texas for $740,798 in cash. These property interests were previously owned by a group of five different working interest owners.  A 30.0587% working interest (21.942851% net revenue interest) was acquired in the Beech Creek #1 well. A 24.4337% (18.3253% Net Revenue Interest) working interest was acquired in the Beech Creek A-2 well.  Both of these wells are currently producing.

AP Clark Wells (known as “Jo-Mill Field”) Acquisition in August 2010

On August 10, 2010 the Company purchased an interest in two operating wells and its leasehold interest in 1,257 acres for $460,000.  As a result of the acquisition, the Company has a 25% gross working interest (18.75% net revenue interest) in the two operating wells.  The Company also has an 18.875% gross working interest (14.15625% net revenue interest) on the leasehold interests acquired on the 1,257 acres.  In addition, the Company agreed to carry Bonanza for a 2.5% gross leasehold working interest (1.875% net revenue interest) for the next well drilled on the property to the sales point.

On November 29, 2010, the acquired the leasehold interests and rights in the AP Clark II Prospect from Westerly for $260,000 (ii) the Company paid Westerly $119,000 as advance payment towards 70% of the actual third party costs that will be required to receive an extension of certain leasehold properties included in the AP Clark II Prospect (as defined in the LAPA) (the “Extension Monies”) and (iii) the Company and Westerly agreed to drill the W.D. Everett Well No. 3 located within the AP Clark II Prospect (as defined in the LAPA) whereby all costs of such drilling operation shall be borne 30% by Westerly and 70% by the Company.

The Company incurred $1,342,539 in drilling costs related to the drilling and completion of the W.D. Everett Well No. 3.  In addition, during the quarter ended October 31, 2011, the Company commenced drilling of an additional well, the Beaver Valley Ranch 6-1.  The Company incurred costs relating to the well through October 31, 2011 totaling $1,166,225.

Copano Bay

Effective November 1, 2010, a newly organized subsidiary of the Company acquired a 50% working interest (37.5% net revenue interest) in certain operating oil and gas leases in and around Aransas County, Texas for $100,000.  There are currently four active wells on the property. NRG Assets Management LLC, a Texas LLC and Texas registered operating company owned by the Company is the operator at all depths.  In connection with the acquisition, the Company recorded an asset retirement obligation totaling $126,040.

Unproved Properties

Pedregosa Basin Field Acquisition in June 2010

On June 18, 2010, the Company acquired a 50% undivided leasehold working interest (with an associated 40% net revenue interest) in and to approximately 147,262 acres of land, located in the Pedregosa Basin (SW New Mexico) for an initial acquisition cost of $1.5 million (the “Exploration Agreement”). Pursuant to the agreement, $1 million was paid at purchase and the remaining $500 thousand was due and subsequently paid on November 1, 2010.  This remaining $500 thousand was reflected in the financial statements at October 31, 2010 as accounts payable.  The property has no production and was accounted for as an acquisition of unproved property. In addition, The Company was responsible for acquiring 37 linear miles of 2-D seismic data.  As a result of this acquisition, the Company recorded $1.5 million in unproved properties.  Pursuant to an agreement, the Company is obligated to carry the drilling costs for a test well up to $1.2 million.  Costs in excess of $1.2 million are to be split based upon the parties working interest. During the quarter ended April 30, 2011, the Company began drilling on a test well.  The Company incurred $1,665,142 in capitalized exploration costs.  During the quarter ended October 31, 2011, the Company determined that there were not economically feasible hydrocarbons at the test well site and expensed the costs of the well as exploration costs.

Del Norte Acquisition in September 2010

On September 9, 2010, the Company acquired a 50% undivided leasehold working interest in and to approximately 3,200 acres of land located in Rio Grande County in Colorado from Dan A. Hughes Company for an initial acquisition cost of $200,000.  The property has no production and was accounted for as an acquisition of unproved property.  Pursuant to the agreement, the Company has the option to participate in the drilling of a test well.  If the Company participates in the drilling of this test well, all costs associated with the well will be borne equally.  As a result of this acquisition, the Company recorded $200,000 in unproved properties. In August 2011, leases covering approximately 1,240 of these acres expired.  As a result, the Company reported an impairment charge of $77,703 for the expired leases.

4.	Gain on Sale of Access Shares

On April 30, 2010, the Company sold 441 of the 600 shares it held in Access Energy to the other stockholder of Access Energy. Following the transfer, Blacksands holds 19.9% of the outstanding Access shares. As consideration for the transfer, the Company paid the other Access shareholder $75,000 cash and the Company is relieved of its contractual obligation to fund Access’ annual plan and budget including Access’ commitments to First Nations’ communities. In addition, the Company is released of any rights and obligations related to any joint venture agreements between Access and other counterparties. In connection with the sale, 500,000 warrants held by the other Access shareholder to purchase additional shares of the Company were cancelled. The fair value of the warrants on April 30, 2010 was $1,120,263, which was included in the gain calculation for the sale of the Access shares. The weighted variables used in the Black-Scholes option-pricing model, include (1) 1.3% risk-free interest rate (2) 2.27 years expected term, (3) expected volatility of 176%, and (4) zero expected dividends.

Access had no assets and liabilities of $1,637,104 (including an offset for accumulated currency fluctuation of $302,556). Because the Company continues to own 19.9% of the outstanding shares of Access, the transaction does not result in discontinued operations. As a result of this sale, the Company recorded a gain of $2,341,452, which primarily represents the release from liabilities associated with Access.

5.	Debt

On June 18, 2010, the Company entered into a bridge loan agreement (the “Bridge Loan Agreement”) with Talras Overseas S.A. (“Talras”). On such date, Talras made a bridge loan to the Company in the amount of $1,000,000 (the “Bridge Loan”).  Under the Bridge Loan Agreement, the principal face amount of $1,000,000 was provided in the first tranche and subsequent tranches of $500,000 or more were permitted up to $2,500,000 in the aggregate to be funded by June 30, 2010.  The Company had borrowed the total amount under the agreement of $2,500,000.  This Bridge Loan was unsecured.

The Bridge Loan bears interest at a rate of 6.0% per annum which amount shall, at the option of the Company, be payable either (i) in cash or (ii) by adding such interest to the accreted principal amount which is the outstanding principal amount including all PIK amounts (the “Accreted Principal Amount”).

Under the original terms, the Company must pay the principle together with all interest accrued and unpaid at the earliest of (i) June 30, 2011 or (ii) the closing date of an investment or series of related investments in equity securities of the Company in an aggregate amount of at least $10 million including the Accreted Principal Amount and interest outstanding under the Bridge Loan Agreement and any other bridge loan agreements.  Should an aggregate $10 million investment or series of related investments in equity securities of the Company occur prior to June 30, 2011, then all of the obligations due under this note will be converted automatically into equity shares of the Company.  The Company evaluated the conversion feature under ASC 815 and determined that is was not a derivative.

On October 29, 2010, the Company and Talrus entered into an exchange agreement, whereby the amount then outstanding on the Bridge Loan Agreement were exchanged for 250,000 shares of the Company’s Series A convertible preferred stock and warrants to purchase 333,333 shares of the Company’s common stock.  The convertible preferred shares provide for dividends at the rate of 8% per annum of the stated value of the shares.  The dividends are cumulative and payable in cash or in additional Series A Convertible Preferred shares.  The shares are convertible at any time at the option of the holder into common stock at a conversion price of $3.75 per common share.  If not previously converted, all outstanding shares of the Series A preferred stock, including any unpaid dividends, convert to shares of common stock on October 29, 2013.  The warrants are exercisable at an exercise price of $6 per share through October 29, 2013.

As a result of the significant change in the terms of the agreements involved in the exchange agreement, the Company recorded a loss on the extinguishment of the original loan totaling $823,756.

The Company evaluated the warrants under ASC 815 and determined that due to a “reset” or “ratchet” provision causing variability in the exercise price of the warrant, the instrument was not indexed in the Company’s own stock.  As a result, the day one fair value of the warrants, which was $923,756, was recorded as a derivative liability on the consolidated balance sheet.   The fair value of the warrant grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions: expected volatility of 154%, risk free interest rate of .51%; and expected lives of three years.    The Company recognized a beneficial conversion feature in connection with the issuance of the preferred shares and warrants of $923,756, which has been reflected as a deemed dividend in the statement of operations and comprehensive loss.  The fair value of the warrant grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions: expected volatility of 154%, risk free interest rate of .51%; and expected lives of three years.

During the year ended October 31, 2011, the warrant agreement was amended to remove the full ratchet provision.  As a result, the warrants no longer qualified as a derivative liability and the remaining derivative liability of $976,481 was reclassified to contributed capital.

In November 2009, the Company received an interest-free advance from an unrelated third party totaling $60,000.  In January 2011, the interest-free advances were converted into a note payable.  The unsecured note payable was due January 11, 2012 and incurs interest at the rate of 6%.   In January 2012, the note was extended for a one year period.  All other terms and conditions remain unchanged.

On November 19, 2010, the Company entered into a loan agreement with Silver Bullet Property Holdings  for a promissory note totaling $1,500,000.  The note bears interest at the rate of 10% per annum and is due on the earlier of the date the Company closes on an offering with gross proceeds of at least $5 million or November 19, 2011.  On September 27, 2011, Blacksands Petroleum, Inc. (the “Company”) entered into an amendment to the promissory note dated November 19, 2010 (the “Note”) issued by the Company to Silver Bullet Property Holdings SDN BHD (the “Investor”).  Pursuant to the amendment, the maturity date of the Note was amended from November 19, 2011 to February 1, 2013.  In addition, the Investor agreed to loan the Company an additional $1 million, with $400,000 loaned in connection with the amendment, $300,000 due on or before November 1, 2011 and the remaining $300,000 due on or before December 1, 2011.   These additional amounts were received subsequent to October 31, 2011.  The Note is amended upon receipt of each of the additional loan amounts and is due and payable pursuant to the terms and conditions of the Note. At October 31, 2011, there was $2,000,000 outsatnding on the loan.

Pursuant to a security agreement, dated September 27, 2011, as security for the repayment of the Note, the Company granted the Investor a first priority lien on the Company’s oil and gas mineral leases in the Apclark Field.

Bridge Loans

On February 2, 2011, the Company entered into a securities purchase agreement (the “Purchase Agreement”) providing for the Company to borrow $1,745,300.  The notes incurred interest at the rate of  8% per annum.  In connection with the issuance of the bridge loans, the Company issued warrants to purchase 581,767 shares of common stock of the Company (the “Warrants”).

The bridge loans mature on the earlier of the (i) date the Company closes an offering that results in gross proceeds to the Company of at least $1,000,000 or (ii) first anniversary of the date of issuance (the “Maturity Date”) and bears interest at the annual rate of 8%.  The Company is not required to make any payments until the Maturity Date.  The Warrants are exercisable for a period of three years from the date of issuance and are exercisable into shares of common stock of the Company at an exercise price of $4.50 per share. The Company was required to register the shares underlying the warrants within 60 days of the closing of the offering.  There was no penalty if the shares were not promptly registered.

On March 17, 2011, the bridge loans came due as a result of obtaining at least $1,000,000 in gross proceeds from the private placement (Note 7).  On that date, $1,694,000 of the Bridge Loans were converted into 564,667 shares of the Company’s common stock and an option to purchase 564,667 shares of the Company’s common stock at an exercise price of $4.50 per share.  The remaining $51,300 in Bridge Loans was repaid.  The warrants to purchase 581,767 shares of the Company’s common stock were not affected by the conversion or repayment.

In connection with the issuance of the Debentures, the Company reported a beneficial conversion feature of $1,745,300 and a discount related to the issuance of the warrants of $1,745,300.  The beneficial conversion feature and discount were amortized to interest expense on the date of the conversion of the debentures to common stock.  The relative fair value of the warrants was calculated using the Black-scholes method using the following assumptions: Discount rate of 1.2% to 1.4%, volatility of 155% and expected term of 3 years.  The Company evaluated the warrants and concluded they were not derivatives.

6.	Asset Retirement Obligation

The following table summarizes the change in the asset retirement obligation  (“ARO”) for the years ended October 31,

	2011	2010
Beginning balance at November 1	$523,060	$--
Liabilities settled	(45,439)	(20,924)
Liabilities incurred through acquisition of assets	136,128	498,012
Accretion expense	63,569	45,972
Ending balance at October 31	$677,318	$523,060

The ARO reflects the estimated present value of the amount of dismantlement, removal, site reclamation and similar activities associated with the Company’s oil and gas properties. Inherent in the fair value calculation of the ARO are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the oil and gas property balance.

7.	Stockholders Equity

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock at a par value of $.001.

In October 2010, the Board of Directors designated 310,000 shares of the Company’s preferred stock as Series A Convertible Preferred Stock (“Series A Preferred”).  The Series A Preferred are convertible into shares of common stock at a conversion price of $3.75.  The shares are entitled to dividends at a rate of 8% of the stated value per share per annum.  The dividends are payable annually on December 31 in cash or additional shares of the Series A Preferred, at the option of the Company.  The Series A Preferred and any accrued and unpaid dividends will mandatorily convert into common shares on October 29, 2013.  As of October 31, 2011, 250,000 shares of the Series A Preferred were issued and outstanding.

1-For-3 Reverse Stock Split

On January 11, 2011, the Company effectuated a 1 for 3 split.  On the date of the 1 for 3 split, the Company amended its certificate of incorporation to reduce the number of authorized common shares from 300,000,000 to 100,000,000.  The effect of the split has been reflective retroactively for all periods presented.

Private Placement

On March 1, 2011, the Company commenced a private placement offering of between 500,000 and 2,000,000 units at a price of $3 per unit.  Each unit is to consist of one share of common stock and a warrant to purchase one share of common stock at an exercise price of $4.50 per common share.  The warrants may be exercised for a period of three years and can be called by the Company if the closing bid price of the common stock is at least $6 per share for 10 consecutive trading days.  The Company was required to file the initial registration statement registering the shares underlying the warrants within 90 days of the final closing of the offering (there are no monetary damages for non-compliance).   This registration statement has not yet been filed.  In addition, the shares included in the units, if not previously registered, are to be included in such future registration statements, subject to SEC limitations.  The Company sold 860,834 units for gross proceeds totaling $2,582,501 ($2,464,400 in net proceeds including costs of $118,101).    In addition, $1,694,000 of the Bridge Loans were converted into 564,667 units.  The Company evaluated the warrants and concluded they were not derivatives.

Stock Options

As of June 26, 2006, the Company’s Board of Directors approved, and a majority of the Company’s stockholders ratified, the adoption of the Company’s 2006 Stock Option Plan (the “Plan”), pursuant to which the Board of Directors has the ability to provide incentives through the issuance of options, stock, restricted stock, and other stock-based awards, representing up to 2,000,000 shares of the Company’s common stock, to certain employees, outside directors, officers, consultants and advisors. The 2006 Stock Option Plan allows the term of options granted to be determined by the Board of Directors not to exceed ten years. The Board of Directors is authorized to determine the vesting requirements of the options granted.

During the Fiscal year ended October 31, 2010, stock options were granted to certain directors, officers and consultants to the Company for options representing 1,033,333 common shares. The exercise price of the options is $3, with a ten year term, with vesting occurring at varying rates over the first three years. The fair value of the option grants were estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions: expected volatility of 188% to 158%, risk free interest rate of 1.76% to 2.74%; and expected lives of five to six years.  During the year ended October, 31, 2011 and 2010, the Company recorded stock based compensation totaling $884,073 and $979,835 as a result of these stock option grants.

A summary of the Company’s stock option activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at November 1, 2009	-	-
Granted	1,033,333	$3.00
Exercised	-	-
Cancelled	-	-
Outstanding at October 31, 2010	1,033,333	$3.00
Granted	--	--
Exercised	-	-
Cancelled	-	-
Outstanding at October 31, 2011	1,033,333	$3.00
Exercisable at October 31, 2011	491,667	$3.00

The intrinsic value of the exercisable options at October 31, 2011 totaled $540,834.  At October 31, 2011, the weighted average remaining life of the stock options is 8.64 years.  At October 31, 2011, there was $650,029 of total unrecognized compensation cost related to the stock options granted under the plan.  This cost is expected to be recognized over a weighted average period of .82 years.

Warrants

A summary of the Company’s stock warrant activity and related information for the years ended October 31, 2011 and 2010 is as follows:

	Warrants	Weighted Average Exercise Price
Outstanding at November 1, 2009	500,000	$2.00
Granted	333,333	2.00
Cancelled	(500,000)	2.00
Outstanding at October 31, 2010	333,333	$2.00
Granted	2,057,268	$4.50
Cancelled	--	$2.00
Outstanding at October 31, 2011	2,390,601	$4.15

The intrinsic value for the outstanding warrants at October 31, 2011 totaled $700,000.  There remaining term of the warrants is 2.35 years.

The 500,000 Warrants outstanding at October 31, 2009, were issued as part of the consideration for the purchase of the subsidiary, Access Energy. Referred to as the “Access Warrants”, each of these 500,000 Access Warrants was exercisable for five years commencing August 3, 2007 and entitled the holder to purchase one share of Common Stock at $6.00 per share. The Access Warrants were granted in consideration for the future acquisition of an additional project other than the A10 Project, which, at the time of the acquisition of Access had not been secured. The Access Warrants did not vest until Access secured an additional project. The Access Warrants vested with the ratification of the Agreements with LLCDA on February 14, 2009, and the fair value of the Access Warrants was calculated on the date of vesting (February 14, 2009) using the Black-Scholes method with the following assumptions:

Dividend yield	$0
Expected volatility	101.34
Risk-free interest rate	1.69
Expected lives	3.5 years
Weighted average fair value of options issued	$0.216

The fair value of the Access Warrants of $108,000 was capitalized to oil and gas property costs with a credit to Additional Paid-In Capital in the quarter ended April 30, 2009.  The warrants were cancelled as a result of the sale of Access shares.

8.	Derivative Instruments

In June 2008, the FASB ratified ASC 815-15, “ Derivatives and Hedging – Embedded Derivatives” (“ASC 815-15”). ASC 815-15, specifies that a contract that would otherwise meet the definition of a derivative, but is both (a) indexed to its own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument. ASC815-15 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock, including evaluating the instrument’s contingent exercise and settlement provisions, and thus able to qualify for the ASC 815-15 scope exception. It also clarifies the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation.

The Company evaluated all of its financial instruments and determined that 333,333 warrants associated with an October 2010 exchange agreement qualified for treatment under ASC 815-15.  The fair value of these warrants was classified on the date of their issuance in the amount of $923,756 as derivative liability.   There was no change in the value of the warrants from October 29, 2010 (date of issuance) to October 31, 2010. During the year ended October 31, 2011, the warrant agreement was amended to remove the full ratchet provision.  As a result, the warrants no longer qualified as a derivative liability and the remaining derivative liability of $976,481 was reclassified to contributed capital.

The fair values of the warrants were estimated using the following assumptions October 31, 2010:

Expected volatility	154%
Expected term	3 years
Risk free rate	0.51%
Expected dividends	--
Fair Value	$923,756

9.	Related Party Transactions

On November 1, 2005, Access entered into an agreement with Coniston Investment Corp. (“Coniston”), to provide management, consulting and advisory services to Access (the “Services”). These services include assisting Access in negotiating joint venture agreements, assisting in the formation of a team of technical experts, and other consulting and advisory services as required by Access from time to time. The agreement automatically renews for consecutive one-year terms unless terminated by either party in writing, and was set to expire  on October 31, 2010.   Effective April 30, 2010, the Company was no longer a party to this agreement as a result of its sale of the Access shares (note 4).

Coniston’s sole shareholder, President and CEO is the President and CEO of Access, a director of the Company since August 2007, and, from November 1, 2007 to July 31, 2009, also the President and CEO of the Company. Pursuant to the agreement: (i) Access shall pay Coniston a fee of: (i) Cdn$260,000 per annum, payable monthly (paid); (ii) Cdn$1,000,000 (the “Dene Fee”) in the event Access entered into an agreement with the Buffalo River Dene Nation (“BRDN”) and/or its associates or affiliates to develop hydrocarbon opportunities in a defined area within Treaty 10 lands which includes the traditional and historically occupied and used lands of the BRDN (paid); and (iii) Coniston will also be entitled to receive a 1.25% non-convertible overriding royalty based on 100% production (“GORR”) from any and all projects that Coniston brings to Access (the “Royalty Fee”). Amounts are due on demand by Access, are non-interest bearing, and are unsecured. Effective January 1, 2009, the agreement was revised to reflect a reduced fee of Cdn$160,000 per annum, payable monthly. The revised agreement was set to expire on October 31, 2010, but automatically renews for consecutive one-year terms unless terminated by either party in writing. Effective April 30, 2010, the Company was no longer a party to this agreement as a result of its sale of the Access shares (note 4).

Additionally, $7,500 was owed to directors for director fees at October 31, 2010, and paid subsequent to year end. It was payable on demand, non-interest bearing and unsecured.

During the year ended October 31, 2010, the Company made payments for management consulting services to Holcombe Ventures LLC, a firm controlled by the Company’s chief financial officer (through September 1, 2010) and director.  Payments for these services during the year ended October 31, 2010 totaled $91,649.

10.	Financial Instruments and Fair Value Measurement

ASC 825 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  ASC 825 establishes three levels of inputs that may be used to measure fair value.

Level 1 applies to assets and liabilities for which there are quoted prices in active markets for identical assets or liabilities.  Valuations are based on quoted prices that are readily and regularly available in an active market and do not entail a significant degree of judgment.

Level 2 applies to assets and liabilities for which there are other than Level 1 observable inputs such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets) or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.  Level 2 instruments require more management judgment and subjectivity as compared to Level 1 instruments.

Level 3 applies to assets and liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.  The determination of fair value for Level 3 instruments requires the most management judgment and subjectivity.

The Company’s financial instruments recognized in the balance sheet consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, accounts payable with related parties and derivative liabilities. The estimated fair values of the financial instruments have been determined based on the Company’s assessment of available market information and appropriate valuation methodologies; however, these estimates may not necessarily be indicative of the amounts that could be realized or settled in a market transaction. The fair values of financial instruments generally approximate their book amounts due to the short-term maturity of these instruments at October 31, 2010 except as disclosed below:

		Fair Value Measurements Using
	Quoted Price in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of October 31, 2010
Liabilities:
Derivative Liabilities	--	$--	923,756	$923,756

Total liabilities measured at fair value	--	$--	923,756	$923,756

11.	Commitments and Contingencies

The Company’s contractual obligations not included in its Balance Sheet as of October 31, 2011 (except Long-term debt and Abandonment obligations) are as follows:

	Total	2012	2013	2014	2015	2016	Thereafter
Long-term debt and interest	$2,060,000	$--	$2,060,000	$--	$--	$--	$--
Abandonment obligations	677,318	49,483	49,483	49,483	49,483	49,483	429,903
Total	$2,737,318	$49,483	$2,109,483	$49,483	$49,483	$49,483	$429,903

The Company, as an owner or lessee and operator of oil and gas properties, is subject to various federal, state and local laws and regulations relating to discharge of materials into, and protection of, the environment. These laws and regulations may, among other things, impose liability on the lessee under an oil and gas lease for the cost of pollution clean-up resulting from operations and subject the lessee to liability for pollution damages. In some instances, the Company may be directed to suspend or cease operations in the affected area. The Company maintains insurance coverage, which it believes is customary in the industry, although the Company is not fully insured against all environmental risks. The Company is not aware of any environmental claims existing as of October 31, 2011, which have not been provided for, covered by insurance or otherwise have a material impact on its financial position or results of operations. There can be no assurance, however, that current regulatory requirements will not change, or past noncompliance with environmental laws will not be discovered on the Company’s properties.

Operating leases

The Company leases its offices Texas on a month to month basis. Rent expense for the years ended October 31, 2011 and 2010 was $28,000 and $16,101, respectively.

12.	Income Taxes

The reconciliation between the expected income tax benefit, computed using the statutory federal rate of 34%, and the actual income tax benefit is as follows:

	October 31,
	2011	2010

Expected tax benefit at 34%	$2,071,597	$265,745
Stock option expenses	(300,585)	(333,144)
Loss on extinguishment of debt	(17,927)	(280,077)
Amortization of debt discount	(603,500)	--
Change in valuation allowance	(1,149,585)	347,476
Actual tax benefit	$--	$-

The composition of deferred tax assets/liability is as follows:

	October 31,
	2011	2010
Deferred Tax Asset
Net operating loss	$3,438,601	$1,658,517
Oil and gas property interests	--	16,897
Other	92,989	17,475
Total deferred tax assets	$3,531,590	$1,692,889

Deferred Tax Liability
Oil and gas property interests	773,231	--

Net deferred tax assets	2,758,359	1,692,889
Valuation allowance	(2,758,359)	(1,692,889)
Net	$--	$-

The valuation allowance increased by $852,870 during the year ended October 2011. The Company established a valuation allowance to fully offset the net deferred income tax assets due to the uncertainty of the Company's ability to generate future taxable income necessary to realize these net deferred income tax assets, considering the Company's history of significant operating losses. In addition, future utilization of the available net operating loss carryforwards may be limited under Internal Revenue Code Section 382 as a result of any future changes in ownership.

For federal income tax purposes, the Company has net operating losses of approximately $10,064,689 at October 31, 2011.  These losses expire as follows:

2026	$291,662
2027	1,739,655
2028	1,265,101
2029	769,546
2030	588,394
2031	5,410,331
$10,064,689

13.	Subsequent Events

In January 2012, the Company appointed a new director to the Board of Directors.  In conjunction with this appointment, the Company entered into a compensation agreement with the director.  Pursuant to this agreement, the director will receive cash compensation totaling $20,000 (paid quarterly) along with payment for attendance at Board meetings.  In addition, the director will receive 25,000 shares of restricted Common Stock of the Company, of which 6,250 shares vest immediately and the remaining shares vest in semi-annual amounts of 3,125 shares.  The Company also granted the director an option to purchase up to 88,000 shares of the Company’s common stock at an exercise price of $4.50 per share.  The options vest equally over four years.

14.	Supplemental Oil and Gas Disclosures

The following supplemental information regarding the oil and gas activities of the Company for 2011 and 2010 is presented pursuant to the disclosure requirements promulgated by the Securities and Exchange Commission and SFAS No. 69, "Disclosures About Oil and Gas Producing Activities." Capitalized costs relating to oil and gas activities and costs incurred in oil and gas property acquisition, exploration and development activities for each year are shown below.

CAPITALIZED COST OF OIL AND GAS PRODUCING ACTIVITIES

As of October 31	2011	2010
	United States	United States
Unproved properties not being amortized	$2,090,470	$1,786,997
Proved property being amortized	7,011,927	2,588,769
Accumulated depreciation, depletion amortization and impairment	(1,729,151)	(691,002
Net capitalized costs	$7,373,246	$3,684,764

COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

As of October 31	2011	2010
Property acquisition costs—proved and unproved properties	$1,326,700	$3,024,611
Exploration costs	$1,680,701	$-
Development costs	$3,248,292	$853,143

OIL AND GAS RESERVES

Users of this information should be aware that the process of estimating quantities of “proved” and “proved developed” oil and natural gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. As a result, revisions to existing reserve estimates may occur from time to time. Although every reasonable effort is made to ensure reserve estimates reported represent the most accurate assessments possible, the subjective decisions and variances in available data for various reservoirs make these estimates generally less precise than other estimates included in the financial statement disclosures.

Proved reserves represent estimated quantities of natural gas, crude oil and condensate that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions in effect when the estimates were made. Proved developed reserves are proved reserves expected to be recovered through wells and equipment in place and under operating methods used when the estimates were made.

The following table illustrates the Company’s estimated net proved reserves, including changes, and proved developed reserves for the periods indicated, as estimated by Corridor & Associates.  The oil and natural gas price as of October 31, 2011 is based on the 12-month unweighted average of the first of the month prices of the West Texas Intermediate posted price. Oil and natural gas prices as of October 31, 2010 are based on the respective year-end West Texas Intermediate posted price. The oil and natural gas prices were adjusted by lease for quality, transportation fees, and regional price differentials. The gas price as of October 31, 2011 is based on the 12-month unweighted average of the first of the month prices of the Henry Hub spot price. Gas prices as of October 31, 2010 are based on the year-end Henry Hub spot market price. All prices are adjusted by lease for energy content, transportation fees, and regional price differentials. All prices are held constant in accordance with SEC guidelines. All proved reserves are located in the United States.

	Oil BBls	Gas Mcf
October 31, 2009	--	--

Revisions of previous estimates	--	--
Acquisition of minerals in place	56,359	464,550
Sales of minerals in place
Production	(3,379)	(88,040)
October 31, 2010	52,980	376,510

Revisions of previous estimates	(26,678)	(94,142)
Acquisition of minerals in place	3,386,597	2,474,366
Sales of minerals in place	-	-
Production	(24,439)	(41,043)
October 31, 2011	3,388,460	2,715,690

The Company's proved developed reserves are as follows:

	Developed		Undeveloped
	Oil BBls	Gas Mcf	Oil BBls	Gas Mcf
October 31, 2011	82,300	1,062,610	3,305,230	1,653,090
October 31, 2010	52,980	250,810	-	125,700
October 31, 2009	--	--	--	--

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOW

The following Standardized Measure of Discounted Future Net Cash Flow information has been developed utilizing ASC 932, Extractive Activities —Oil and Gas, (ASC 932) procedures and based on oil and natural gas reserve and production volumes estimated CREST Engineering Services, Inc. It can be used for some comparisons, but should not be the only method used to evaluate the Company or its performance. Further, the information in the following table may not represent realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net Cash Flow be viewed as representative of the current value of the Company.

The Company believes that the following factors should be taken into account when reviewing the following information:

•	future costs and selling prices will probably differ from those required to be used in these calculations;
•	due to future market conditions and governmental regulations, actual rates of production in future years may vary significantly from the rate of production assumed in the calculations;
•	a 10% discount rate may not be reasonable as a measure of the relative risk inherent in realizing future net oil and natural gas revenues; and
•	future net revenues may be subject to different rates of income taxation.

Under the Standardized Measure, for the years ended October 31, 2011 and 2010 the future cash inflows were estimated by applying year-end oil and natural gas prices to the estimated future production of year-end proved reserves. Estimates of future income taxes are computed using current statutory income tax rates including consideration for estimated future statutory depletion and tax credits. The resulting net cash flows are reduced to present value amounts by applying a 10% discount factor. Use of a 10% discount rate and year-end prices were required. At October 31, 2011, as specified by the SEC, the prices for oil and natural gas used in this calculation were the unweighted 12-month average of the first day of the month (12-month unweighted average) cash price quotes, except for volumes subject to fixed price contracts.

	2011	2010
Future cash inflows	$325,962,830	$5,832,410
Future development costs	(119,442,710)	(294,420
Future production costs	(89,970,330)	(2,287,530
Future income tax expenses	-	-
Future net cash flows before 10% discount	116,549,790	3,250,460
10%Annual discount for estimated timing of cash flows	(92,837,120)	(1,307,000

Standardized measure discounted future net cash flows	$24,501,250	$1,943,460

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

The following is a summary of the changes in the Standardized Measure of discounted future net cash flows for the Company’s proved oil and natural gas reserves during each of the years in the two year period ended October 31, 2011:

	2011	2010
Beginning of the year	$1,943,460	$--
Sales and transfers of oil and gas produced, net of production costs	1,262,084	(205,982)
Net changes in prices and production costs	(590,569)	(221,476)
Net changes in income taxes	-	-
Changes in estimated future development costs, net of current development costs	(119,148,290)	(294,420)
Acquisition of minerals in place	235,087,404	3,977,773
Revision of previous estimates	(2,969,282)	--
Change of discount	(91,530,120)	(1,307,000)
Change in production rate and other	(342,018)	(5,435)

End of year	$23,712,670	$1,943,460

ITEM 9 – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES.

None

ITEM 9A – CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures.

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on management’s evaluation, our chief executive officer and chief financial officer concluded that, as a result of the material weakness described below, as of October 31, 2011, our disclosure controls and procedures are not designed at a reasonable assurance level and are ineffective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.  The material weakness, which related to internal control over financial reporting, that was identified was we did not have sufficient personnel in our accounting and financial reporting functions. As a result, we were not able to achieve adequate separation of duties and were not able to provide for adequate reviewing of the financial statements. This control deficiency, which is pervasive in nature, results in a reasonable possibility that material misstatements of the financial statements will not be prevented or detected on a timely basis.

We are committed to improving our accounting and financial reporting functions. As part of this commitment, we will create a segregation of duties consistent with control objectives and have hired additional staffing and acquired additional software resources during the fourth quarter of the current fiscal year.   The full effects of the conversion to the new software including the reporting, information and bookkeeping capabilities, were not fully in place until November 2011.

(b) Changes in internal control over financial reporting.

We regularly review our system of internal control over financial reporting and make changes to our processes and systems to improve controls and increase efficiency, while ensuring that we maintain an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes.

During the quarter ended October 31, 2011, we retained a person to perform more of the bookkeeping function.  The hiring of this person has allowed us to have more segregation in the duties as they relate to controls over the cash and financial reporting processes.  In addition, we have moved to a new software platform that is more appropriate to our business and allows for more robust accounting, financial and transactional reporting.  Other than the hiring of a bookkeeper and the implementation of a new software system, there were no changes in our internal control over financial reporting that occurred during the quarter ended October 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(c) Management’s report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of October 31, 2011.

This annual report does not include an attestation report by Malone Bailey LLP, our independent registered public accounting firm regarding internal control over financial reporting.   As a smaller reporting company, our management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

ITEM 9B – OTHER INFORMATION

None.

PART III

ITEM 10 – DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The names of our directors and executive officers and their ages, titles, and biographies as of October 31, 2011 are set forth below:

NAME	AGE	OFFICES HELD
David DeMarco	44	President, Chief Executive Officer and Director
Donald Giannattasio	55	Chief Financial Officer
Richard S. T. Hunter	52	Director
Bruno Mosimann	67	Director
Eric Urban	32	Director
Rick Wilson	54	Director

Directors are elected annually and hold office until the next annual meeting of the stockholders of the Company and until their successors are elected. Officers are elected annually and serve at the discretion of the Board of Directors. There is no family relationship between any of our executive officers or directors.

David DeMarco has been our President, Chief Executive Officer and a Director since May 2010.  Between 2004 and April 2010, Mr. DeMarco was the Vice President of Business Development, Gaither Petroleum Corporation.  Mr. DeMarco is a Certified Petroleum Landman (No. 30164) and has extensive experience in all aspects of the oil and gas exploration and production business.  Mr. DeMarco has extensive experience with start up oil and gas companies and has managed all aspects of 3-D seismic acquisition and exploration activities onshore in the United States.  Mr. DeMarco received his undergraduate degree in Economics with minors in Petroleum Land Management and Petroleum Engineering from the University of Texas at Austin in 1990.  Mr. DeMarco was selected to serve as a director due to his deep familiarity with our oil and gas business.

Donald Giannattasio has been our Chief Financial Officer since October 2010. Since 1983, Mr. Giannattasio has been a partner in Seligson & Giannattasio, LLP, an accounting firm based in White Plains, New York.  He has been a certified public accountant since 1980.  Mr. Giannattasio graduated from Herbert H. Lehman College with a Bachelor of Science degree in Accounting in 1976.

Richard S. T. Hunter has been a Director since January 2012. Since September 2008, Mr. Hunter has served as the Vice President, Investor Relations for Carrizo Oil and Gas, Inc., a publicly traded company.  Between 1993 and June 2008, Mr. Hunter worked for Lighthouse Capital Management, a Houston, Texas-based investment advisor, as a Principal and Director of Research (1998-2008) and an Energy Securities Analyst (1993-1998).  Between 1985 and 1993, Mr. Hunter was a Stratigrapher for Shell Oil Company, a publicly traded company.  Mr. Hunter holds BS degrees in Biology and Geology from Florida State University, a MS degree in Geology from Florida State University and MBA from Rice University Jones School of Business.  In addition, Mr. Hunter is a registered investment advisor in the State of Texas. Mr. Hunter was selected to serve as a director due to his deep familiarity with our business, his extensive entrepreneurial background and his substantial financial and accounting experience.

Bruno Mosimann has been a Director since May 2006. Since July 1985, he has been the President and Managing Director of Romofin AG, a firm that supplies investment management services to its customers. Mr. Mosimann was selected to serve as a director due to his deep familiarity with our oil and gas business.

Eric Urban has been a Director since March 2010. Mr. Urban has also served as the Director of Operations of Blacksands Petroleum Texas LLC.  For the past 5 years, Mr. Urban has worked as a Landman and Land Manager for Gaither Petroleum Corporation, an independent oil and gas company. Mr. Urban holds a BBA in International Business from the University of Houston, and is an active member of various professional oil and gas organizations.  Mr. Urban was selected to serve as a director due to his deep familiarity with our oil and gas business.

Rick Wilson has been a Director since February 2007. Since 2006, Mr. Wilson has been the President of Regent Ventures Ltd., a company engaged in the acquisition, exploration and development of mineral resource properties. Prior to serving as its President, Mr. Wilson was a director of Regent Ventures from 1993 to 2006. Mr. Wilson also served as the President of Emerson Explorations/GBS Gold International Inc. from 1998 to 2006.  Mr. Wilson was selected to serve as a director due to his deep familiarity with our business, his extensive entrepreneurial background and his substantial financial and accounting experience.

Meetings and Committees of the Board of Directors

During the fiscal year ended October 31, 2011, our board of directors held eight meetings and approved certain actions by unanimous written consent. We expect our directors to attend all board and committee meetings and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities.

Audit Committee

Our Audit Committee currently consists of Bruno Mosimann. Our Board of Directors has determined that Mr. Mosimann is “independent” as that term is defined under applicable SEC rules and under the current listing standards of the NASDAQ Stock Market. Mr. Mosimann is our audit committee financial expert.

The Audit Committee meets with management and Blacksands’ external auditors to review matters affecting financial reporting, the system of internal accounting and financial controls and procedures, and the audit procedures and audit plans.  The Audit Committee reviews Blacksands’ significant financial risks, will be involved in the appointment of senior financial executives, and will annually review Blacksands’ insurance coverage and any off-balance sheet transactions.

The Audit Committee is mandated to monitor Blacksands’ audit and the preparation of financial statements and to review and recommend to the Board of Directors all financial disclosure contained in Blacksands’ public documents.  The Audit Committee is also mandated to appoint external auditors, monitor their qualifications and independence and determine the appropriate level of their remuneration.  The external auditors report directly to the Audit Committee and to the board of directors.  The Audit Committee and Board of Directors each have the authority to terminate the external auditor’s engagement.  The Audit Committee will also approve in advance any services to be provided by the external auditors which are not related to the audit.

Compensation Committee

Our Compensation Committee currently consists of Bruno Mosimann and David DeMarco with Mr. Mosimann elected as Chairman of the Committee. Our Board of Directors has determined that Mr. Mosimann is “independent” under the current listing standards of the NASDAQ Stock Market. Our Board of Directors has adopted a written charter setting forth the authority and responsibilities of the Compensation Committee.

Our Compensation Committee has responsibility for assisting the Board of Directors in, among other things, evaluating and making recommendations regarding the compensation of our executive officers and directors, assuring that the executive officers are compensated effectively in a manner consistent with our stated compensation strategy, producing an annual report on executive compensation in accordance with the rules and regulations promulgated by the SEC, periodically evaluating the terms and administration of our incentive plans and benefit programs and monitoring of compliance with the legal prohibition on loans to our directors and executive officers.

Corporate Governance Committee

Our Corporate Governance Committee currently consists of Bruno Mosimann. Our Board of Directors has determined that Mr. Mosimann is “independent” under the current listing standards of the NASDAQ Stock Market.

The Corporate Governance Committee is charged with the responsibility of assisting the Board in fulfilling its oversight responsibilities in relation to the corporate governance practices and policies of the Company, and assessing the functioning and effectiveness of the Board, its committees, and its individual members.

Director Nomination Process

We do not have a nominating committee.  The Board seeks qualified candidates to serve on the Board when needed, and all Board members participate in all director nominating and approval.  The Board, at its discretion, could ask the Corporate Governance Committee to seek and nominate qualified candidates on the Board’s behalf.  The Board may employ a variety of methods for identifying and evaluating nominees for director. The Board regularly assesses the size of the Board, the need for particular expertise on the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Committee considers various potential candidates for director which may come to the Committee’s attention through current Board members, shareholders, or other persons. These candidates are evaluated at regular or special meetings of the Board, and may be considered at any point during the year.

The Board will consider candidates recommended by shareholders at its discretion. If any materials are provided by a shareholder in connection with the nomination of a director candidate, such materials are forwarded to the Board as part of its review. A potential candidate nominated by a shareholder is treated like any other potential candidate during the review process by the Board.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and holders of more than 10% of our common stock to file with the SEC reports regarding their ownership and changes in ownership of our securities.  We believe that, during fiscal 2011, our directors, executive officers and 10% stockholders complied with all Section 16(a) filing requirements.

Code of Business Conduct and Ethics/Business Conduct Policy

We adopted a Code of Business Conduct and Ethics in October 2007 that applies to all of our directors, officers, employees and consultants. The Code of Business Conduct and Ethics summarizes the legal, ethical and regulatory standards that we must follow and serves as a reminder to our directors, officers, employees, and contractors, of the seriousness of that commitment. Compliance with this code and high standards of business conduct is mandatory for each of our contractors.

Whistleblower Policy

As a public company, the integrity, transparency and accountability of the financial, administrative and management practices of the Company are critical. Accordingly in October 2008, we adopted a Whistleblower Policy.

ITEM 11 - EXECUTIVE COMPENSATION

Under the rules of the SEC, this Compensation Discussion and Analysis Report is not deemed to be incorporated by reference by any general statement incorporating this Annual Report by reference into any filings with the SEC.

The Compensation Committee has reviewed and discussed the following Compensation Discussion and Analysis with management. Based on this review and these discussions, the Compensation Committee recommended to the Board of Directors that the following Compensation Discussion and Analysis be included in this Annual Report on Form 10-K.

Submitted by the Compensation Committee
Bruno Mosimann, Chairman
David DeMarco

COMPENSATION DISCUSSION AND ANALYSIS (CD&A)

The following discussion and analysis of compensation arrangements of our named executive officers for the fiscal year ended October 31, 2011 should be read together with the compensation tables and related disclosures set forth below.

Compensation Philosophy and Objectives

We believe our success depends on the continued contributions of our named executive officers. Our named executive officers are primarily responsible for our growth and operations strategy, and the management of the day-to-day operations of our subsidiaries.   Therefore, it is important to our success that we retain the services of these individuals to ensure our future success and prevent them from competing with us should their employment with us terminate.

Our overall compensation philosophy is to provide an executive compensation package that enables us to attract, retain and motivate executive officers to achieve our short-term and long-term business goals. We strive to apply a uniform philosophy regarding compensation of all employees, including members of senior management. This philosophy is based upon the premise that our achievements result from the combined and coordinated efforts of all employees working toward common goals and objectives in a competitive, evolving market place. The goals of our compensation program are to align remuneration with business objectives and performance and to enable us to retain and competitively reward executive officers and employees who contribute to our long-term success.  In making executive compensation and other employment compensation decisions, the Compensation Committee considers achievement of certain criteria, some of which relate to our performance and others of which relate to the performance of the individual employee. Awards to executive officers are based on our achievement and individual performance criteria.

The Compensation Committee will evaluate our compensation policies on an ongoing basis to determine whether they enable us to attract, retain and motivate key personnel. To meet these objectives, the Compensation Committee may from time to time increase salaries, award additional stock options or provide other short and long-term incentive compensation to executive officers and other employees.

Compensation Program & Forms of Compensation

We provide our executive officers with a compensation package consisting of base salary and participation in benefit plans generally available to other employees. In setting total compensation, the Compensation Committee considers individual and company performance, as well as market information regarding compensation paid by other companies in our industry.

In order to achieve the above goals, our total compensation packages include base salary, annual bonus, as well as long-term compensation in the form of stock options.

Base Salary. Salaries for our executive officers are initially set based on negotiation with individual executive officers at the time of recruitment and with reference to salaries for comparable positions in the industry for individuals of similar education and background to the executive officers being recruited. We also consider the individual’s experience, and expected contributions to our company. Base salary is continuously evaluated by competitive pay and individual job performance. Base salaries for executives are reviewed annually or more frequently should there be significant changes in responsibilities. In each case, we take into account the results achieved by the executive, his or her future potential, scope of responsibilities and experience, and competitive salary practices.

Bonuses. Our executive officers are entitled to an annual bonus, to be determined at the discretion of the Compensation Committee, based on our financial performance and the achievement of the officer’s individual performance objectives.

Long-Term Incentives. Longer-term incentives are provided through stock options, which reward executives and other employees through the growth in value of our stock. The Compensation Committee believes that employee equity ownership provides a major incentive for employees to build stockholder value and serves to align the interests of employees with those of our stockholders. Grants of stock options to executive officers are based upon each officer’s relative position, responsibilities and contributions, with primary weight given to the executive officers’ relative rank and responsibilities. Initial stock option grants designed to recruit an executive officer may be based on negotiations with the officer and with reference to historical option grants to existing officers. Stock options are generally granted at an exercise price equal to the market price of our common stock on the date of grant and will provide value to the executive officers only when the price of our common stock increases over the exercise price.  Although the expenses of stock options affect our financial statements negatively, we continue to believe that this is a strong element of compensation that focuses the employees on financial and operational performance to create value for the long-term.

With regard to our option grant practice, the Compensation Committee has the responsibility of approving all stock option grants to employees.  Stock option grants for plan participants are generally determined within ranges established for each job level. These ranges are established based on our desired pay positioning relative to the competitive market. Specific recruitment needs are taken into account for establishing the levels of initial option grants. Annual option grants take into consideration a number of factors, including performance of the individual, job level, prior grants and competitive external levels. The goals of option grant guidelines are to ensure future grants remain competitive from a grant value perspective and to ensure option usage consistent with option pool forecasts.   Based on the definition of fair market value in our stock option plan, options are granted at 100% of the closing sales price of our stock on the last market trading date prior to the grant date.  We do not time the granting of our options with any favorable or unfavorable news released by us. Proximity of any awards to an earnings announcement or other market events is coincidental.

Executive Equity Ownership

We encourage our executives to hold an equity interest in our company. However, we do not have specific share retention and ownership guidelines for our executives.

Performance-Based Compensation and Financial Restatement

We have not considered or implemented a policy regarding retroactive adjustments to any cash or equity-based incentive compensation paid to our executives and other employees where such payments were predicated upon the achievement of certain financial results that were subsequently the subject of a financial restatement.

Tax and Accounting Considerations

Compliance with Internal Revenue Code Section 162(m). Section 162(m) of the Internal Revenue Code of 1986, as amended, restricts deductibility of executive compensation paid to our Chief Executive Officer and each of the four other most highly compensated executive officers holding office at the end of any year to the extent such compensation exceeds $1,000,000 for any of such officers in any year and does not qualify for an exception under Section 162(m) or related regulations. The Compensation Committee’s policy is to qualify its executive compensation for deductibility under applicable tax laws to the extent practicable. Income related to stock options granted under our stock option plans generally qualify for an exemption from these restrictions imposed by Section 162(m). In the future, the Compensation Committee will continue to evaluate the advisability of qualifying its executive compensation for full deductibility.

Accounting for Stock-Based Compensation. We record compensation expense for the fair value of stock-based compensation.

Summary Compensation Table

The following table provides certain summary information concerning compensation awarded to, earned by or paid to our Chief Executive Officer and the highest paid executive officer whose total annual salary and bonus exceeded $100,000 for fiscal years 2011 and 2010.

Name and Principal Position	Year	Salary ($)		Option Awards ($)	All Other Compensation ($) (5)	Total ($)

David DeMarco	2011	170,000	(2)	--	34,000	204,000
Chief Executive Officer (1)	2010	--		181,456	85,000	266,456

Mark Holcombe	2011	--		--	--	--
Chief Executive Officer and	2010	--		297,423	90,000	387,423
Chief Financial Officer (3)

Donald Giannattasio	2011	100,000		--	20,000	120,000
Chief Financial Officer (4)	2010	--		--	--	--
_____________
(1)	Mr. DeMarco has served as Chief Executive Officer since May 6, 2010.
(2)	Mr. DeMarco receives $17,000 per month for his services as Chief Executive Officer.
(3)	Mr. Holcombe served as Chief Executive Officer from August 1, 2009 until May 6, 2010 and Chief Financial Officer from September 1, 2009 until September 1, 2010.
(4)	Mr Giannattasio has served as Chief Financial Officer since October 27, 2010.
(5)	Other compensation represents consulting fees paid to or earned by the officers.

Employment Contracts and Termination of Employment and Change-In-Control Arrangements

None.

GRANTS OF PLAN-BASED AWARDS

None.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information for the named executive officers regarding the number of shares subject to both exercisable and unexercisable stock options, as well as the exercise prices and expiration dates thereof, as of October 31, 2011.

Name	Number of Securities underlying Unexercised Options (#) Exercisable	Number of Securities underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($/Sh)	Option Expiration Date
David Demarco	100,000	233,333	$3	June 15, 2020
Eric Urban	50,000	150,000	$3	June 15,2020

Director Compensation

None.

ITEM 12 – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information regarding beneficial ownership of our common stock as of February 7, 2012:

•	by each person who is known by us to beneficially own more than 5% of our common stock;
•	by each of our officers and directors; and
•	by all of our officers and directors as a group.

Name And Address Of Beneficial Owner (1)	Number of Shares Owned (2)		Percentage of Class (3)

Executive Officers and Directors			*
David DeMarco	44,157		*
Donald Giannattasio	1,000		*
Richard S. T. Hunter	6,250	(4)	*
Bruno Mosimann	66,667	(4)	*
Eric Urban	4,000		*
Rick Wilson	66,667	(4)	*
All Officers and Directors as a Group (6 persons)	188,741	(4)	1.14%

5% Shareholders

Haywood Securities Inc. (5)	1,610,000		9.83%

Harold Hodgson (6)	1,121,100	(7)	6.80%

Jay Moorin (6)	1,000,000	(8)	5.93%
_____________
*	Less than 1%.

(1)	The address for each of our officers and directors is 800 Bering, Suite 250, Houston, Texas 77057.

(2)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of February 7, 2012 are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person.

(3)	Percentage based on 16,377,068 shares of common stock outstanding as of February 7, 2012.

(4)
Includes the following number of shares of common stock which may be acquired by certain officers and directors through the exercise of stock options which were exercisable as of February 7, 2012 or become exercisable within 60 days of that date: Richard S. T. Hunter (6,250 shares), Bruno Mosimann (66,667 shares) and Rick Wilson (66,667 shares); and all officers and directors as a group, (139,584 shares).

(5)	The mailing address for this beneficial owner is 2000-400 Burrard Street, Vancouver, BC V6C 3A6, Canada.

(6)	The mailing address for this beneficial owner is c/o Haywood Securities, 2000-400 Burrard Street, Vancouver, BC V6C 3A6, Canada.

(7)	Includes 100,000 shares of common stock issuable upon the exercise of warrants.

(6)	Includes 500,000 shares of common stock issuable upon the exercise of warrants.

EQUITY COMPENSATION PLAN INFORMATION

On June 26, 2006, our Board of Directors and the holders of a majority of our then outstanding common stock approved our 2006 Stock Option Plan (the “2006 Plan”). The purpose of the 2006 Plan is to provide an incentive to attract and retain directors, officers, consultants, advisors and employees whose services are considered valuable, to encourage a sense of proprietorship and to stimulate an active interest of such persons into our development and financial success. Under the 2006 Plan, we are authorized to issue incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, nonqualified stock options and restricted stock. The 2006 Plan is administered by our Board of Directors.  The 2006 Plan authorized up to 2,000,000 shares of common stock for issuance thereunder.

On April 21, 2010, our Board of Directors approved our amended and restated 2008 Stock Option Plan (the “2008 Plan”), which was approved by our stockholders in June 2010. The purpose of the 2008 Plan is to provide an incentive to attract and retain directors, officers, consultants, advisors and employees whose services are considered valuable, to encourage a sense of proprietorship and to stimulate an active interest of such persons into our development and financial success. Under the 2008 Plan, we are authorized to issue incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, nonqualified stock options and restricted stock. The 2008 Plan is administered by our Board of Directors. The number of shares of common stock authorized for issuance pursuant to our 2008 Plan is determined by the Board of Directors from time to time, but cannot exceed 10% of the number of shares of our common stock issued and outstanding.  However, the aggregate number of shares available for “Incentive Stock Options,” is 1,637,706.

The following table sets forth information about the shares of our common stock that may be issued upon the exercise of options granted to employees under the 2006 and 2008 Plans approved by the Board of Directors and shareholders,.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a) (1)
Equity compensation plan approved by security holders (1)	--	$--	2,000,000

Equity compensation plan approved by security holders (2)	1,033,333	$3.00	461,824

Total	1,033,333	$3.00	2,461,824
______________
(1)
We established the 2006 Plan, under which 2,000,000 shares of common stock were reserved for issuance upon the exercise of stock options, stock awards or restricted stock.  As of October 31, 2011, no shares were issuable upon exercise of options granted to employees and directors.

(2)
We established the 2008 Plan, under which no more than 10% of the total number of shares of common stock issued and outstanding may be reserved for issuance upon the exercise of stock options, stock awards or restricted stock.  As of October 31, 2011, 1,033,333 shares were issuable upon exercise of options granted to employees and directors.

ITEM 13 – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Other than as disclosed below, there have been no transactions, or proposed transactions, which have materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 10% of the outstanding Common Stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest. We have no policy regarding entering into transactions with affiliated parties.

Mr. Holcombe, the President and CEO of the Company between August 1, 2009 and May 6, 2010, for his services as President and CEO (with no additional compensation for his role as CFO) was paid on a month-to-month basis under a board-approved agreement with Mr. Holcombe in the amount of US$10,000 per month.

Coniston is entitled to a 1.25% nonconvertible overriding royalty based on 100% production when and if the A10 Project commences production. Coniston is also entitled to receive this royalty and other success fees as it may negotiate with Access for future projects where it is fundamental to the consummation of a similar project with us or Access. It is impossible to quantify the present dollar value of Coniston’s royalty interest since a great deal of additional exploration will be required for us to begin preparing a plan for production and the uncertainty associated with any petroleum development.

Until we sold 441 of the 600 shares we held in Access Energy to the other stockholder of Access Energy, Mr. Reg Burden, we were required to provide the necessary capital for Access’ operations until it has sufficient cash flow to do so itself. As consideration for the transfer, we are relieved of our contractual obligation to fund Access’ annual plan and budget including Access’ commitments to First Nations’ communities, and Mr. Burden’s warrants to purchase the Access Warrants were cancelled.

ITEM 14 – PRINCIPAL ACCOUNTING FEES AND SERVICES

Audit Fees. The aggregate fees billed by our independent auditors, for professional services rendered for the audit of our annual financial statements for the years ended October 31, 2011 and 2010, and for the reviews of the financial statements included in our Quarterly Reports on Form 10-Q during the fiscal years were  approximately $101,000 and $85,000, respectively.

Audit Related Fees. We incurred fees to our independent auditors of $nil for audit related fees during the fiscal years ended October 31, 2011 and 2010.

Tax and Other Fees. We did not incur fees to our independent auditors for tax and fees during the fiscal years ended October 31, 2011 and 2010.

Consistent with SEC policies and guidelines regarding audit independence, the Audit Committee is responsible for the pre-approval of all audit and permissible non-audit services provided by our principal accountants on a case-by-case basis. Our Audit Committee has established a policy regarding approval of all audit and permissible non-audit services provided by our principal accountants. Our Audit Committee pre-approves these services by category and service. Our Audit Committee has pre-approved all of the services provided by our principal accountants.

PART IV

ITEM 15 – EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Exhibits:

3.01	Articles of Incorporation, filed as an exhibit to the registration statement on Form SB-2, filed with the Securities Exchange Commission on December 10, 2004 and incorporated herein by reference.

3.02
Certificate of Amendment to the Articles of Incorporation, filed as an exhibit to the current report on Form 8-K, filed with the Securities Exchange Commission on June 15, 2006 and incorporated herein by reference.

3.03
Certificate of Designation of the Series A Convertible Preferred Stock, filed as an exhibit to the annual report on Form 10-K, filed with the Securities Exchange Commission on February 2, 2011 and incorporated herein by reference.

3.04
Certificate of Amendment to the Articles of Incorporation, filed as an exhibit to the current report on Form 8-K, filed with the Securities Exchange Commission on January 10, 2011 and incorporated herein by reference.

3.05	Bylaws, filed as an exhibit to the registration statement on Form SB-2, filed with the Securities Exchange Commission on December 10, 2004 and incorporated herein by reference.

3.06	Amendment to the Bylaws, filed as an exhibit to the current report on Form 8-K, filed with the Securities Exchange Commission on April 30, 2009 and incorporated herein by reference.

10.01
Partial Assignment and Bill of Sale, dated April 1, 2010, by and among Blacksands Petroleum Texas, LLC, Harvest Asset Management, LLC, Cailey Victoria Andres, Inc., Pearl States, Inc., Discovery Data, Inc., and CTM 2005, Ltd., filed as an exhibit to the current report on Form 8-K, filed with the Securities Exchange Commission on August 8, 2007 and incorporated herein by reference.

10.02
Stock Purchase Agreement, dated as of April 30, 2010, by and among Blacksands Petroleum, Inc., H. Reg F. Burden and Access Energy Inc., filed as an exhibit to the annual report on Form 10-K, filed with the Securities Exchange Commission on February 2, 2011 and incorporated herein by reference.

10.03	2008 Stock Option Plan, filed as an exhibit to the definitive proxy statement on Schedule 14A, filed with the Securities Exchange Commission on June 9, 2010 and incorporated herein by reference.

10.04
Bridge Loan Agreement dated as of June 18, 2010 by and between Blacksands Petroleum, Inc. and Talras Overseas S.A., filed as an exhibit to the current report on Form 8-K, filed with the Securities Exchange Commission on June 22, 2010 and incorporated herein by reference.

10.05
Exploration Agreement dated as of June 18, 2010 among Blacksands Petroleum Texas, LLC and  Dan A. Hughes Company, L.P., filed as an exhibit to the current report on Form 8-K, filed with the Securities Exchange Commission on June 22, 2010 and incorporated herein by reference.

10.06
Loan Agreement, dated as of November 19, 2010, by and between Blacksands Petroleum, Inc. and Silver Bullet Property Holdings SDN BHD, filed as an exhibit to the current report on Form 8-K, filed with the Securities Exchange Commission on November 24, 2010 and incorporated herein by reference.

10.07
Form of Promissory Note, issued November 19, 2010, filed as an exhibit to the current report on Form 8-K, filed with the Securities Exchange Commission on November 24, 2010 and incorporated herein by reference.

10.08
Leasehold Acquisition and Participation Agreement, dated November 29, 2010, by and between Westerly Exploration, Inc. and Blacksands Petroleum Texas, LLC, filed as an exhibit to the current report on Form 8-K, filed with the Securities Exchange Commission on December 3, 2010 and incorporated herein by reference.

10.08
Form of Exchange Agreement, dated as of October 29, 2010, by and between Blacksands Petroleum, Inc. and Talras S.A., filed as an exhibit to the annual report on Form 10-K, filed with the Securities Exchange Commission on February 2, 2011 and incorporated herein by reference.

10.10
Form of Warrant, issued October 29, 2010 to Talras S.A., filed as an exhibit to the annual report on Form 10-K, filed with the Securities Exchange Commission on February 2, 2011 and incorporated herein by reference.

10.11
Form of Purchase Agreement, dated as of February 2, 2011, filed as an exhibit to the current report on Form 8-K, filed with the Securities Exchange Commission on February 8, 2011 and incorporated herein by reference.

10.12
Form of Supplement #1 to Purchase Agreement, filed as an exhibit to the current report on Form 8-K, filed with the Securities Exchange Commission on February 8, 2011 and incorporated herein by reference.

10.13
Form of Debenture, issued February 2, 2011, filed as an exhibit to the current report on Form 8-K, filed with the Securities Exchange Commission on February 8, 2011 and incorporated herein by reference.

10.14	Form of Warrant, issued February 2, 2011, filed as an exhibit to the current report on Form 8-K, filed with the Securities Exchange Commission on February 8, 2011 and incorporated herein by reference.

10.15
Form of Amendment No. 1 to Purchase Agreement, filed as an exhibit to the current report on Form 8-K, filed with the Securities Exchange Commission on February 15, 2011 and incorporated herein by reference.

10.16	Form of Subscription Agreement, filed as an exhibit to the current report on Form 8-K, filed with the Securities Exchange Commission on March 23, 2011 and incorporated herein by reference.

10.17	Form of Warrant, filed as an exhibit to the current report on Form 8-K, filed with the Securities Exchange Commission on March 23, 2011 and incorporated herein by reference.

10.18	Form of Registration Rights Agreement, filed as an exhibit to the current report on Form 8-K, filed with the Securities Exchange Commission on March 23, 2011 and incorporated herein by reference.

10.19
Allonge to Promissory Note, dated as of September 27, 2011, by and between Blacksands Petroleum, Inc. and Silver Bullet Property Holdings SDN BHD, filed as an exhibit to the current report on Form 8-K, filed with the Securities Exchange Commission on October 19, 2011 and incorporated herein by reference.

10.20
Security Agreement, dated as of September 27, 2011, by and between Blacksands Petroleum, Inc. and Silver Bullet Property Holdings SDN BHD, filed as an exhibit to the current report on Form 8-K, filed with the Securities Exchange Commission on October 19, 2011 and incorporated herein by reference.

14.01
Code of Ethics, included in Business Conduct Policy, dated October 27, 2008, filed as an exhibit to the current report on Form 8-K, filed with the Securities Exchange Commission on October 28, 2008 and incorporated herein by reference.

21.01	Subsidiaries of the registrant, filed as an exhibit to the annual report on Form 10-K, filed with the Securities Exchange Commission on February 2, 2011 and incorporated herein by reference.

23.01	Consent of Corridor & Associates, Independent Petroleum Engineers+

23.02	Consent of Crest Engineering Inc., Independent Petroleum Engineers+

23.03	Report of Corridor & Associates, Independent Petroleum Engineers+

23.04	Report of Crest Engineering Inc., Independent Petroleum Engineers+

31.01	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.+

31.02	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.+

32.01	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.+

101 INS	XBRL Instance Document*

101 SCH	XBRL Schema Document*

101 CAL	XBRL Calculation Linkbase Document*

101 LAB	XBRL Labels Linkbase Document*

101 PRE	XBRL Presentation Linkbase Document*

101 DEF	XBRL Definition Linkbase Document*
_________________________
*
The XBRL related information in Exhibit 101 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability of that section and shall not be incorporated by reference into any filing or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing or document.

+	filed herewith

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACKSANDS PETROLEUM, INC.

Date: November __, 2012	By:	/s/ DAVID DEMARCO
David DeMarco
Chief Executive Officer (Principal Executive Officer)

Date: November __, 2012	By:	/s/ DONALD GIANNATTASIO
Donald Giannattasio
Chief Financial Officer (Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Position	Date

/s/DAVID DEMARCO	Director	November __, 2012
David DeMarco

/s/BRUNO MOSIMANN	Director	November __, 2012
Bruno Mosimann

/s/ERIC URBAN	Director	November __, 2012
Eric Urban

EXHIBIT 23.03

Corridor Resources, LLC
P.O Box 218772
Houston, Texas 77282
713-299-8171

October 17, 2011

Gentlemen:

At your request, we have prepared an estimate of the reserves, future production, and income attributable to certain leasehold and interests of Blacksands Petroleum, Inc ("BPI") as of October 1, 2011. The subject properties are located onshore in the state of Texas. The income data were estimated using cost and price parameters provided by "BPI". This report is a not and Securities and Exchange Commission (SEC) case.

We are certain that "BPI" understands that uncertainties are inherent in the interpretation of engineering, geological, geophysical, and petrophysical data and that any determination, computation, estimate, evaluation, classification, or categorization made by us will represent only our informed professional judgment based on the data provided by our clients and information obtained by us. Because of both economic and political forces, there is significant uncertainty regarding the forecasting of future hydrocarbon prices. The recoverable reserves and the income attributable thereto have a direct relationship to the hydrocarbon prices actually received; therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized in the following tables.

"Blacksands Petroleum, Inc."
Estimated Net Reserves and Income Data
Certain Leasehold and Royalty Interests of
Blacksands Petroleum, Inc.
As of October 1, 2011

	Proved			
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Net Remaining Reserves				
Oil/Condensate - Barrels	52,270	18,380	0	70,650
Gas - MMCF	158,950	925,580	0	1,084,530
Income Data				
Future Gross Revenue	$5,247,800	$6,160,030	0	$11,407,830
Deductions	$2,988,090	$3,675,540	0	$6,663,630
Future Net Income (FNI)	$2,259,710	$2,484,490	0	$4,744,200
Discounted FNI @ 10%	$1,681,640	$1,482,850	0	$3,164,490

CORRIDOR RESOURCES

Blacksands Petroleum, Inc.
Feb 14, 2011
Page 2

Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

The future gross revenue is after the deduction of production taxes. The deductions are comprised of the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, development costs, and abandonment costs. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt has been made to quantify or otherwise account for any accumulated gas production imbalances that may exist.

Reserves Included in This Report

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins. The definitions of proved and probable reserves are included under the tab "Reserve Definitions" in this report.

Estimates of Reserves

In general, the reserves included herein were estimated by performance, volumetric, or material balance methods. The performance method utilized extrapolations of various historical data such as producing rate versus time or producing rate versus cumulative production in those cases where such data were definitive in our opinion. Reserves were estimated by the volumetric method in those cases where there were inadequate historical performance data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate. The volumetric method involves the construction of reservoir structure and isopach maps to determine volumes occupied by hydrocarbons or in the absence of these maps, an area assignment might be estimated. Reservoir parameters estimated from well data and other sources are then used to estimate the volumes of hydrocarbons contained in a reservoir and the estimated amounts of these hydrocarbons expected to be recovered economically. The material balance method used was for natural gas wells where formation pressures were available and the reservoirs were believed to be subject to pressure depletion producing mechanisms.

The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

Future Production Rates

Initial production rates are based on the current producing rates for those wells now on production. If no production decline trend has been established, an estimated rate of decline was then

CORRIDOR RESOURCES

Blacksands Petroleum, Inc.
Feb 14, 2011
Page 3

applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date provided by "BPI".

The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

Hydrocarbon Prices

The future NYMEX price for oil and condensate was a constant $80.00 per barrel in 2011, $85.00 per barrel in 2012, and $90.00 per barrel thereafter. Natural gas prices were $4.00 per MMBTU in 2011, $4.50 per MMBTU in 2012, and $5.00 per MMBTU thereafter. Product prices that were actually used for each property reflect adjustment from the above stated prices for gravity, quality, local conditions, and/or distance from market for those properties where these adjustment factors were known.

Costs

Operating costs for the leases and wells in this report were provided by "BPI", or by the operators of the respective properties, and were represented to us as including only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments that are not charged directly to the leases or wells. Some of the operating costs were presented without explanation or corroborating history either by "BPI" or others. In those cases, these costs were accepted without independent verification or examination of lease operating statements.

Development costs were provided to us by "BPI" or by the operators of the respective properties and are based on authorizations for expenditure for the proposed work or cost estimates provided by "BPI". The estimated net cost of abandonment was included for all properties and the abandonment cost estimates were provided by "BPI". Corridor makes no warranty, expressed or implied, as to the accuracy or completeness of this information.

General

This report presents our estimated projections of production and income by years beginning October 1, 2011, by "BPI" entity, field, and reservoir or well. The estimates of reserves presented herein were based upon a study of the properties in which "BPI" owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. "BPI" has informed us that they have provided us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices, and other factual data provided by "BPI" were accepted without independent verification.

CORRIDOR RESOURCES

Blacksands Petroleum, Inc.
Feb 14, 2011
Page 4

"BPI" has assured us of their intent and ability to proceed with the development activities included in this report, and that they are not aware of any legal, regulatory or political obstacles that would significantly alter their plans.

Neither we, nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

This report was prepared for the exclusive use of Blacksands Petroleum, Inc. The data, work papers, and maps used in this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

CORRIDOR RESOURCES, LLC

William G. Crenshaw

William G. Crenshaw III, P.E.
President

DEFINITIONS OF RESERVES

PROVED RESERVES (SEC DEFINITION)

Proved reserves of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalation based on future conditions.

Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance, (2) cycling, and (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids.

Proved natural gas reserves are comprised of non-associated, associated and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and for the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground or surface storage.

Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available.

UNPROVED RESERVES (SPE/WPC DEFINITIONS)

Unproved reserves are based on geologic and/or engineering data similar to that used in estimates of proved reserves; but technical, contractual, economic, or regulatory uncertainties preclude such reserves being classified as proved. Unproved reserves may be further classified as probable reserves and possible reserves.

Unproved reserves may be estimated assuming future economic conditions different from those prevailing at the time of the estimate. The effect of possible future improvements in economic conditions and technological developments can be expressed by allocating appropriate quantities of reserves to the probable and possible classifications.

Probable Reserves

Probable reserves are those unproved reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. In this context, when probabilistic methods are used,

ECONOMIC SUMMARY

All Cases
Blacksands Evaluation
As Of Date : 10/1/2011

BEECH CREEK Field
Proved Rsv Class
Producing Rsv Category

Cum Oil (Mbbl) : 87.40
Cum Gas (MMcf) : 0.00
Cum NGL (Mgal) : 0.00

Year	Gross Oil (Mbbl)	Gross Gas (MMcf)	Gross NGL (Mgal)	Net Oil (Mbbl)	Net Gas (MMcf)	Net NGL (Mgal)	Oil Price ($/bbl)	Gas Price ($/Mcf)	NGL Price ($/gal)	Total Revenue (M$)
2011	4.39	0.00	0.00	0.87	0.00	0.00	81.16	0.00	0.00	70.57
2012	11.67	0.00	0.00	2.32	0.00	0.00	86.16	0.00	0.00	199.88
2013	5.97	0.00	0.00	1.20	0.00	0.00	91.16	0.00	0.00	109.01
2014	3.09	0.00	0.00	0.62	0.00	0.00	91.16	0.00	0.00	56.83
2015	0.54	0.00	0.00	0.11	0.00	0.00	91.16	0.00	0.00	10.33
Rem	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total	**25.66**	**0.00**	**0.00**	**5.12**	**0.00**	**0.00**	**87.20**	**0.00**	**0.00**	**446.63**
Ult	**113.06**	**0.00**	**0.00**							

Year	Well Count	Net Tax Production (M$)	Net Tax AdValorem (M$)	Net Investment (M$)	Net Lease Costs (M$)	Net Well Costs (M$)	Other Costs (M$)	Net Profits (M$)	Annual Cash Flow (M$)	Cum Disc CF NPV 10.00 (M$)
2011	2.00	3.25	1.35	0.00	0.00	7.99	0.00	0.00	57.98	57.27
2012	2.00	9.21	3.81	0.00	0.00	31.98	0.00	0.00	154.88	201.95
2013	2.00	5.02	2.08	0.00	0.00	31.98	0.00	0.00	69.93	261.15
2014	2.00	2.62	1.08	0.00	0.00	31.98	0.00	0.00	21.15	277.44
2015	2.00	0.48	0.20	6.01	0.00	8.62	0.00	0.00	-4.98	274.00
Rem.		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total		**20.59**	**8.52**	**6.01**	**0.00**	**112.55**	**0.00**	**0.00**	**298.96**	**274.00**

Disc. Initial Invest. (M$) :	4.182
ROInvestment (disc/undisc) :	66.52 / 50.73
Years to Payout :	0.02
Internal ROR (%) :	>1000

Present Worth Profile (M$)

PW 5.00% :	286.03
PW 8.00% :	278.71
PW 10.00% :	274.00
PW 12.00% :	269.42
PW 15.00% :	262.79
PW 20.00% :	252.33

Date : 10/13/2011 11:54:23AM C:\Bill\01Projects\Blacksands.Phd 3

ECONOMIC PROJECTION

CORRIDOR & ASSOCIATES LLC

All Cases
Blacksands Evaluation
As Of Date : 10/1/2011

Case : PETTUS UNIT 22 - 22
Reserve Cat. : Proved Producing
Field : CABEZA CREEK
Operator : NRG ASSETS MANAGEMENT, LLC
Reservoir : COOK MTN.
Co., State : Goliad, TX

Cum Oil (Mbbl) : 0.27
Cum Gas (MMcf) : 16.55
Cum NGL (Mgal) : 0.00

Year	Gross Oil (Mbbl)	Gross Gas (MMcf)	Gross NGL (Mgal)	Net Oil (Mbbl)	Net Gas (MMcf)	Net NGL (Mgal)	Oil Price ($/bbl)	Gas Price ($/Mcf)	NGL Price ($/gal)	Total Revenue (M$)
2011	0.03	1.88	0.00	0.03	1.51	0.00	74.88	3.86	0.00	7.84
2012	0.11	6.27	0.00	0.09	5.02	0.00	79.88	4.36	0.00	29.08
2013	0.08	4.69	0.00	0.07	3.75	0.00	84.88	4.86	0.00	23.96
2014	0.02	1.21	0.00	0.02	0.97	0.00	84.88	4.86	0.00	6.18
Rem	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total	**0.25**	**14.05**	**0.00**	**0.20**	**11.24**	**0.00**	**81.31**	**4.50**	**0.00**	**67.06**
Ult	**0.52**	**30.59**	**0.00**							

Year	Well Count	Net Tax Production (M$)	Net Tax AdValorem (M$)	Net Investment (M$)	Net Lease Costs (M$)	Net Well Costs (M$)	Other Costs (M$)	Net Profits (M$)	Annual Cash Flow (M$)	Cum Disc CF NPV 10.00 (M$)
2011	1.00	0.53	0.15	0.00	0.00	4.32	0.00	0.00	2.84	2.81
2012	1.00	1.98	0.54	0.00	0.00	17.28	0.00	0.00	9.28	11.48
2013	1.00	1.63	0.45	0.00	0.00	17.28	0.00	0.00	4.60	15.38
2014	1.00	0.42	0.12	20.00	0.00	5.34	0.00	0.00	-19.70	0.13
Rem.		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total		**4.56**	**1.25**	**20.00**	**0.00**	**44.22**	**0.00**	**0.00**	**-2.98**	**0.13**

Major Phase :	Gas		
Perfs :	0 - 0		
Initial Rate :	644.710 mcf/month		
Abandonment :	308.456 mcf/month		
Initial Decline :	25.00 % year	b = 0.000	
Beg Ratio :	0.018 bbl/mcf		
End Ratio :	0.018 bbl/mcf		

Abandonment Date :	4/24/2014
Working Int :	1.00000000
Revenue Int :	0.80006920
Disc. Initial Invest. (M$) :	15.495
ROInvestment (disc/undisc) :	1.01 / 0.85
Years to Payout :	0.00
Internal ROR (%) :	9.51

Present Worth Profile (M$)

PW 5.00% :	-1.30
PW 8.00% :	-0.42
PW 10.00% :	0.13
PW 12.00% :	0.63
PW 15.00% :	1.34
PW 20.00% :	2.36

Date : 10/13/2011 11:54:23AM C:\Bill\01Projects\Blacksands.Phd 11

CORRIDOR & ASSOCIATES LLC

ECONOMIC PROJECTION

All Cases
Blacksands Evaluation
As Of Date : 10/1/2011

Case : PETTUS UNIT 44 - 44
Reserve Cat. : Proved Producing
Field : CABEZA CREEK
Operator : NRG ASSETS MANAGEMENT, LLC
Reservoir : PETTUS
Co., State : Goliad, TX

Cum Oil (Mbbl) : **2.07**
Cum Gas (MMcf) : **417.25**
Cum NGL (Mgal) : **0.00**

Year	Gross Oil (Mbbl)	Gross Gas (MMcf)	Gross NGL (Mgal)	Net Oil (Mbbl)	Net Gas (MMcf)	Net NGL (Mgal)	Oil Price ($/bbl)	Gas Price ($/Mcf)	NGL Price ($/gal)	Total Revenue (M$)
2011	0.04	4.34	0.00	0.03	3.47	0.00	74.88	3.86	0.00	15.50
2012	0.11	13.27	0.00	0.09	10.61	0.00	79.88	4.36	0.00	53.12
2013	0.07	8.60	0.00	0.06	6.88	0.00	84.88	4.86	0.00	38.12
2014	0.04	5.59	0.00	0.04	4.47	0.00	84.88	4.86	0.00	24.78
2015	0.00	0.44	0.00	0.00	0.35	0.00	84.88	4.86	0.00	1.97
Rem	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total	**0.26**	**32.23**	**0.00**	**0.21**	**25.79**	**0.00**	**81.47**	**4.52**	**0.00**	**133.48**
Ult	**2.33**	**449.49**	**0.00**							

Year	Well Count	Net Tax Production (M$)	Net Tax AdValorem (M$)	Net Investment (M$)	Net Lease Costs (M$)	Net Well Costs (M$)	Other Costs (M$)	Net Profits (M$)	Annual Cash Flow (M$)	Cum Disc CF NPV 10.00 (M$)
2011	1.00	1.10	0.29	0.00	0.00	4.32	0.00	0.00	9.78	9.66
2012	1.00	3.79	0.99	0.00	0.00	17.28	0.00	0.00	31.06	38.64
2013	1.00	2.73	0.71	0.00	0.00	17.28	0.00	0.00	17.41	53.37
2014	1.00	1.77	0.46	0.00	0.00	17.28	0.00	0.00	5.27	57.43
2015	1.00	0.14	0.04	20.00	0.00	1.72	0.00	0.00	-19.93	43.15
Rem.		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total		**9.54**	**2.48**	**20.00**	**0.00**	**57.88**	**0.00**	**0.00**	**43.58**	**43.15**

Major Phase :	Gas		
Perfs :	4293 - 4300		
Initial Rate :	1,512.439	mcf/month	
Abandonment :	357.048	mcf/month	
Initial Decline :	35.00	% year	b = 0.000
Beg Ratio :	0.008	bbl/mcf	
End Ratio :	0.008	bbl/mcf	

Abandonment Date :	2/6/2015
Working Int :	1.00000000
Revenue Int :	0.80006920
Disc. Initial Invest. (M$) :	14.325
ROInvestment (disc/undisc) :	4.01 / 3.18
Years to Payout :	0.52
Internal ROR (%) :	>1000

Present Worth Profile (M$)

PW 5.00% :	43.48
PW 8.00% :	43.31
PW 10.00% :	43.15
PW 12.00% :	42.97
PW 15.00% :	42.64
PW 20.00% :	41.99

Date : 10/13/2011 11:54:23AM C:\Bill\01Projects\Blacksands.Phd 12

CORRIDOR & ASSOCIATES LLC

ECONOMIC PROJECTION

All Cases
Blacksands Evaluation
As Of Date : 10/1/2011

Case : COPANO BAY STATE 81 - 81
Reserve Cat. : Proved Producing
Field : FULTON BEACH, WEST
Operator : NRG ASSETS MANAGEMENT, LLC
Reservoir : LWR G
Co., State : Aransas, TX

Cum Oil (Mbbl) : 44.98
Cum Gas (MMcf) : 95.12
Cum NGL (Mgal) : 0.00

Year	Gross Oil (Mbbl)	Gross Gas (MMcf)	Gross NGL (Mgal)	Net Oil (Mbbl)	Net Gas (MMcf)	Net NGL (Mgal)	Oil Price ($/bbl)	Gas Price ($/Mcf)	NGL Price ($/gal)	Total Revenue (M$)
2011	1.66	0.00	0.00	0.62	0.00	0.00	79.11	0.00	0.00	49.28
2012	4.26	0.00	0.00	1.60	0.00	0.00	84.11	0.00	0.00	134.36
2013	2.04	0.00	0.00	0.76	0.00	0.00	89.11	0.00	0.00	68.10
2014	0.98	0.00	0.00	0.37	0.00	0.00	89.11	0.00	0.00	32.70
2015	0.09	0.00	0.00	0.03	0.00	0.00	89.11	0.00	0.00	2.90
Rem	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total	**9.02**	**0.00**	**0.00**	**3.38**	**0.00**	**0.00**	**84.91**	**0.00**	**0.00**	**287.35**
Ult	**54.00**	**95.12**	**0.00**							

Year	Well Count	Net Tax Production (M$)	Net Tax AdValorem (M$)	Net Investment (M$)	Net Lease Costs (M$)	Net Well Costs (M$)	Other Costs (M$)	Net Profits (M$)	Annual Cash Flow (M$)	Cum Disc CF NPV 10.00 (M$)
2011	1.00	2.27	0.94	0.00	0.00	0.00	0.00	0.00	46.07	45.51
2012	1.00	6.19	2.56	0.00	0.00	0.00	0.00	0.00	125.61	162.78
2013	1.00	3.14	1.30	0.00	0.00	0.00	0.00	0.00	63.66	216.58
2014	1.00	1.51	0.62	0.00	0.00	0.00	0.00	0.00	30.57	239.97
2015	1.00	0.13	0.06	0.00	0.00	0.00	0.00	0.00	2.71	241.92
Rem.		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total		**13.25**	**5.48**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**268.63**	**241.92**

Major Phase :	Oil		
Perfs :	7292 - 7296		
Initial Rate :	600.776 bbl/month		
Abandonment :	50.000 bbl/month		
Initial Decline :	52.00 % year	b = 0.000	
Beg Ratio :	0.000 mcf/bbl		
End Ratio :	0.000 mcf/bbl		

Abandonment Date :	2/19/2015
Working Int :	0.50000000
Revenue Int :	0.37500000
Disc. Initial Invest. (M$) :	0.000
ROInvestment (disc/undisc) :	0.00 / 0.00
Years to Payout :	0.00
Internal ROR (%) :	0.00

Present Worth Profile (M$)

PW 5.00% :	254.67
PW 8.00% :	246.88
PW 10.00% :	241.92
PW 12.00% :	237.12
PW 15.00% :	230.24
PW 20.00% :	219.51

Date : 10/13/2011 11:54:23AM C:\Bill\01Projects\Blacksands.Phd 15

Case Name: BEECH CREEK 1
Field: BEECH CREEK
Oper: GAITHER PETROLEUM CORPORATION

Reservoir: YEGUA 5-A
County,State: Hardin,TX
Class & Cat: Proved Producing

ASOF
ECL
Oil (bbl/mon)
Water (bbl/mon)
Gas (Mcf/mon)
GOR (scf/bbl)
1000
1000
.00001
100
100
.000001
10
10
.0000001
1000
100
10
Oil
06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25

Proj Oil Cum: 62.82 Mbbl
Oil Rem: 11.62 Mbbl
Oil EUR: 74.44 Mbbl

Proj Gas Cum: 0.00 MMcf
Gas Rem: 0.00 MMcf
Gas EUR: 0.00 MMcf

Case Name: BEECH CREEK A 2
Field: BEECH CREEK
Oper: GAITHER PETROLEUM CORPORATION

Reservoir: YEGUA 5-A
County,State: Hardin,TX
Class & Cat: Proved Producing

ASOF
Oil (bbl/mon)
Water (bbl/mon)
Gas (Mcf/mon)
GOR (scf/bbl)
1000
1000
.00001
100
100
.000001
10
10
.0000001
1000
100
10
Oil
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29

Proj Oil Cum: 24.58 Mbbl
Oil Rem: 14.03 Mbbl
Oil EUR: 38.62 Mbbl

Proj Gas Cum: 0.00 MMcf
Gas Rem: 0.00 MMcf
Gas EUR: 0.00 MMcf

Case Name: BEECH CREEK A 2
Field: BEECH CREEK
Oper: GAITHER PETROLEUM CORPORATION

Reservoir: YEGUA Y3
County,State: Hardin,TX
Class & Cat: Proved Behind Pipe

ASOF
Water (bbl/mon)
Oil (bbl/mon)
Gas (Mcf/mon)
Choke (in)
FTP (psia)
Yield (bbl/Mcf)
Gas
Oil
100000 1000 1000
10000 100 100
1000 10 10
100 1 1
10000 100000 1000
1000 10000 100
100 1000 10
10 100 1
98
06
14
22
30
38
46
54
62

Proj Gas Cum: 0.00 MMcf
Gas Rem: 702.28 MMcf
Gas EUR: 702.28 MMcf

Proj Oil Cum: 0.00 Mbbl
Oil Rem: 35.11 Mbbl
Oil EUR: 35.11 Mbbl

Case Name: PETTUS 42-175-32984 56
Field: CABEZA CREEK
Oper: NRG ASSETS MANAGEMENT, LLC

Reservoir: PETTUS
County,State: Goliad,TX
Class & Cat: Proved Producing

ASOF
ECL: 12/29/2019
Oil (bbl/mon)
Water (bbl/mon)
Gas (Mcf/mon)
GOR (scf/bbl)
GOR
Gas
Oil
1000
100
10
10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29

Proj Oil Cum: 14.11 Mbbl
Oil Rem: 7.14 Mbbl
Oil EUR: 21.25 Mbbl

Proj Gas Cum: 33.31 MMcf
Gas Rem: 17.13 MMcf
Gas EUR: 50.44 MMcf

Case Name: PETTUS UNIT 22
Field: CABEZA CREEK
Oper: NRG ASSETS MANAGEMENT, LLC

Reservoir: COOK MTN.
County,State: Goliad,TX
Class & Cat: Proved Producing

Water (bbl/mon)
Oil (bbl/mon)
Gas (Mcf/mon)
Choke (in)
FTP (psia)
Yield (bbl/Mcf)
100000 10 1000
10000 1 100
1000 .1 10
100 .01 1
10 100000 1
1 10000 .1
100 1000 .01
10 100 .001
Oil
Gas
FTP
77
81
85
89
93
97
01
05
09
13

Proj Gas Cum: 16.55 MMcf
Gas Rem: 14.05 MMcf
Gas EUR: 30.59 MMcf

Proj Oil Cum: 0.27 Mbbl
Oil Rem: 0.25 Mbbl
Oil EUR: 0.52 Mbbl

Case Name: PETTUS UNIT 32
Field: CABEZA CREEK
Oper: NRG ASSETS MANAGEMENT, LLC

Reservoir: REKLAW
County,State: Goliad,TX
Class & Cat: Proved Producing

ASOF
Water (bbl/mon)
Oil (bbl/mon)
Gas (Mcf/mon)
Yield (bbl/Mcf)
10000 1000 1000
1000 100 100
100 10 10
10 1 1
.1
.01
.001
.0001
Gas
Oil
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

Proj Gas Cum: 254.79 MMcf
Gas Rem: 63.80 MMcf
Gas EUR: 318.59 MMcf

Proj Oil Cum: 2.14 Mbbl
Oil Rem: 0.34 Mbbl
Oil EUR: 2.48 Mbbl

Case Name: PETTUS UNIT 44
Field: CABEZA CREEK
Oper: NRG ASSETS MANAGEMENT, LLC

Reservoir: PETTUS
County,State: Goliad,TX
Class & Cat: Proved Producing

ASOF:10/ 1/2011
Water (bbl/mon)
Oil (bbl/mon)
Gas (Mcf/mon)
Choke (in)
FTP (psia)
Yield (bbl/Mcf)
Gas
Oil
FTP
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Proj Gas Cum: 417.25 MMcf
Gas Rem: 32.23 MMcf
Gas EUR: 449.49 MMcf

Proj Oil Cum: 2.07 Mbbl
Oil Rem: 0.26 Mbbl
Oil EUR: 2.33 Mbbl

Case Name: PETTUS UNIT 52
Field: CABEZA CREEK
Oper: NRG ASSETS MANAGEMENT, LLC

Reservoir: REKLAW
County,State: Goliad,TX
Class & Cat: Proved Producing

ASOF:10/ 1/2011
ECL
Oil (bbl/mon)
Water (bbl/mon)
Gas (Mcf/mon)
GOR (scf/bbl)
GOR
Oil
Gas
01
02
03
04
05
06
07
08
09
10
11
12
13
14
15
16
17
18
19
20

Proj Gas Cum: 223.56 MMcf
Gas Rem: 52.10 MMcf
Gas EUR: 275.66 MMcf

Proj Oil Cum: 2.58 Mbbl
Oil Rem: 0.00 Mbbl
Oil EUR: 2.58 Mbbl

Case Name: COPANO BAY FIELD LOE
Field: FULTON BEACH, WEST
Oper: NRG ASSETS MANAGEMENT, LLC

Reservoir:
County,State: Aransas,TX
Class & Cat: Proved Producing

ASOF:10/ 1/2011
ECL: 12/30/2024
Oil (bbl/mon)
Water (bbl/mon)
Gas (Mcf/mon)
Well Count
GOR (scf/bbl)
1000 1000 10000
100 100 1000
10 10 100
100 10000
10 1000
1 100
08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27

Proj Oil Cum: 0.00 Mbbl
Oil Rem: 0.00 Mbbl
Oil EUR: 0.00 Mbbl

Proj Gas Cum: 0.00 MMcf
Gas Rem: 0.00 MMcf
Gas EUR: 0.00 MMcf

Case Name: COPANO BAY STATE 22
Field: FULTON BEACH, WEST
Oper: NRG ASSETS MANAGEMENT, LLC

Reservoir: A-1
County,State: Aransas,TX
Class & Cat: Proved Producing

ASOF:10/ 1/2011
Oil (bbl/mon)
Water (bbl/mon)
Gas (Mcf/mon)
GOR (scf/bbl)
1000
100
10
10000
1000
100
97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16
Gas
GOR
Oil

Proj Oil Cum: 163.56 Mbbl
Oil Rem: 31.42 Mbbl
Oil EUR: 194.98 Mbbl

Proj Gas Cum: 340.42 MMcf
Gas Rem: 0.00 MMcf
Gas EUR: 340.42 MMcf

Case Name: COPANO BAY STATE 62
Field: FULTON BEACH, WEST
Oper: NRG ASSETS MANAGEMENT, LLC

Reservoir: A-1
County,State: Aransas,TX
Class & Cat: Proved Producing

ASOF:10/ 1/2011
Water (bbl/mon)
Oil (bbl/mon)
Gas (Mcf/mon)
Choke (in)
FTP (psia)
Yield (bbl/Mcf)
Gas
Oil
FTP
96
98
00
02
04
06
08
10
12
14
16

Proj Gas Cum: 154.43 MMcf
Gas Rem: 10.14 MMcf
Gas EUR: 164.56 MMcf

Proj Oil Cum: 3.10 Mbbl
Oil Rem: 2.85 Mbbl
Oil EUR: 5.94 Mbbl

Case Name: COPANO BAY STATE 81
Field: FULTON BEACH, WEST
Oper: NRG ASSETS MANAGEMENT, LLC

Reservoir: LWR G
County,State: Aransas,TX
Class & Cat: Proved Producing

ASOF
ECL
Oil (bbl/mon)
Water (bbl/mon)
Gas (Mcf/mon)
GOR (scf/bbl)
1000
1000
10000
100
100
1000
10
10
100
10000
1000
100
GOR
Oil
Gas
08
09
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27

Proj Oil Cum: 44.98 Mbbl
Oil Rem: 9.02 Mbbl
Oil EUR: 54.00 Mbbl

Proj Gas Cum: 95.12 MMcf
Gas Rem: 0.00 MMcf
Gas EUR: 95.12 MMcf

Case Name: COPANO BAY STATE 81 E1 Sand
Field: FULTON BEACH, WEST
Oper: NRG ASSETS MANAGEMENT, LLC

Reservoir: E1
County,State: Aransas,TX
Class & Cat: Proved Behind Pipe

ASOF-{rcmp}
Water (bbl/mon)
Oil (bbl/mon)
Gas (Mcf/mon)
Choke (in)
FTP (psia)
Yield (bbl/Mcf)
100000
1000
1000
10000
100
100
1000
10
10
100
1
1
10000
100000
1000
1000
10000
100
100
1000
10
10
100
1
Gas
98
99
00
01
02
03
04
05
06
07
08
09
10
11
12
13
14
15
16
17

Proj Gas Cum: 0.00 MMcf
Gas Rem: 1,158.61 MMcf
Gas EUR: 1,158.61 MMcf

Proj Oil Cum: 0.00 Mbbl
Oil Rem: 17.38 Mbbl
Oil EUR: 17.38 Mbbl

Case Name: COPANO BAY STATE 81 E2 Sand
Field: FULTON BEACH, WEST
Oper: NRG ASSETS MANAGEMENT, LLC

Reservoir: E2
County,State: Aransas,TX
Class & Cat: Proved Behind Pipe

ASOF-{rcmp}
Water (bbl/mon)
Oil (bbl/mon)
Gas (Mcf/mon)
Choke (in)
FTP (psia)
Yield (bbl/Mcf)
Gas
Oil
100000 1000 1000
10000 100 100
1000 10 10
100 1 1
10000 100000 1000
1000 10000 100
100 1000 10
10 100 1
98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17

Proj Gas Cum: 0.00 MMcf
Gas Rem: 966.44 MMcf
Gas EUR: 966.44 MMcf

Proj Oil Cum: 0.00 Mbbl
Oil Rem: 14.50 Mbbl
Oil EUR: 14.50 Mbbl

Case Name: EVERETT 7 42-033-32060 1H
Field: JO-MILL (SPRABERRY)
Oper: WESTERLY EXPLORATION, INC.

Reservoir: SPRABERRY
County,State: Borden,TX
Class & Cat: Proved Producing

ASOF:10/ 1/2011
Oil (bbl/mon)
Water (bbl/mon)
Gas (Mcf/mon)
GOR (scf/bbl)
GOR
Oil
Gas
1000 1000 1000
100 100 100
10 10 10
100
10
1
08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27

Proj Oil Cum: 44.55 Mbbl
Oil Rem: 55.90 Mbbl
Oil EUR: 100.45 Mbbl

Proj Gas Cum: 23.64 MMcf
Gas Rem: 30.74 MMcf
Gas EUR: 54.38 MMcf

Case Name: EVERETT, W. D. 3
Field: JO-MILL (SPRABERRY)
Oper: WESTERLY EXPLORATION, INC.

Reservoir:
County,State: Borden,TX
Class & Cat: Proved Producing

ECL: 11/ 1/2017
Oil (bbl/mon)
Water (bbl/mon)
Gas (Mcf/mon)
GOR (scf/bbl)
GOR
Oil
Gas
100
10
1
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30

Proj Oil Cum: 3.25 Mbbl
Oil Rem: 14.03 Mbbl
Oil EUR: 17.28 Mbbl

Proj Gas Cum: 0.93 MMcf
Gas Rem: 5.61 MMcf
Gas EUR: 6.55 MMcf

Case Name: JACKSON 42-033-32058 1
Field: JO-MILL (SPRABERRY)
Oper: WESTERLY EXPLORATION, INC.

Reservoir: SPRABERRY
County,State: Borden,TX
Class & Cat: Proved Producing

ASOF:10/ 1/2011
ECL
Oil (bbl/mon)
Water (bbl/mon)
Gas (Mcf/mon)
GOR (scf/bbl)
GOR
Gas
Oil
1000
1000
100
100
100
10
10
10
1
100
10
1
08
09
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27

Proj Oil Cum: 23.07 Mbbl
Oil Rem: 32.76 Mbbl
Oil EUR: 55.82 Mbbl

Proj Gas Cum: 8.50 MMcf
Gas Rem: 14.74 MMcf
Gas EUR: 23.24 MMcf

EXHIBIT 23.04

CREST Engineering Services, Inc.

Evaluation of Reserves

attributable to

Blacksands Petroleum, Inc.

in

Cabeza Creek Field, Goliad County, Texas
Beech Creek Field, Hardin County, Texas
Jo-Mill Field, Borden County, Texas

As of January 1, 2011

Prepared on behalf of
Blacksands Petroleum, Inc.
Houston, Texas

218 N. College Avenue
Tyler, Texas 75702

(903) 253-0452
fax (903) 642-0055

CREST Engineering Services, Inc.

January 3, 2011

Mr. Eric Urban
Blacksands Petroleum, Inc.
800 Bering, Suite 250
Houston, Texas 77057

Re: Evaluation of Proved Reserves attributable to Blacksands Petroleum, Inc. as of January 1, 2011.

Mr. Urban:

At your request we have estimated the proved reserves, future production and income attributable to the leasehold interest of Blacksands Petroleum, Inc. ("Blacksands") as of January 1, 2011. The subject interests are located in various fields located onshore in Texas. A summary of the results of our evaluation are exhibited in the following table:

Estimated Net Reserves
And Future Cash Flows
As of January 1, 2011

Reserve Category	Net Reserves Oil (Mbbl)	Net Reserves Gas (Mcf)	Net Revenue (M$)	Discounted Revenue (M$)
Proved				
Producing	33.85	213.69	2,035.07	1,614.37
Non-Producing	19.13	37.12	1,065.72	299.16
Undeveloped	0.00	125.70	149.67	29.93
Total Proved	**52.98**	**376.51**	**3,250.46**	**1,943.46**

The discounted cash flows summarized in the above table are calculated using a discount rate of 10 percent per annum. Liquid Hydrocarbons are expressed in

218 N. College Avenue
Tyler, Texas 75702
(903) 534-5829
fax (903) 642-0055

Blacksands Petroleum, Inc. January 3, 2011

standard 42 gallon barrels and Gas volumes are expressed as standard cubic feet at standard pressure and temperature for the area where the reserves are located. All economic calculations are prepared using PHDWin software which was developed by TRC Consultants and is widely accepted in the industry as a reliable tool for this application.

Reserves are classified according to the Petroleum Reserve Definitions accepted by the Society of Petroleum Engineers (SPE), World Petroleum Council (WPC), American Association of Petroleum Geologist (AAPG) and the Society of Petroleum Evaluation Engineers (SPEE). These definitions are recognized and accepted within the industry and an abridged copy of these definitions has been included as an addendum to this report.

Future net cash flow as presented in this report are defined as the future cash inflows attributable to the evaluated interest less expenses for operating, taxes, transportation and future capital expenditures. This evaluation does not include any state or federal income tax. Future cost of abandonment has not been incorporated into this evaluation, nor has any expenditures for environmental remediation been considered.

Prices and Expenses

This evaluation was prepared using an index price of $79.84/bbl and $4.402/MMBTU for 2011 and thereafter held flat. These prices were determined based on the SEC methodology taking the simple average of the price on the first day of each month for the proceeding 12 month period. These index prices were assumed to represent the prices received for NYMEX (WTI) and Henry Hub respectively, and adjustments were made on a lease by lease basis for product quality, transportation and marketing based on marketing data provided by the client.

Lease operating expense models were determined based on actual expenses incurred during the 12 month period ending October 31, 2010 as exhibited by the lease operating statements provided by the client. Adjustments were made within the lease operating statements to account for any non-recurring charges that might occur and/or operational changes which might reasonably be anticipated to substantially impact the expenses going forward. The lease operating expense models were held constant for the life of the reserves.

Methodology

Reserve estimates for producing wells were estimated using decline curve analysis where production trends have been established. When trends were not established, reserves were estimated based on volumetric calculations supported by analogies to similar completions in the fields. The reserves reported herein

218 N. College Avenue (903) 534-5829
Tyler, Texas 75702 fax (903) 642-0055

Blacksands Petroleum, Inc. January 3, 2011

are approximations based on engineering calculation, but should not be construed as exact quantities.

In conducting this evaluation, we relied upon information provided by the client and by third party data providing services. No independent well test, inspections, title reviews or financial audits were conducted as part of this evaluation. Information such as ownership, lease operating expenses, product prices, accounting and production imbalances were accepted as reported by the client.

Qualification

CREST Engineering Services, Inc. (CREST) is an independent petroleum engineering company specializing in the evaluation and appraisal of oil and gas reserves. CREST has been employed by the client as an independent provider of these services specifically to provide this appraisal on behalf of the client. CREST, nor any of its individual engineers or consultants, does not own an interest in either the client company, or any of the properties subject to this evaluation and does not anticipate any future ownership.

W. Waterson Calhoun, P.E. is petroleum engineer registered with the Texas State Board of Professional Engineers with over 20 years of industry experience providing evaluation services. Mr. Calhoun is a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers. Mr. Calhoun founded CREST Engineering Services Inc. in 1995 providing evaluation services on behalf of individuals, client companies and lending institutions.

This report was specifically prepared for the sole use and benefit of the client. Engineering data used to support this evaluation is available for review in our offices with the approval of the client.

Sincerely,

STATE OF TEXAS W. CALHOUN 80166 REGISTERED PROFESSIONAL ENGINEER

W. Waterson Calhoun, P.E.
CREST Engineering Services, Inc.

218 N. College Avenue
Tyler, Texas 75702
(903) 534-5829
fax (903) 642-0055

CREST Engineering Services, Inc.

Addendum

Reserve Definitions (SEC)

218 N. College St.
Tyler, Texas 75702
(903) 534-5829
fax (903) 642-0055

CREST Engineering Services, Inc.

DEFINITIONS OF PROVED RESERVES
SEC Reg § 210.4-10 (a) (2-4)

(2) Proved Oil and Gas Reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

(A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

(B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the proved classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii) Estimates of proved reserves do not include the following:

(A) oil that may become available from known reservoirs but is classified separately as indicated additional reserves.;

(B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

(C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

(D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

(3) Proved Developed Oil and Gas Reserves

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

(4) Proved Undeveloped Reserves

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates, for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques Leave been proved effective by actual tests in the area and in the same reservoir.

218 N. College Ave. (903) 253-0452
Tyler, Texas 75702 fax (903) 642-0055

CREST Engineering Services, Inc.

Proved Reserves

Oneline Summary

218 N. College St.
Tyler, Texas 75702

(903) 534-5829
fax (903) 642-0055

1/3/2011 11:06:17 AM

Economic One-Liners

Project Name : BLACK SANDS 2010-12 SEC PRICEI

Ownership Group : All Cases

As of Date: 1/1/2011

BLACK SANDS 2010-12
SEC Flat Pricing $79.84/BO $4.402/MCFG

Lease Name *Risked* / UnRisked	*Reserve Category*	Net Reserves Oil (Mbbl)	Net Reserves Gas (MMcf)	Net Revenue Oil (M$)	Net Revenue Gas (M$)	Net Revenue Other (M$)	Expense & Tax (M$)	Invest. (M$)	Cash Flow Non-Disc. (M$)	Cash Flow Disc. 10% (M$)	Life (years)
Grand Total	**Total**	**52.98**	**376.51**	**4,098.80**	**1,733.61**	**0.00**	**2,287.52**	**294.42**	**3,250.47**	**1,943.46**	**20.31**
Proved Producing Rsv Class & Category	**Total**	**33.85**	**213.69**	**2,614.04**	**1,016.89**	**0.00**	**1,595.86**	**0.00**	**2,035.07**	**1,614.37**	**11.51**
BEECH CREEK #A2 - 2	*P-DP*	8.21	0.00	637.10	0.00	0.00	259.86	0.00	377.24	293.09	9.82
BEECH CREEK #1 - 1	*P-DP*	9.35	0.00	726.00	0.00	0.00	327.66	0.00	398.34	307.61	9.84
PETTUS UNIT #56 - 56	*P-DP*	3.60	14.35	278.18	68.84	0.00	125.15	0.00	221.87	207.79	2.94
PETTUS UNIT #22 - 22	*P-DP*	0.17	8.81	13.03	42.27	0.00	39.76	0.00	15.54	14.74	1.72
PETTUS UNIT #44 - 44	*P-DP*	0.66	79.81	50.99	382.95	0.00	227.46	0.00	206.48	176.06	6.00
PETTUS UNIT #32 - 32	*P-DP*	0.40	39.02	30.54	187.24	0.00	135.72	0.00	82.06	67.60	7.22
PETTUS UNIT #52 - 52	*P-DP*	0.00	65.70	0.00	315.25	0.00	206.74	0.00	108.52	81.17	10.60
EVERETT #7-1H - 1H	*P-DP*	3.15	2.14	241.55	7.26	0.00	76.67	0.00	172.13	148.07	6.69
JACKSON #1 - 1	*P-DP*	8.31	3.86	636.66	13.08	0.00	196.85	0.00	452.89	318.24	11.51
Proved Non-Producing Rsv Class & Category	**Total**	**19.13**	**37.12**	**1,484.76**	**163.39**	**0.00**	**547.01**	**35.42**	**1,065.72**	**299.16**	**20.18**
BEECH CREEK #1 (PDNP)	*P-NP*	9.28	37.12	720.35	163.39	0.00	266.88	19.54	597.32	173.95	17.30
BEECH CREEK #A2 6730 SAND (	*P-NP*	9.85	0.00	764.40	0.00	0.00	280.13	15.88	468.40	125.21	20.18
Proved Undeveloped Rsv Class & Category	**Total**	**0.00**	**125.70**	**0.00**	**553.32**	**0.00**	**144.65**	**259.00**	**149.67**	**29.93**	**20.31**
BEECH CREEK DRILL #A3 (PUD)	*P-UD*	0.00	125.70	0.00	553.32	0.00	144.65	259.00	149.67	29.93	20.31

TRC Eco One Liner.rpt 1

CREST Engineering Services, Inc.

Proved Reserves

Economic Summary

218 N. College St.
Tyler, Texas 75702
(903) 534-5829
fax (903) 642-0055

Date : 01/03/2011 11:01:53AM

Partner : All Cases

ECONOMIC SUMMARY PROJECTION

Total

BLACK SANDS 2010-12 SEC PRICED
PROVED RESERVES ONLY
Discount Rate : 10.00
As of : 01/01/2011

Est. Cum Oil (Mbbl) : 157.40
Est. Cum Gas (MMcf) : 996.87
Est. Cum Water (Mbbl) : 0.00

BLACK SANDS 2010-12
SEC Flat Pricing $79.84/BO $4.402/MCFG
Crest Engineering - BMA

Year		Oil Gross (Mbbl)	Gas Gross (MMcf)	Oil Net (Mbbl)	Gas Net (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil & Gas Rev. Net (M$)	Misc. Rev. Net (M$)	Costs Net (M$)	Taxes Net (M$)	Invest. Net (M$)	NonDisc. CF Annual (M$)	Cum Disc. CF (M$)
2011		33.21	199.62	8.44	79.56	77.22	4.66	1,022.41	0.00	193.25	83.35	279.76	466.05	452.01
2012		25.63	143.18	5.87	56.74	77.23	4.66	717.94	0.00	187.44	58.64	0.00	471.85	859.81
2013		20.58	106.60	4.50	41.82	77.24	4.66	542.17	0.00	171.16	44.14	0.00	326.87	1,115.38
2014		16.65	83.35	3.37	32.71	77.24	4.66	412.68	0.00	139.58	33.72	0.00	239.38	1,284.74
2015		13.97	68.18	2.83	27.26	77.24	4.66	345.95	0.00	139.58	28.25	0.00	178.13	1,398.84
2016		11.83	56.97	2.40	23.13	77.24	4.66	293.53	0.00	139.58	23.97	0.00	129.98	1,474.23
2017		9.75	41.09	1.94	14.25	77.25	4.62	215.78	0.00	105.86	17.23	0.00	92.69	1,522.88
2018		7.92	32.35	1.56	10.25	77.27	4.59	167.83	0.00	87.39	13.28	0.00	67.17	1,554.79
2019		6.80	27.46	1.34	8.53	77.26	4.59	142.40	0.00	83.94	11.24	0.00	47.21	1,575.10
2020		7.59	28.77	1.50	8.67	77.33	4.57	155.54	0.00	79.35	12.19	0.00	64.00	1,599.43
2021		25.22	69.59	5.08	16.39	77.55	4.45	467.08	0.00	76.36	35.28	0.00	355.45	1,724.70
2022		18.85	50.56	3.79	10.58	77.58	4.39	340.30	0.00	60.07	25.51	0.00	254.72	1,806.02
2023		13.87	38.61	2.78	8.03	77.63	4.40	251.11	0.00	53.44	18.85	0.00	178.81	1,857.67
2024		10.81	30.17	2.15	6.22	77.63	4.40	194.62	0.00	53.44	14.61	0.00	126.56	1,890.78
2025		8.42	23.73	1.67	4.85	77.63	4.40	150.79	0.00	53.44	11.32	0.00	86.02	1,911.14
Rem.		19.52	146.44	3.75	27.53	77.63	4.40	412.28	0.00	199.27	32.79	14.66	165.56	32.32
Total	**20.3**	**250.62**	**1,146.68**	**52.98**	**376.51**	**77.37**	**4.60**	**5,832.41**	**0.00**	**1,823.15**	**464.38**	**294.42**	**3,250.47**	**1,943.46**
Ult.		**408.02**	**2,143.55**											

Eco. Indicators

Return on Investment (disc) :	8.357
Return on Investment (undisc) :	12.040
Years to Payout :	0.33
Internal Rate of Return (%) :	>1000

Present Worth Profile (M$)

PW 5.00% :	**2,442.60**	**PW 20.00% :**	**1,395.04**
PW 8.00% :	**2,116.54**	**PW 30.00% :**	**1,111.54**
PW 9.00% :	**2,026.22**	**PW 40.00% :**	**937.55**
PW 12.00% :	**1,797.57**	**PW 50.00% :**	**817.45**
PW 15.00% :	**1,618.37**	**PW 60.00% :**	**728.21**

TRC Stand Eco Sum.rpt 1

Date : 01/03/2011 11:01:53AM
Partner : All Cases

ECONOMIC SUMMARY PROJECTION

BLACK SANDS 2010-12 SEC PRICED
PROVED RESERVES ONLY
Discount Rate : 10.00
As of : 01/01/2011

Proved Producing Rsv Class & Category

Est. Cum Oil (Mbbl) : **157.40**
Est. Cum Gas (MMcf) : **996.87**
Est. Cum Water (Mbbl) : **0.00**

BLACK SANDS 2010-12
SEC Flat Pricing $79.84/BO $4.402/MCFG
Crest Engineering - BMA

Year		Oil Gross (Mbbl)	Gas Gross (MMcf)	Oil Net (Mbbl)	Gas Net (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil & Gas Rev. Net (M$)	Misc. Rev. Net (M$)	Costs Net (M$)	Taxes Net (M$)	Invest. Net (M$)	NonDisc. CF Annual (M$)	Cum Disc. CF (M$)
2011		33.21	76.84	8.44	57.06	77.22	4.76	923.37	0.00	188.86	73.44	0.00	661.06	632.11
2012		25.63	54.81	5.87	40.55	77.23	4.76	646.65	0.00	183.04	51.51	0.00	412.09	988.29
2013		20.58	40.28	4.50	29.66	77.24	4.76	488.67	0.00	166.76	38.79	0.00	283.12	1,209.67
2014		16.65	31.61	3.37	23.23	77.24	4.76	370.94	0.00	135.18	29.54	0.00	206.22	1,355.57
2015		13.97	26.69	2.83	19.66	77.24	4.76	312.49	0.00	135.18	24.90	0.00	152.41	1,453.20
2016		11.83	22.88	2.40	16.88	77.24	4.76	266.03	0.00	135.18	21.22	0.00	109.63	1,516.79
2017		9.75	12.72	1.94	9.05	77.25	4.74	192.89	0.00	101.46	14.94	0.00	76.49	1,556.94
2018		7.92	8.31	1.56	5.84	77.27	4.74	148.44	0.00	82.99	11.34	0.00	54.11	1,582.65
2019		6.80	6.83	1.34	4.74	77.26	4.73	125.76	0.00	79.55	9.58	0.00	36.64	1,598.42
2020		5.31	6.29	1.04	4.38	77.20	4.73	101.12	0.00	70.84	7.78	0.00	22.50	1,607.20
2021		2.00	3.90	0.38	2.54	76.57	4.70	40.70	0.00	22.92	3.24	0.00	14.55	1,612.33
2022		0.95	0.45	0.18	0.08	76.57	3.39	13.88	0.00	6.62	0.99	0.00	6.26	1,614.37
Rem.		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total	**11.5**	**154.60**	**291.60**	**33.85**	**213.69**	**77.22**	**4.76**	**3,630.94**	**0.00**	**1,308.58**	**287.29**	**0.00**	**2,035.07**	**1,614.37**
Ult.		**312.00**	**1,288.47**											

Eco. Indicators

Return on Investment (disc) :	0.000
Return on Investment (undisc) :	0.000
Years to Payout :	0.00
Internal Rate of Return (%) :	0.00

Present Worth Profile (M$)

PW 5.00% :	**1,801.23**	**PW 20.00% :**	**1,337.00**
PW 8.00% :	**1,684.34**	**PW 30.00% :**	**1,142.73**
PW 9.00% :	**1,648.62**	**PW 40.00% :**	**999.83**
PW 12.00% :	**1,549.95**	**PW 50.00% :**	**890.47**
PW 15.00% :	**1,462.45**	**PW 60.00% :**	**804.10**

TRC Stand Eco Sum.rpt
2

Date : 01/03/2011 11:01:53AM
Partner : All Cases

ECONOMIC SUMMARY PROJECTION

BLACK SANDS 2010-12 SEC PRICED
PROVED RESERVES ONLY
Discount Rate : 10.00
As of : 01/01/2011

Proved Non-Producing Rsv Class & Category

Est. Cum Oil (Mbbl) : **0.00**
Est. Cum Gas (MMcf) : **0.00**
Est. Cum Water (Mbbl) : **0.00**

BLACK SANDS 2010-12
SEC Flat Pricing $79.84/BO $4.402/MCFG
Crest Engineering - BMA

Year		Oil Gross (Mbbl)	Gas Gross (MMcf)	Oil Net (Mbbl)	Gas Net (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil & Gas Rev. Net (M$)	Misc. Rev. Net (M$)	Costs Net (M$)	Taxes Net (M$)	Invest. Net (M$)	NonDisc. CF Annual (M$)	Cum Disc. CF (M$)
2011		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	35.42	-35.42	-32.34
2012		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-32.34
2013		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-32.34
2014		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-32.34
2015		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-32.34
2016		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-32.34
2017		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-32.34
2018		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-32.34
2019		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-32.34
2020		2.28	4.54	0.46	1.00	77.63	4.40	39.95	0.00	4.11	2.96	0.00	32.87	-20.15
2021		23.22	50.03	4.71	10.98	77.63	4.40	413.75	0.00	49.04	30.78	0.00	333.93	97.54
2022		17.91	36.28	3.61	7.96	77.63	4.40	315.26	0.00	49.04	23.40	0.00	242.82	175.02
2023		13.87	26.31	2.78	5.77	77.63	4.40	241.18	0.00	49.04	17.86	0.00	174.28	225.37
2024		10.81	19.12	2.15	4.20	77.63	4.40	185.71	0.00	49.04	13.72	0.00	122.94	257.52
2025		8.42	13.82	1.67	3.03	77.63	4.40	142.80	0.00	49.04	10.53	0.00	83.23	277.23
Rem.		19.52	19.05	3.75	4.18	77.63	4.40	309.51	0.00	175.92	22.51	0.00	111.08	21.93
Total	**20.2**	**96.02**	**169.15**	**19.13**	**37.12**	**77.63**	**4.40**	**1,648.15**	**0.00**	**425.25**	**121.76**	**35.42**	**1,065.72**	**299.16**
Ult.		**96.02**	**169.15**											

Eco. Indicators

Return on Investment (disc) :	10.251
Return on Investment (undisc) :	31.088
Years to Payout :	10.01
Internal Rate of Return (%) :	32.13

Present Worth Profile (M$)

PW 5.00% :	**567.11**	**PW 20.00% :**	**74.24**
PW 8.00% :	**387.11**	**PW 30.00% :**	**6.56**
PW 9.00% :	**340.45**	**PW 40.00% :**	**-13.55**
PW 12.00% :	**230.27**	**PW 50.00% :**	**-18.83**
PW 15.00% :	**153.75**	**PW 60.00% :**	**-19.42**

TRC Stand Eco Sum.rpt 3

Date : 01/03/2011 11:01:53AM
Partner : All Cases

ECONOMIC SUMMARY PROJECTION

Proved Undeveloped Rsv Class & Category

BLACK SANDS 2010-12 SEC PRICED
PROVED RESERVES ONLY
Discount Rate : 10.00
As of : 01/01/2011

Est. Cum Oil (Mbbl) : **0.00**
Est. Cum Gas (MMcf) : **0.00**
Est. Cum Water (Mbbl) : **0.00**

BLACK SANDS 2010-12
SEC Flat Pricing $79.84/BO $4.402/MCFG
Crest Engineering - BMA

Year		Oil Gross (Mbbl)	Gas Gross (MMcf)	Oil Net (Mbbl)	Gas Net (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil & Gas Rev. Net (M$)	Misc. Rev. Net (M$)	Costs Net (M$)	Taxes Net (M$)	Invest. Net (M$)	NonDisc. CF Annual (M$)	Cum Disc. CF (M$)
2011		0.00	122.79	0.00	22.50	0.00	4.40	99.05	0.00	4.40	9.90	244.34	-159.59	-147.76
2012		0.00	88.37	0.00	16.19	0.00	4.40	71.28	0.00	4.40	7.13	0.00	59.76	-96.15
2013		0.00	66.32	0.00	12.15	0.00	4.40	53.50	0.00	4.40	5.35	0.00	43.75	-61.95
2014		0.00	51.74	0.00	9.48	0.00	4.40	41.74	0.00	4.40	4.17	0.00	33.16	-38.49
2015		0.00	41.49	0.00	7.60	0.00	4.40	33.47	0.00	4.40	3.35	0.00	25.72	-22.02
2016		0.00	34.09	0.00	6.25	0.00	4.40	27.50	0.00	4.40	2.75	0.00	20.35	-10.22
2017		0.00	28.37	0.00	5.20	0.00	4.40	22.89	0.00	4.40	2.29	0.00	16.20	-1.72
2018		0.00	24.04	0.00	4.41	0.00	4.40	19.39	0.00	4.40	1.94	0.00	13.05	4.47
2019		0.00	20.63	0.00	3.78	0.00	4.40	16.64	0.00	4.40	1.66	0.00	10.58	9.02
2020		0.00	17.94	0.00	3.29	0.00	4.40	14.47	0.00	4.40	1.45	0.00	8.63	12.38
2021		0.00	15.67	0.00	2.87	0.00	4.40	12.64	0.00	4.40	1.26	0.00	6.98	14.83
2022		0.00	13.83	0.00	2.54	0.00	4.40	11.16	0.00	4.40	1.12	0.00	5.65	16.63
2023		0.00	12.31	0.00	2.26	0.00	4.40	9.93	0.00	4.40	0.99	0.00	4.54	17.94
2024		0.00	11.05	0.00	2.02	0.00	4.40	8.91	0.00	4.40	0.89	0.00	3.62	18.89
2025		0.00	9.91	0.00	1.82	0.00	4.40	7.99	0.00	4.40	0.80	0.00	2.79	19.55
Rem.		0.00	127.40	0.00	23.35	0.00	4.40	102.77	0.00	23.35	10.28	14.66	54.48	10.39
Total	**20.3**	**0.00**	**685.93**	**0.00**	**125.70**	**0.00**	**4.40**	**553.32**	**0.00**	**89.32**	**55.33**	**259.00**	**149.67**	**29.93**
Ult.		**0.00**	**685.93**											

Eco. Indicators

Return on Investment (disc) :	1.129
Return on Investment (undisc) :	1.578
Years to Payout :	5.56
Internal Rate of Return (%) :	15.52

Present Worth Profile (M$)

PW 5.00% :	**74.26**	**PW 20.00% :**	**-16.19**
PW 8.00% :	**45.09**	**PW 30.00% :**	**-37.75**
PW 9.00% :	**37.15**	**PW 40.00% :**	**-48.72**
PW 12.00% :	**17.35**	**PW 50.00% :**	**-54.20**
PW 15.00% :	**2.17**	**PW 60.00% :**	**-56.48**

TRC Stand Eco Sum.rpt 4

CREST Engineering Services, Inc.

Proved Reserves

Economic Detail

218 N. College St.
Tyler, Texas 75702
(903) 534-5829
fax (903) 642-0055

Date : 01/03/2011 11:04:16AM

ECONOMIC SUMMARY PROJECTION

Total

Project Name : BLACK SANDS 2010-12 SEC PRICE
Partner : All Cases
Case Type : GRAND TOTAL CASE

As Of Date : 01/01/2011
Discount Rate (%) : 10.00
PROVED RESERVES ONLY

BLACK SANDS 2010-12
SEC Flat Pricing $79.84/BO $4.402/MCFG
Crest Engineering - BMA

Cum Oil (Mbbl) : **157.40**
Cum Gas (MMcf) : **996.87**

Year	Gross Oil (Mbbl)	Gross Gas (MMcf)	Net Oil (Mbbl)	Net Gas (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil Revenue (M$)	Gas Revenue (M$)	Misc. Revenue (M$)
2011	33.21	199.62	8.44	79.56	77.22	4.66	651.47	370.94	0.00
2012	25.63	143.18	5.87	56.74	77.23	4.66	453.51	264.43	0.00
2013	20.58	106.60	4.50	41.82	77.24	4.66	347.45	194.72	0.00
2014	16.65	83.35	3.37	32.71	77.24	4.66	260.36	152.32	0.00
2015	13.97	68.18	2.83	27.26	77.24	4.66	218.89	127.06	0.00
2016	11.83	56.97	2.40	23.13	77.24	4.66	185.64	107.89	0.00
2017	9.75	41.09	1.94	14.25	77.25	4.62	149.94	65.84	0.00
2018	7.92	32.35	1.56	10.25	77.27	4.59	120.75	47.08	0.00
2019	6.80	27.46	1.34	8.53	77.26	4.59	103.31	39.10	0.00
2020	7.59	28.77	1.50	8.67	77.33	4.57	115.93	39.61	0.00
2021	25.22	69.59	5.08	16.39	77.55	4.45	394.19	72.89	0.00
2022	18.85	50.56	3.79	10.58	77.58	4.39	293.81	46.49	0.00
2023	13.87	38.61	2.78	8.03	77.63	4.40	215.77	35.34	0.00
2024	10.81	30.17	2.15	6.22	77.63	4.40	167.23	27.38	0.00
2025	8.42	23.73	1.67	4.85	77.63	4.40	129.45	21.34	0.00
Rem	19.52	146.44	3.75	27.53	77.63	4.40	291.11	121.17	0.00
Total	**250.62**	**1,146.68**	**52.98**	**376.51**	**77.37**	**4.60**	**4,098.80**	**1,733.61**	**0.00**
Ult	**408.02**	**2,143.55**							

Year	Well Count	Net Tax Production (M$)	Net Tax AdValorem (M$)	Net Investment (M$)	Net Lease Costs (M$)	Net Well Costs (M$)	Other Costs (M$)	Net Profits (M$)	Annual Cash Flow (M$)	Cum Disc. Cash Flow (M$)
2011	10.00	57.79	25.56	279.76	193.25	0.00	0.00	0.00	466.05	452.01
2012	10.00	40.69	17.95	0.00	187.44	0.00	0.00	0.00	471.85	859.81
2013	9.00	30.59	13.55	0.00	171.16	0.00	0.00	0.00	326.87	1,115.38
2014	8.00	23.40	10.32	0.00	139.58	0.00	0.00	0.00	239.38	1,284.74
2015	8.00	19.60	8.65	0.00	139.58	0.00	0.00	0.00	178.13	1,398.84
2016	8.00	16.63	7.34	0.00	139.58	0.00	0.00	0.00	129.98	1,474.23
2017	7.00	11.84	5.39	0.00	105.86	0.00	0.00	0.00	92.69	1,522.88
2018	6.00	9.09	4.20	0.00	87.39	0.00	0.00	0.00	67.17	1,554.79
2019	5.00	7.68	3.56	0.00	83.94	0.00	0.00	0.00	47.21	1,575.10
2020	7.00	8.30	3.89	0.00	79.35	0.00	0.00	0.00	64.00	1,599.43
2021	5.00	23.60	11.68	0.00	76.36	0.00	0.00	0.00	355.45	1,724.70
2022	4.00	17.00	8.51	0.00	60.07	0.00	0.00	0.00	254.72	1,806.02
2023	3.00	12.58	6.28	0.00	53.44	0.00	0.00	0.00	178.81	1,857.67
2024	3.00	9.75	4.87	0.00	53.44	0.00	0.00	0.00	126.56	1,890.78
2025	3.00	7.56	3.77	0.00	53.44	0.00	0.00	0.00	86.02	1,911.14
Rem.		22.48	10.31	14.66	199.27	0.00	0.00	0.00	165.56	32.32
Total		**318.57**	**145.81**	**294.42**	**1,823.15**	**0.00**	**0.00**	**0.00**	**3,250.47**	**1,943.46**

Disc. Initial Invest. (M$) :	264.17
ROInvestment (disc/undisc) :	8.36 / 12.04
Years to Payout :	0.33
Internal ROR (%) :	>1000

Present Worth Profile (M$)

PW	**5.00% :**	**2,442.60**
PW	**8.00% :**	**2,116.54**
PW	**9.00% :**	**2,026.22**
PW	**12.00% :**	**1,797.57**
PW	**15.00% :**	**1,618.37**
PW	**20.00% :**	**1,395.04**

TRC Eco Detailed.rpt 1

Date : 01/03/2011 11:04:16AM

ECONOMIC SUMMARY PROJECTION

Proved Producing Rsv Class & Category

Project Name : BLACK SANDS 2010-12 SEC PRICE
Partner : All Cases
Case Type : REPORT BREAK TOTAL CASE

As Of Date : 01/01/2011
Discount Rate (%) : 10.00
PROVED RESERVES ONLY

BLACK SANDS 2010-12
SEC Flat Pricing $79.84/BO $4.402/MCFG
Crest Engineering - BMA

Cum Oil (Mbbl) : 157.40
Cum Gas (MMcf) : 996.87

Year	Gross Oil (Mbbl)	Gross Gas (MMcf)	Net Oil (Mbbl)	Net Gas (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil Revenue (M$)	Gas Revenue (M$)	Misc. Revenue (M$)
2011	33.21	76.84	8.44	57.06	77.22	4.76	651.47	271.89	0.00
2012	25.63	54.81	5.87	40.55	77.23	4.76	453.51	193.14	0.00
2013	20.58	40.28	4.50	29.66	77.24	4.76	347.45	141.22	0.00
2014	16.65	31.61	3.37	23.23	77.24	4.76	260.36	110.58	0.00
2015	13.97	26.69	2.83	19.66	77.24	4.76	218.89	93.60	0.00
2016	11.83	22.88	2.40	16.88	77.24	4.76	185.64	80.39	0.00
2017	9.75	12.72	1.94	9.05	77.25	4.74	149.94	42.96	0.00
2018	7.92	8.31	1.56	5.84	77.27	4.74	120.75	27.69	0.00
2019	6.80	6.83	1.34	4.74	77.26	4.73	103.31	22.46	0.00
2020	5.31	6.29	1.04	4.38	77.20	4.73	80.37	20.75	0.00
2021	2.00	3.90	0.38	2.54	76.57	4.70	28.77	11.93	0.00
2022	0.95	0.45	0.18	0.08	76.57	3.39	13.59	0.28	0.00
Rem	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total	**154.60**	**291.60**	**33.85**	**213.69**	**77.22**	**4.76**	**2,614.04**	**1,016.89**	**0.00**
Ult	**312.00**	**1,288.47**							

Year	Well Count	Net Tax Production (M$)	Net Tax AdValorem (M$)	Net Investment (M$)	Net Lease Costs (M$)	Net Well Costs (M$)	Other Costs (M$)	Net Profits (M$)	Annual Cash Flow (M$)	Cum Disc. Cash Flow (M$)
2011	9.00	50.36	23.08	0.00	188.86	0.00	0.00	0.00	661.06	632.11
2012	9.00	35.35	16.17	0.00	183.04	0.00	0.00	0.00	412.09	988.29
2013	8.00	26.57	12.22	0.00	166.76	0.00	0.00	0.00	283.12	1,209.67
2014	7.00	20.27	9.27	0.00	135.18	0.00	0.00	0.00	206.22	1,355.57
2015	7.00	17.09	7.81	0.00	135.18	0.00	0.00	0.00	152.41	1,453.20
2016	7.00	14.57	6.65	0.00	135.18	0.00	0.00	0.00	109.63	1,516.79
2017	6.00	10.12	4.82	0.00	101.46	0.00	0.00	0.00	76.49	1,556.94
2018	5.00	7.63	3.71	0.00	82.99	0.00	0.00	0.00	54.11	1,582.65
2019	4.00	6.44	3.14	0.00	79.55	0.00	0.00	0.00	36.64	1,598.42
2020	4.00	5.25	2.53	0.00	70.84	0.00	0.00	0.00	22.50	1,607.20
2021	2.00	2.22	1.02	0.00	22.92	0.00	0.00	0.00	14.55	1,612.33
2022	1.00	0.65	0.35	0.00	6.62	0.00	0.00	0.00	6.26	1,614.37
Rem.		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total		**196.51**	**90.77**	**0.00**	**1,308.58**	**0.00**	**0.00**	**0.00**	**2,035.07**	**1,614.37**

Disc. Initial Invest. (M$) : 0.00
ROInvestment (disc/undisc) : 0.00 / 0.00
Years to Payout : 0.00
Internal ROR (%) : 0.00

Present Worth Profile (M$)

PW	5.00% :	1,801.23
PW	8.00% :	1,684.34
PW	9.00% :	1,648.62
PW	12.00% :	1,549.95
PW	15.00% :	1,462.45
PW	20.00% :	1,337.00

TRC Eco Detailed.rpt 2

Date : 01/03/2011 11:04:16AM

ECONOMIC PROJECTION

Project Name : BLACK SANDS 2010-12 SEC PRICE
Partner : All Cases
Case Type : LEASE CASE
Archive Set : default

As Of Date : 01/01/2011
Discount Rate (%) : 10.00
PROVED RESERVES ONLY

BLACK SANDS 2010-12
SEC Flat Pricing $79.84/BO $4.402/MCFG
Crest Engineering - BMA

Case : BEECH CREEK #A2 - 2
Reserve Cat. : Proved Producing
Field : Beech Creek (Yegua 11A)
Operator : Gaither Petroleum Corp.
Reservoir : Yegua 11A
Co., State : Hardin, Tx

Cum Oil (Mbbl) : 27.04
Cum Gas (MMcf) : 68.47

Year	Gross Oil (Mbbl)	Gross Gas (MMcf)	Net Oil (Mbbl)	Net Gas (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil Revenue (M$)	Gas Revenue (M$)	Misc. Revenue (M$)
2011	8.90	0.00	1.63	0.00	77.63	0.00	126.64	0.00	0.00
2012	7.45	0.00	1.37	0.00	77.63	0.00	106.01	0.00	0.00
2013	6.20	0.00	1.14	0.00	77.63	0.00	88.25	0.00	0.00
2014	5.18	0.00	0.95	0.00	77.63	0.00	73.69	0.00	0.00
2015	4.33	0.00	0.79	0.00	77.63	0.00	61.53	0.00	0.00
2016	3.62	0.00	0.66	0.00	77.63	0.00	51.51	0.00	0.00
2017	3.01	0.00	0.55	0.00	77.63	0.00	42.88	0.00	0.00
2018	2.52	0.00	0.46	0.00	77.63	0.00	35.80	0.00	0.00
2019	2.10	0.00	0.39	0.00	77.63	0.00	29.90	0.00	0.00
2020	1.47	0.00	0.27	0.00	77.63	0.00	20.90	0.00	0.00
Rem	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total	**44.78**	**0.00**	**8.21**	**0.00**	**77.63**	**0.00**	**637.10**	**0.00**	**0.00**
Ult	**71.83**	**68.47**							

Year	Well Count	Net Tax Production (M$)	Net Tax AdValorem (M$)	Net Investment (M$)	Net Lease Costs (M$)	Net Well Costs (M$)	Other Costs (M$)	Net Profits (M$)	Annual Cash Flow (M$)	Cum Disc. Cash Flow (M$)
2011	1.00	5.83	3.17	0.00	21.87	0.00	0.00	0.00	95.78	91.32
2012	1.00	4.88	2.65	0.00	21.87	0.00	0.00	0.00	76.61	157.45
2013	1.00	4.06	2.21	0.00	21.87	0.00	0.00	0.00	60.12	204.41
2014	1.00	3.39	1.84	0.00	21.87	0.00	0.00	0.00	46.59	237.37
2015	1.00	2.83	1.54	0.00	21.87	0.00	0.00	0.00	35.29	259.98
2016	1.00	2.37	1.29	0.00	21.87	0.00	0.00	0.00	25.98	275.05
2017	1.00	1.97	1.07	0.00	21.87	0.00	0.00	0.00	17.97	284.48
2018	1.00	1.65	0.90	0.00	21.87	0.00	0.00	0.00	11.39	289.90
2019	1.00	1.38	0.75	0.00	21.87	0.00	0.00	0.00	5.91	292.45
2020	1.00	0.96	0.52	0.00	17.82	0.00	0.00	0.00	1.60	293.09
Rem.		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total		**29.31**	**15.93**	**0.00**	**214.63**	**0.00**	**0.00**	**0.00**	**377.24**	**293.09**

Major Phase :	Oil		
Perfs :	6763 - 6766		
Initial Rate :	810.87	bbl/month	
Abandonment :	137.82	bbl/month	
Initial Decline :	16.51	% year	b = 0.000
Beg Ratio :	0.000		
End Ratio :	0.000		

Abandonment Date :	10/27/2020
Working Int :	0.24433700
Revenue Int :	0.18325300
Disc. Initial Invest. (M$) :	0.00
ROInvestment (disc/undisc) :	0.00 / 0.00
Years to Payout :	0.00
Internal ROR (%) :	0.00

Present Worth Profile (M$)

PW	5.00% :	330.70
PW	8.00% :	307.21
PW	9.00% :	300.00
PW	12.00% :	280.05
PW	15.00% :	262.31
PW	20.00% :	236.84

TRC Eco Detailed.rpt 3

Date : 01/03/2011 11:04:16AM

ECONOMIC PROJECTION

Project Name : BLACK SANDS 2010-12 SEC PRICE
Partner : All Cases
Case Type : LEASE CASE
Archive Set : default

As Of Date : 01/01/2011
Discount Rate (%) : 10.00
PROVED RESERVES ONLY

BLACK SANDS 2010-12
SEC Flat Pricing $79.84/BO $4.402/MCFG
Crest Engineering - BMA

Case : BEECH CREEK #1 - 1
Reserve Cat. : Proved Producing
Field : Beech Creek (Yegua 5A)
Operator : Gaither Petroleum Corp.
Reservoir : Yegua 5A
Co., State : Hardin, Tx

Cum Oil (Mbbl) : 55.19
Cum Gas (MMcf) : 0.00

Year	Gross Oil (Mbbl)	Gross Gas (MMcf)	Net Oil (Mbbl)	Net Gas (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil Revenue (M$)	Gas Revenue (M$)	Misc. Revenue (M$)
2011	7.96	0.00	1.75	0.00	77.63	0.00	135.56	0.00	0.00
2012	6.79	0.00	1.49	0.00	77.63	0.00	115.75	0.00	0.00
2013	5.77	0.00	1.27	0.00	77.63	0.00	98.29	0.00	0.00
2014	4.91	0.00	1.08	0.00	77.63	0.00	83.71	0.00	0.00
2015	4.19	0.00	0.92	0.00	77.63	0.00	71.30	0.00	0.00
2016	3.57	0.00	0.78	0.00	77.63	0.00	60.88	0.00	0.00
2017	3.03	0.00	0.67	0.00	77.63	0.00	51.70	0.00	0.00
2018	2.58	0.00	0.57	0.00	77.63	0.00	44.03	0.00	0.00
2019	2.20	0.00	0.48	0.00	77.63	0.00	37.50	0.00	0.00
2020	1.60	0.00	0.35	0.00	77.63	0.00	27.28	0.00	0.00
Rem	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total	**42.62**	**0.00**	**9.35**	**0.00**	**77.63**	**0.00**	**726.00**	**0.00**	**0.00**
Ult	**97.81**	**0.00**							

Year	Well Count	Net Tax Production (M$)	Net Tax AdValorem (M$)	Net Investment (M$)	Net Lease Costs (M$)	Net Well Costs (M$)	Other Costs (M$)	Net Profits (M$)	Annual Cash Flow (M$)	Cum Disc. Cash Flow (M$)
2011	1.00	6.24	3.39	0.00	28.08	0.00	0.00	0.00	97.86	93.29
2012	1.00	5.32	2.89	0.00	28.08	0.00	0.00	0.00	79.45	161.86
2013	1.00	4.52	2.46	0.00	28.08	0.00	0.00	0.00	63.23	211.26
2014	1.00	3.85	2.09	0.00	28.08	0.00	0.00	0.00	49.69	246.40
2015	1.00	3.28	1.78	0.00	28.08	0.00	0.00	0.00	38.16	270.84
2016	1.00	2.80	1.52	0.00	28.08	0.00	0.00	0.00	28.48	287.36
2017	1.00	2.38	1.29	0.00	28.08	0.00	0.00	0.00	19.95	297.83
2018	1.00	2.03	1.10	0.00	28.08	0.00	0.00	0.00	12.83	303.93
2019	1.00	1.72	0.94	0.00	28.08	0.00	0.00	0.00	6.76	306.85
2020	1.00	1.25	0.68	0.00	23.42	0.00	0.00	0.00	1.93	307.61
Rem.		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total		**33.40**	**18.15**	**0.00**	**276.11**	**0.00**	**0.00**	**0.00**	**398.34**	**307.61**

Major Phase :	Oil		
Perfs :	6730 - 6732		
Initial Rate :	718.00	bbl/month	
Abandonment :	147.80	bbl/month	
Initial Decline :	14.84	% year	b = 0.000
Beg Ratio :	0.000		
End Ratio :	0.000		

Abandonment Date :	11/03/2020
Working Int :	0.30058700
Revenue Int :	0.21942900
Disc. Initial Invest. (M$) :	0.00
ROInvestment (disc/undisc) :	0.00 / 0.00
Years to Payout :	0.00
Internal ROR (%) :	0.00

Present Worth Profile (M$)

PW	5.00% :	348.09
PW	8.00% :	322.80
PW	9.00% :	315.05
PW	12.00% :	293.62
PW	15.00% :	274.61
PW	20.00% :	247.37

TRC Eco Detailed.rpt 4

Date : 01/03/2011 11:04:16AM

ECONOMIC PROJECTION

Project Name : BLACK SANDS 2010-12 SEC PRICE
Partner : All Cases
Case Type : LEASE CASE
Archive Set : default

As Of Date : 01/01/2011
Discount Rate (%) : 10.00
PROVED RESERVES ONLY

BLACK SANDS 2010-12
SEC Flat Pricing $79.84/BO $4.402/MCFG
Crest Engineering - BMA

Case : PETTUS UNIT #56 - 56
Reserve Cat. : Proved Producing
Field : Cabeza Creek
Operator : NRG Assets Management
Reservoir : YEGUA
Co., State : Goliad, TX

Cum Oil (Mbbl) : **11.66**
Cum Gas (MMcf) : **28.85**

Year	Gross Oil (Mbbl)	Gross Gas (MMcf)	Net Oil (Mbbl)	Net Gas (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil Revenue (M$)	Gas Revenue (M$)	Misc. Revenue (M$)
2011	2.81	11.22	2.25	8.98	77.29	4.80	174.05	43.07	0.00
2012	1.12	4.45	0.89	3.56	77.29	4.80	68.96	17.07	0.00
2013	0.57	2.27	0.46	1.81	77.29	4.80	35.18	8.70	0.00
Rem	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total	**4.50**	**17.93**	**3.60**	**14.35**	**77.29**	**4.80**	**278.18**	**68.84**	**0.00**
Ult	**16.16**	**46.78**							

Year	Well Count	Net Tax Production (M$)	Net Tax AdValorem (M$)	Net Investment (M$)	Net Lease Costs (M$)	Net Well Costs (M$)	Other Costs (M$)	Net Profits (M$)	Annual Cash Flow (M$)	Cum Disc. Cash Flow (M$)
2011	1.00	11.24	5.43	0.00	33.47	0.00	0.00	0.00	166.98	160.69
2012	1.00	4.45	2.15	0.00	33.47	0.00	0.00	0.00	45.96	200.69
2013	1.00	2.27	1.10	0.00	31.58	0.00	0.00	0.00	8.93	207.79
Rem.		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total		**17.96**	**8.68**	**0.00**	**98.51**	**0.00**	**0.00**	**0.00**	**221.87**	**207.79**

Major Phase :	Gas		
Perfs :	0 - 0		
Initial Rate :	1,643.77	Mcf/month	
Abandonment :	156.18	Mcf/month	
Initial Decline :	78.34	% year	b = 0.500
Beg Ratio :	0.251		
End Ratio :	0.251		

Abandonment Date :	12/10/2013
Working Int :	1.00000000
Revenue Int :	0.80006920
Disc. Initial Invest. (M$) :	0.00
ROInvestment (disc/undisc) :	0.00 / 0.00
Years to Payout :	0.00
Internal ROR (%) :	0.00

Present Worth Profile (M$)

PW	5.00% :	214.61
PW	8.00% :	210.47
PW	9.00% :	209.12
PW	12.00% :	205.18
PW	15.00% :	201.37
PW	20.00% :	195.33

TRC Eco Detailed.rpt 5

Date : 01/03/2011 11:04:16AM

ECONOMIC PROJECTION

Project Name : BLACK SANDS 2010-12 SEC PRICE
Partner : All Cases
Case Type : LEASE CASE
Archive Set : default

As Of Date : 01/01/2011
Discount Rate (%) : 10.00
PROVED RESERVES ONLY

BLACK SANDS 2010-12
SEC Flat Pricing $79.84/BO $4.402/MCFG
Crest Engineering - BMA

Case : PETTUS UNIT #22 - 22
Reserve Cat. : Proved Producing
Field : Cabeza Creek (Cook Mtn)
Operator : NRG Assets Management
Reservoir : COOK MTN.
Co., State : Goliad, TX

Cum Oil (Mbbl) : 0.17
Cum Gas (MMcf) : 9.84

Year	Gross Oil (Mbbl)	Gross Gas (MMcf)	Net Oil (Mbbl)	Net Gas (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil Revenue (M$)	Gas Revenue (M$)	Misc. Revenue (M$)
2011	0.14	7.33	0.11	5.86	77.29	4.80	8.67	28.12	0.00
2012	0.07	3.69	0.06	2.95	77.29	4.80	4.36	14.15	0.00
Rem	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total	**0.21**	**11.01**	**0.17**	**8.81**	**77.29**	**4.80**	**13.03**	**42.27**	**0.00**
Ult	**0.38**	**20.85**							

Year	Well Count	Net Tax Production (M$)	Net Tax AdValorem (M$)	Net Investment (M$)	Net Lease Costs (M$)	Net Well Costs (M$)	Other Costs (M$)	Net Profits (M$)	Annual Cash Flow (M$)	Cum Disc. Cash Flow (M$)
2011	1.00	2.51	0.92	0.00	20.21	0.00	0.00	0.00	13.15	12.63
2012	1.00	1.26	0.46	0.00	14.40	0.00	0.00	0.00	2.39	14.74
Rem.		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total		**3.77**	**1.38**	**0.00**	**34.60**	**0.00**	**0.00**	**0.00**	**15.54**	**14.74**

Major Phase : Gas
Perfs : 0 - 0
Initial Rate : 753.62 Mcf/month
Abandonment : 369.56 Mcf/month
Initial Decline : 36.53 % year b = 0.250
Beg Ratio : 0.019
End Ratio : 0.019

Abandonment Date : 09/19/2012
Working Int : 1.00000000
Revenue Int : 0.80006920
Disc. Initial Invest. (M$) : 0.00
ROInvestment (disc/undisc) : 0.00 / 0.00
Years to Payout : 0.00
Internal ROR (%) : 0.00

Present Worth Profile (M$)

PW	5.00% :	15.13
PW	8.00% :	14.89
PW	9.00% :	14.82
PW	12.00% :	14.59
PW	15.00% :	14.36
PW	20.00% :	14.00

TRC Eco Detailed.rpt 6

Date : 01/03/2011 11:04:16AM

ECONOMIC PROJECTION

Project Name : BLACK SANDS 2010-12 SEC PRICE
Partner : All Cases
Case Type : LEASE CASE
Archive Set : default

As Of Date : 01/01/2011
Discount Rate (%) : 10.00
PROVED RESERVES ONLY

BLACK SANDS 2010-12
SEC Flat Pricing $79.84/BO $4.402/MCFG
Crest Engineering - BMA

Case : PETTUS UNIT #44 - 44
Reserve Cat. : Proved Producing
Field : Cabeza Creek (Pettus)
Operator : NRG Assets Management
Reservoir : PETTUS
Co., State : Goliad, TX

Cum Oil (Mbbl) : 1.92
Cum Gas (MMcf) : 400.81

Year	Gross Oil (Mbbl)	Gross Gas (MMcf)	Net Oil (Mbbl)	Net Gas (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil Revenue (M$)	Gas Revenue (M$)	Misc. Revenue (M$)
2011	0.20	28.86	0.16	23.09	77.29	4.80	12.51	110.77	0.00
2012	0.17	21.91	0.14	17.53	77.29	4.80	10.47	84.10	0.00
2013	0.14	16.84	0.11	13.48	77.29	4.80	8.78	64.66	0.00
2014	0.12	13.20	0.10	10.56	77.29	4.80	7.44	50.67	0.00
2015	0.10	10.49	0.08	8.39	77.29	4.80	6.34	40.27	0.00
2016	0.09	8.46	0.07	6.77	77.29	4.80	5.46	32.48	0.00
2017	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Rem	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total	**0.82**	**99.76**	**0.66**	**79.81**	**77.29**	**4.80**	**50.99**	**382.95**	**0.00**
Ult	**2.74**	**500.57**							

Year	Well Count	Net Tax Production (M$)	Net Tax AdValorem (M$)	Net Investment (M$)	Net Lease Costs (M$)	Net Well Costs (M$)	Other Costs (M$)	Net Profits (M$)	Annual Cash Flow (M$)	Cum Disc. Cash Flow (M$)
2011	1.00	8.88	3.08	0.00	30.92	0.00	0.00	0.00	80.39	76.75
2012	1.00	6.79	2.36	0.00	30.92	0.00	0.00	0.00	54.49	123.85
2013	1.00	5.25	1.84	0.00	30.92	0.00	0.00	0.00	35.43	151.57
2014	1.00	4.14	1.45	0.00	30.92	0.00	0.00	0.00	21.59	166.87
2015	1.00	3.31	1.17	0.00	30.92	0.00	0.00	0.00	11.21	174.07
2016	1.00	2.69	0.95	0.00	30.92	0.00	0.00	0.00	3.38	176.06
2017	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	176.06
Rem.		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total		**31.07**	**10.85**	**0.00**	**185.54**	**0.00**	**0.00**	**0.00**	**206.48**	**176.06**

Major Phase :	Gas	
Perfs :	4293 - 4300	
Initial Rate :	2,770.88	Mcf/month
Abandonment :	632.31	Mcf/month
Initial Decline :	25.77	% year b = 0.250
Beg Ratio :	0.007	
End Ratio :	0.011	

Abandonment Date :	12/31/2016
Working Int :	1.00000000
Revenue Int :	0.80006920
Disc. Initial Invest. (M$) :	0.00
ROInvestment (disc/undisc) :	0.00 / 0.00
Years to Payout :	0.00
Internal ROR (%) :	0.00

Present Worth Profile (M$)

PW	5.00% :	190.24
PW	8.00% :	181.51
PW	9.00% :	178.75
PW	12.00% :	170.88
PW	15.00% :	163.60
PW	20.00% :	152.61

TRC Eco Detailed.rpt 7

Date : 01/03/2011 11:04:16AM

ECONOMIC PROJECTION

Project Name : BLACK SANDS 2010-12 SEC PRICE
Partner : All Cases
Case Type : LEASE CASE
Archive Set : default

As Of Date : 01/01/2011
Discount Rate (%) : 10.00
PROVED RESERVES ONLY

BLACK SANDS 2010-12
SEC Flat Pricing $79.84/BO $4.402/MCFG
Crest Engineering - BMA

Case : PETTUS UNIT #32 - 32
Reserve Cat. : Proved Producing
Field : Cabeza Creek (Reklaw)
Operator : NRG Assets Management
Reservoir : REKLAW
Co., State : Goliad, TX

Cum Oil (Mbbl) : **1.99**
Cum Gas (MMcf) : **247.29**

Year	Gross Oil (Mbbl)	Gross Gas (MMcf)	Net Oil (Mbbl)	Net Gas (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil Revenue (M$)	Gas Revenue (M$)	Misc. Revenue (M$)
2011	0.10	10.71	0.08	8.57	77.29	4.80	6.00	41.13	0.00
2012	0.09	8.89	0.07	7.11	77.29	4.80	5.26	34.13	0.00
2013	0.07	7.46	0.06	5.97	77.29	4.80	4.62	28.63	0.00
2014	0.07	6.36	0.05	5.09	77.29	4.80	4.10	24.42	0.00
2015	0.06	5.49	0.05	4.39	77.29	4.80	3.67	21.07	0.00
2016	0.05	4.80	0.04	3.84	77.29	4.80	3.30	18.42	0.00
2017	0.05	4.21	0.04	3.37	77.29	4.80	2.98	16.16	0.00
2018	0.01	0.86	0.01	0.68	77.29	4.80	0.62	3.28	0.00
Rem	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total	**0.49**	**48.77**	**0.40**	**39.02**	**77.29**	**4.80**	**30.54**	**187.24**	**0.00**
Ult	**2.48**	**296.06**							

Year	Well Count	Net Tax Production (M$)	Net Tax AdValorem (M$)	Net Investment (M$)	Net Lease Costs (M$)	Net Well Costs (M$)	Other Costs (M$)	Net Profits (M$)	Annual Cash Flow (M$)	Cum Disc. Cash Flow (M$)
2011	1.00	3.36	1.18	0.00	15.91	0.00	0.00	0.00	26.68	25.46
2012	1.00	2.80	0.98	0.00	15.91	0.00	0.00	0.00	19.69	42.46
2013	1.00	2.36	0.83	0.00	15.91	0.00	0.00	0.00	14.14	53.51
2014	1.00	2.02	0.71	0.00	15.91	0.00	0.00	0.00	9.87	60.50
2015	1.00	1.75	0.62	0.00	15.91	0.00	0.00	0.00	6.46	64.65
2016	1.00	1.53	0.54	0.00	15.91	0.00	0.00	0.00	3.74	66.82
2017	1.00	1.35	0.48	0.00	15.91	0.00	0.00	0.00	1.40	67.56
2018	1.00	0.27	0.10	0.00	3.44	0.00	0.00	0.00	0.08	67.60
Rem.		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total		**15.45**	**5.44**	**0.00**	**114.83**	**0.00**	**0.00**	**0.00**	**82.06**	**67.60**

Major Phase :	Gas		
Perfs :	7358 - 7374		
Initial Rate :	985.94	Mcf/month	
Abandonment :	321.28	Mcf/month	
Initial Decline :	18.81	% year	b = 0.500
Beg Ratio :	0.009		
End Ratio :	0.012		

Abandonment Date :	03/21/2018
Working Int :	1.00000000
Revenue Int :	0.80006920
Disc. Initial Invest. (M$) :	0.00
ROInvestment (disc/undisc) :	0.00 / 0.00
Years to Payout :	0.00
Internal ROR (%) :	0.00

Present Worth Profile (M$)

PW	5.00% :	74.24
PW	8.00% :	70.13
PW	9.00% :	68.84
PW	12.00% :	65.22
PW	15.00% :	61.91
PW	20.00% :	57.01

TRC Eco Detailed.rpt 8

Date : 01/03/2011 11:04:16AM

ECONOMIC PROJECTION

Project Name : BLACK SANDS 2010-12 SEC PRICE
Partner : All Cases
Case Type : LEASE CASE
Archive Set : default

As Of Date : 01/01/2011
Discount Rate (%) : 10.00
PROVED RESERVES ONLY

BLACK SANDS 2010-12
SEC Flat Pricing $79.84/BO $4.402/MCFG
Crest Engineering - BMA

Case : PETTUS UNIT #52 - 52
Reserve Cat. : Proved Producing
Field : Cabeza Creek (Reklaw)
Operator : NRG Assets Management
Reservoir : REKLAW
Co., State : Goliad, TX

Cum Oil (Mbbl) : **2.58**
Cum Gas (MMcf) : **214.84**

Year	Gross Oil (Mbbl)	Gross Gas (MMcf)	Net Oil (Mbbl)	Net Gas (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil Revenue (M$)	Gas Revenue (M$)	Misc. Revenue (M$)
2011	0.00	11.52	0.00	9.22	0.00	4.80	0.00	44.22	0.00
2012	0.00	10.49	0.00	8.39	0.00	4.80	0.00	40.28	0.00
2013	0.00	9.52	0.00	7.62	0.00	4.80	0.00	36.56	0.00
2014	0.00	8.69	0.00	6.95	0.00	4.80	0.00	33.36	0.00
2015	0.00	7.94	0.00	6.36	0.00	4.80	0.00	30.50	0.00
2016	0.00	7.30	0.00	5.84	0.00	4.80	0.00	28.01	0.00
2017	0.00	6.68	0.00	5.34	0.00	4.80	0.00	25.64	0.00
2018	0.00	6.14	0.00	4.91	0.00	4.80	0.00	23.57	0.00
2019	0.00	5.66	0.00	4.52	0.00	4.80	0.00	21.71	0.00
2020	0.00	5.23	0.00	4.19	0.00	4.80	0.00	20.08	0.00
2021	0.00	2.95	0.00	2.36	0.00	4.80	0.00	11.32	0.00
Rem	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total	**0.00**	**82.12**	**0.00**	**65.70**	**0.00**	**4.80**	**0.00**	**315.25**	**0.00**
Ult	**2.58**	**296.96**							

Year	Well Count	Net Tax Production (M$)	Net Tax AdValorem (M$)	Net Investment (M$)	Net Lease Costs (M$)	Net Well Costs (M$)	Other Costs (M$)	Net Profits (M$)	Annual Cash Flow (M$)	Cum Disc. Cash Flow (M$)
2011	1.00	3.32	1.11	0.00	16.54	0.00	0.00	0.00	23.27	22.17
2012	1.00	3.02	1.01	0.00	16.54	0.00	0.00	0.00	19.71	39.17
2013	1.00	2.74	0.91	0.00	16.54	0.00	0.00	0.00	16.37	51.96
2014	1.00	2.50	0.83	0.00	16.54	0.00	0.00	0.00	13.49	61.49
2015	1.00	2.29	0.76	0.00	16.54	0.00	0.00	0.00	10.91	68.48
2016	1.00	2.10	0.70	0.00	16.54	0.00	0.00	0.00	8.67	73.50
2017	1.00	1.92	0.64	0.00	16.54	0.00	0.00	0.00	6.54	76.93
2018	1.00	1.77	0.59	0.00	16.54	0.00	0.00	0.00	4.68	79.15
2019	1.00	1.63	0.54	0.00	16.54	0.00	0.00	0.00	3.00	80.45
2020	1.00	1.51	0.50	0.00	16.54	0.00	0.00	0.00	1.54	81.05
2021	1.00	0.85	0.28	0.00	9.85	0.00	0.00	0.00	0.34	81.17
Rem.		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total		**23.64**	**7.88**	**0.00**	**175.21**	**0.00**	**0.00**	**0.00**	**108.52**	**81.17**

Major Phase : Gas
Perfs : 7322 - 7334
Initial Rate : 1,008.05 Mcf/month
Abandonment : 398.58 Mcf/month
Initial Decline : 9.38 % year b = 0.250
Beg Ratio : 0.000
End Ratio : 0.000

Abandonment Date : 08/08/2021
Working Int : 1.00000000
Revenue Int : 0.80006920
Disc. Initial Invest. (M$) : 0.00
ROInvestment (disc/undisc) : 0.00 / 0.00
Years to Payout : 0.00
Internal ROR (%) : 0.00

Present Worth Profile (M$)

PW	5.00% :	93.21
PW	8.00% :	85.66
PW	9.00% :	83.36
PW	12.00% :	77.07
PW	15.00% :	71.55
PW	20.00% :	63.76

TRC Eco Detailed.rpt 9

Date : 01/03/2011 11:04:16AM

ECONOMIC PROJECTION

Project Name : BLACK SANDS 2010-12 SEC PRICE
Partner : All Cases
Case Type : LEASE CASE
Archive Set : default

As Of Date : 01/01/2011
Discount Rate (%) : 10.00
PROVED RESERVES ONLY

BLACK SANDS 2010-12
SEC Flat Pricing $79.84/BO $4.402/MCFG
Crest Engineering - BMA

Case : EVERETT #7-1H - 1H
Reserve Cat. : Proved Producing
Field : JO-Mill (Spraberry)
Operator : Westerly Exploration, Inc
Reservoir : SPRABERRY
Co., State : Borden, TX

Cum Oil (Mbbl) : **38.12**
Cum Gas (MMcf) : **20.32**

Year	Gross Oil (Mbbl)	Gross Gas (MMcf)	Net Oil (Mbbl)	Net Gas (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil Revenue (M$)	Gas Revenue (M$)	Misc. Revenue (M$)
2011	6.07	3.98	1.14	0.75	76.57	3.39	87.10	2.53	0.00
2012	3.84	2.59	0.72	0.48	76.57	3.39	55.13	1.64	0.00
2013	2.54	1.74	0.48	0.33	76.57	3.39	36.40	1.11	0.00
2014	1.75	1.22	0.33	0.23	76.57	3.39	25.06	0.78	0.00
2015	1.24	0.88	0.23	0.17	76.57	3.39	17.82	0.56	0.00
2016	0.91	0.65	0.17	0.12	76.57	3.39	13.04	0.41	0.00
2017	0.49	0.35	0.09	0.07	76.57	3.39	6.99	0.22	0.00
Rem	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total	**16.82**	**11.42**	**3.15**	**2.14**	**76.57**	**3.39**	**241.55**	**7.26**	**0.00**
Ult	**54.94**	**31.73**							

Year	Well Count	Net Tax Production (M$)	Net Tax AdValorem (M$)	Net Investment (M$)	Net Lease Costs (M$)	Net Well Costs (M$)	Other Costs (M$)	Net Profits (M$)	Annual Cash Flow (M$)	Cum Disc. Cash Flow (M$)
2011	1.00	4.20	2.24	0.00	8.80	0.00	0.00	0.00	74.40	71.12
2012	1.00	2.66	1.42	0.00	8.80	0.00	0.00	0.00	43.90	109.10
2013	1.00	1.76	0.94	0.00	8.80	0.00	0.00	0.00	26.01	129.47
2014	1.00	1.21	0.65	0.00	8.80	0.00	0.00	0.00	15.18	140.24
2015	1.00	0.86	0.46	0.00	8.80	0.00	0.00	0.00	8.26	145.54
2016	1.00	0.63	0.34	0.00	8.80	0.00	0.00	0.00	3.69	147.69
2017	1.00	0.34	0.18	0.00	6.00	0.00	0.00	0.00	0.69	148.07
Rem.		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total		**11.66**	**6.22**	**0.00**	**58.80**	**0.00**	**0.00**	**0.00**	**172.13**	**148.07**

Major Phase :	Oil		
Perfs :	0 - 0		
Initial Rate :	640.64	bbl/month	
Abandonment :	53.30	bbl/month	
Initial Decline :	40.29	% year	b = 0.250
Beg Ratio :	0.647		
End Ratio :	0.728		

Abandonment Date :	09/09/2017
Working Int :	0.25000000
Revenue Int :	0.18750000
Disc. Initial Invest. (M$) :	0.00
ROInvestment (disc/undisc) :	0.00 / 0.00
Years to Payout :	0.00
Internal ROR (%) :	0.00

Present Worth Profile (M$)

PW	5.00% :	159.28
PW	8.00% :	152.37
PW	9.00% :	150.19
PW	12.00% :	143.98
PW	15.00% :	138.22
PW	20.00% :	129.54

TRC Eco Detailed.rpt 10

Date : 01/03/2011 11:04:16AM

ECONOMIC PROJECTION

Project Name : BLACK SANDS 2010-12 SEC PRICE
Partner : All Cases
Case Type : LEASE CASE
Archive Set : default

As Of Date : 01/01/2011
Discount Rate (%) : 10.00
PROVED RESERVES ONLY

BLACK SANDS 2010-12
SEC Flat Pricing $79.84/BO $4.402/MCFG
Crest Engineering - BMA

Case : JACKSON #1 - 1
Reserve Cat. : Proved Producing
Field : Jo-Mill (Spraberry)
Operator : Westerly Exploration, Inc
Reservoir : SPRABERRY
Co., State : Borden, TX

Cum Oil (Mbbl) : **18.73**
Cum Gas (MMcf) : **6.46**

Year	Gross Oil (Mbbl)	Gross Gas (MMcf)	Net Oil (Mbbl)	Net Gas (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil Revenue (M$)	Gas Revenue (M$)	Misc. Revenue (M$)
2011	7.03	3.22	1.32	0.60	76.57	3.39	100.95	2.05	0.00
2012	6.10	2.81	1.14	0.53	76.57	3.39	87.57	1.78	0.00
2013	5.29	2.44	0.99	0.46	76.57	3.39	75.94	1.55	0.00
2014	4.62	2.14	0.87	0.40	76.57	3.39	66.35	1.36	0.00
2015	4.06	1.89	0.76	0.35	76.57	3.39	58.24	1.20	0.00
2016	3.58	1.67	0.67	0.31	76.57	3.39	51.45	1.06	0.00
2017	3.16	1.48	0.59	0.28	76.57	3.39	45.39	0.94	0.00
2018	2.81	1.32	0.53	0.25	76.57	3.39	40.30	0.84	0.00
2019	2.50	1.18	0.47	0.22	76.57	3.39	35.91	0.75	0.00
2020	2.24	1.06	0.42	0.20	76.57	3.39	32.18	0.67	0.00
2021	2.00	0.95	0.38	0.18	76.57	3.39	28.77	0.60	0.00
2022	0.95	0.45	0.18	0.08	76.57	3.39	13.59	0.28	0.00
Rem	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total	**44.35**	**20.59**	**8.31**	**3.86**	**76.57**	**3.39**	**636.66**	**13.08**	**0.00**
Ult	**63.08**	**27.05**							

Year	Well Count	Net Tax Production (M$)	Net Tax AdValorem (M$)	Net Investment (M$)	Net Lease Costs (M$)	Net Well Costs (M$)	Other Costs (M$)	Net Profits (M$)	Annual Cash Flow (M$)	Cum Disc. Cash Flow (M$)
2011	1.00	4.80	2.57	0.00	13.07	0.00	0.00	0.00	82.56	78.69
2012	1.00	4.16	2.23	0.00	13.07	0.00	0.00	0.00	69.90	138.98
2013	1.00	3.61	1.94	0.00	13.07	0.00	0.00	0.00	58.88	184.96
2014	1.00	3.15	1.69	0.00	13.07	0.00	0.00	0.00	49.80	220.16
2015	1.00	2.77	1.49	0.00	13.07	0.00	0.00	0.00	42.12	247.11
2016	1.00	2.45	1.31	0.00	13.07	0.00	0.00	0.00	35.69	267.78
2017	1.00	2.16	1.16	0.00	13.07	0.00	0.00	0.00	29.95	283.48
2018	1.00	1.92	1.03	0.00	13.07	0.00	0.00	0.00	25.13	295.41
2019	1.00	1.71	0.92	0.00	13.07	0.00	0.00	0.00	20.97	304.42
2020	1.00	1.53	0.82	0.00	13.07	0.00	0.00	0.00	17.44	311.20
2021	1.00	1.37	0.73	0.00	13.07	0.00	0.00	0.00	14.21	316.20
2022	1.00	0.65	0.35	0.00	6.62	0.00	0.00	0.00	6.26	318.24
Rem.		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total		**30.27**	**16.24**	**0.00**	**150.34**	**0.00**	**0.00**	**0.00**	**452.89**	**318.24**

Major Phase :	Oil		
Perfs :	0 - 0		
Initial Rate :	630.61	bbl/month	
Abandonment :	150.00	bbl/month	
Initial Decline :	13.94	% year	b = 0.250
Beg Ratio :	0.457		
End Ratio :	0.473		

Abandonment Date :	07/06/2022
Working Int :	0.25000000
Revenue Int :	0.18750000
Disc. Initial Invest. (M$) :	0.00
ROInvestment (disc/undisc) :	0.00 / 0.00
Years to Payout :	0.00
Internal ROR (%) :	0.00

Present Worth Profile (M$)

PW	5.00% :	375.72
PW	8.00% :	339.30
PW	9.00% :	328.48
PW	12.00% :	299.36
PW	15.00% :	274.51
PW	20.00% :	240.53

TRC Eco Detailed.rpt 11

Date : 01/03/2011 11:04:16AM

ECONOMIC SUMMARY PROJECTION

Proved Non-Producing Rsv Class & Category

Project Name : BLACK SANDS 2010-12 SEC PRICE
Partner : All Cases
Case Type : REPORT BREAK TOTAL CASE

As Of Date : 01/01/2011
Discount Rate (%) : 10.00
PROVED RESERVES ONLY

BLACK SANDS 2010-12
SEC Flat Pricing $79.84/BO $4.402/MCFG
Crest Engineering - BMA

Cum Oil (Mbbl) : 0.00
Cum Gas (MMcf) : 0.00

Year	Gross Oil (Mbbl)	Gross Gas (MMcf)	Net Oil (Mbbl)	Net Gas (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil Revenue (M$)	Gas Revenue (M$)	Misc. Revenue (M$)
2011	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2012	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2013	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2014	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2015	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2016	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2017	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2018	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2019	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2020	2.28	4.54	0.46	1.00	77.63	4.40	35.56	4.39	0.00
2021	23.22	50.03	4.71	10.98	77.63	4.40	365.42	48.33	0.00
2022	17.91	36.28	3.61	7.96	77.63	4.40	280.22	35.04	0.00
2023	13.87	26.31	2.78	5.77	77.63	4.40	215.77	25.41	0.00
2024	10.81	19.12	2.15	4.20	77.63	4.40	167.23	18.47	0.00
2025	8.42	13.82	1.67	3.03	77.63	4.40	129.45	13.35	0.00
Rem	19.52	19.05	3.75	4.18	77.63	4.40	291.11	18.40	0.00
Total	**96.02**	**169.15**	**19.13**	**37.12**	**77.63**	**4.40**	**1,484.76**	**163.39**	**0.00**
Ult	**96.02**	**169.15**							

Year	Well Count	Net Tax Production (M$)	Net Tax AdValorem (M$)	Net Investment (M$)	Net Lease Costs (M$)	Net Well Costs (M$)	Other Costs (M$)	Net Profits (M$)	Annual Cash Flow (M$)	Cum Disc. Cash Flow (M$)
2011	0.00	0.00	0.00	35.42	0.00	0.00	0.00	0.00	-35.42	-32.34
2012	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-32.34
2013	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-32.34
2014	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-32.34
2015	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-32.34
2016	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-32.34
2017	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-32.34
2018	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-32.34
2019	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-32.34
2020	2.00	1.96	1.00	0.00	4.11	0.00	0.00	0.00	32.87	-20.15
2021	2.00	20.43	10.34	0.00	49.04	0.00	0.00	0.00	333.93	97.54
2022	2.00	15.52	7.88	0.00	49.04	0.00	0.00	0.00	242.82	175.02
2023	2.00	11.83	6.03	0.00	49.04	0.00	0.00	0.00	174.28	225.37
2024	2.00	9.08	4.64	0.00	49.04	0.00	0.00	0.00	122.94	257.52
2025	2.00	6.96	3.57	0.00	49.04	0.00	0.00	0.00	83.23	277.23
Rem.		14.77	7.74	0.00	175.92	0.00	0.00	0.00	111.08	21.93
Total		**80.55**	**41.20**	**35.42**	**425.25**	**0.00**	**0.00**	**0.00**	**1,065.72**	**299.16**

Disc. Initial Invest. (M$) :	32.34
ROInvestment (disc/undisc) :	10.25 / 31.09
Years to Payout :	10.01
Internal ROR (%) :	32.13

Present Worth Profile (M$)

PW	5.00% :	567.11
PW	8.00% :	387.11
PW	9.00% :	340.45
PW	12.00% :	230.27
PW	15.00% :	153.75
PW	20.00% :	74.24

TRC Eco Detailed.rpt 12

Date : 01/03/2011 11:04:16AM

ECONOMIC PROJECTION

Project Name : BLACK SANDS 2010-12 SEC PRICE
Partner : All Cases
Case Type : RECOMPLETION CASE
Archive Set : default

As Of Date : 01/01/2011
Discount Rate (%) : 10.00
PROVED RESERVES ONLY

BLACK SANDS 2010-12
SEC Flat Pricing $79.84/BO $4.402/MCFG
Crest Engineering - BMA

Case : BEECH CREEK #1 (PDNP)
Reserve Cat. : Proved Non-Producing
Field : Beech Creek
Operator : Gaither Petroleum Corp.
Reservoir : 6460 Sand Y-3
Co., State : Hardin, Tx

Cum Oil (Mbbl) : 0.00
Cum Gas (MMcf) : 0.00

Year	Gross Oil (Mbbl)	Gross Gas (MMcf)	Net Oil (Mbbl)	Net Gas (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil Revenue (M$)	Gas Revenue (M$)	Misc. Revenue (M$)
2011	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2012	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2013	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2014	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2015	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2016	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2017	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2018	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2019	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2020	1.14	4.54	0.25	1.00	77.63	4.40	19.35	4.39	0.00
2021	12.51	50.03	2.74	10.98	77.63	4.40	213.06	48.33	0.00
2022	9.07	36.28	1.99	7.96	77.63	4.40	154.50	35.04	0.00
2023	6.58	26.31	1.44	5.77	77.63	4.40	112.04	25.41	0.00
2024	4.78	19.12	1.05	4.20	77.63	4.40	81.43	18.47	0.00
2025	3.46	13.82	0.76	3.03	77.63	4.40	58.86	13.35	0.00
Rem	4.76	19.05	1.04	4.18	77.63	4.40	81.11	18.40	0.00
Total	**42.29**	**169.15**	**9.28**	**37.12**	**77.63**	**4.40**	**720.35**	**163.39**	**0.00**
Ult	**42.29**	**169.15**							

Year	Well Count	Net Tax Production (M$)	Net Tax AdValorem (M$)	Net Investment (M$)	Net Lease Costs (M$)	Net Well Costs (M$)	Other Costs (M$)	Net Profits (M$)	Annual Cash Flow (M$)	Cum Disc. Cash Flow (M$)
2011	0.00	0.00	0.00	19.54	0.00	0.00	0.00	0.00	-19.54	-17.84
2012	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-17.84
2013	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-17.84
2014	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-17.84
2015	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-17.84
2016	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-17.84
2017	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-17.84
2018	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-17.84
2019	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-17.84
2020	1.00	1.22	0.59	0.00	2.04	0.00	0.00	0.00	19.89	-10.46
2021	1.00	13.43	6.53	0.00	27.05	0.00	0.00	0.00	214.37	65.12
2022	1.00	9.74	4.74	0.00	27.05	0.00	0.00	0.00	148.02	112.37
2023	1.00	7.06	3.44	0.00	27.05	0.00	0.00	0.00	99.90	141.25
2024	1.00	5.13	2.50	0.00	27.05	0.00	0.00	0.00	65.22	158.32
2025	1.00	3.71	1.81	0.00	27.05	0.00	0.00	0.00	39.65	167.72
Rem.		5.11	2.49	0.00	62.10	0.00	0.00	0.00	29.82	6.24
Total		**45.39**	**22.09**	**19.54**	**199.40**	**0.00**	**0.00**	**0.00**	**597.32**	**173.95**

Major Phase :	Oil		
Perfs :	0 - 0		
Initial Rate :	1,250.00	bbl/month	
Abandonment :	116.73	bbl/month	
Initial Decline :	27.50	% year	b = 0.000
Beg Ratio :	4.000		
End Ratio :	4.000		

Abandonment Date :	04/18/2028
Working Int :	0.30058700
Revenue Int :	0.21942900
Disc. Initial Invest. (M$) :	17.84
ROInvestment (disc/undisc) :	10.75 / 31.57
Years to Payout :	10.00
Internal ROR (%) :	33.03

Present Worth Profile (M$)

PW	5.00% :	323.93
PW	8.00% :	223.50
PW	9.00% :	197.25
PW	12.00% :	134.87
PW	15.00% :	91.12
PW	20.00% :	45.14

TRC Eco Detailed.rpt 13

Date : 01/03/2011 11:04:16AM

ECONOMIC PROJECTION

Project Name : BLACK SANDS 2010-12 SEC PRICE
Partner : All Cases
Case Type : RECOMPLETION CASE
Archive Set : default

As Of Date : 01/01/2011
Discount Rate (%) : 10.00
PROVED RESERVES ONLY

BLACK SANDS 2010-12
SEC Flat Pricing $79.84/BO $4.402/MCFG
Crest Engineering - BMA

Case : BEECH CREEK #A2 6730 SAND (P
Reserve Cat. : Proved Non-Producing
Field : Beech Creek
Operator : Gaither Petroleum Corp.
Reservoir : Beech Creek 6730
Co., State : Hardin, Tx

Cum Oil (Mbbl) : 0.00
Cum Gas (MMcf) : 0.00

Year	Gross Oil (Mbbl)	Gross Gas (MMcf)	Net Oil (Mbbl)	Net Gas (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil Revenue (M$)	Gas Revenue (M$)	Misc. Revenue (M$)
2011	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2012	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2013	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2014	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2015	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2016	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2017	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2018	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2019	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
2020	1.14	0.00	0.21	0.00	77.63	0.00	16.21	0.00	0.00
2021	10.71	0.00	1.96	0.00	77.63	0.00	152.36	0.00	0.00
2022	8.84	0.00	1.62	0.00	77.63	0.00	125.72	0.00	0.00
2023	7.29	0.00	1.34	0.00	77.63	0.00	103.73	0.00	0.00
2024	6.03	0.00	1.11	0.00	77.63	0.00	85.80	0.00	0.00
2025	4.96	0.00	0.91	0.00	77.63	0.00	70.58	0.00	0.00
Rem	14.76	0.00	2.71	0.00	77.63	0.00	210.00	0.00	0.00
Total	**53.73**	**0.00**	**9.85**	**0.00**	**77.63**	**0.00**	**764.40**	**0.00**	**0.00**
Ult	**53.73**	**0.00**							

Year	Well Count	Net Tax Production (M$)	Net Tax AdValorem (M$)	Net Investment (M$)	Net Lease Costs (M$)	Net Well Costs (M$)	Other Costs (M$)	Net Profits (M$)	Annual Cash Flow (M$)	Cum Disc. Cash Flow (M$)
2011	0.00	0.00	0.00	15.88	0.00	0.00	0.00	0.00	-15.88	-14.50
2012	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-14.50
2013	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-14.50
2014	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-14.50
2015	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-14.50
2016	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-14.50
2017	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-14.50
2018	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-14.50
2019	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-14.50
2020	1.00	0.75	0.41	0.00	2.08	0.00	0.00	0.00	12.98	-9.68
2021	1.00	7.01	3.81	0.00	21.99	0.00	0.00	0.00	119.56	32.42
2022	1.00	5.78	3.14	0.00	21.99	0.00	0.00	0.00	94.80	62.65
2023	1.00	4.77	2.59	0.00	21.99	0.00	0.00	0.00	74.38	84.12
2024	1.00	3.95	2.15	0.00	21.99	0.00	0.00	0.00	57.72	99.20
2025	1.00	3.25	1.76	0.00	21.99	0.00	0.00	0.00	43.58	109.51
Rem.		9.66	5.25	0.00	113.82	0.00	0.00	0.00	81.26	15.69
Total		**35.16**	**19.11**	**15.88**	**225.85**	**0.00**	**0.00**	**0.00**	**468.40**	**125.21**

Major Phase :	Oil		
Perfs :	0 - 0		
Initial Rate :	1,000.00	bbl/month	
Abandonment :	138.61	bbl/month	
Initial Decline :	17.50	% year	b = 0.000
Beg Ratio :	0.000		
End Ratio :	0.000		

Abandonment Date :	03/06/2031
Working Int :	0.24433700
Revenue Int :	0.18325300
Disc. Initial Invest. (M$) :	14.50
ROInvestment (disc/undisc) :	9.64 / 30.49
Years to Payout :	10.02
Internal ROR (%) :	30.95

Present Worth Profile (M$)

PW	5.00% :	243.18
PW	8.00% :	163.61
PW	9.00% :	143.19
PW	12.00% :	95.40
PW	15.00% :	62.63
PW	20.00% :	29.10

TRC Eco Detailed.rpt 14

Date : 01/03/2011 11:04:16AM

ECONOMIC SUMMARY PROJECTION

Proved Undeveloped Rsv Class & Category

Project Name : BLACK SANDS 2010-12 SEC PRICE
Partner : All Cases
Case Type : REPORT BREAK TOTAL CASE

As Of Date : 01/01/2011
Discount Rate (%) : 10.00
PROVED RESERVES ONLY

BLACK SANDS 2010-12
SEC Flat Pricing $79.84/BO $4.402/MCFG
Crest Engineering - BMA

Cum Oil (Mbbl) : 0.00
Cum Gas (MMcf) : 0.00

Year	Gross Oil (Mbbl)	Gross Gas (MMcf)	Net Oil (Mbbl)	Net Gas (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil Revenue (M$)	Gas Revenue (M$)	Misc. Revenue (M$)
2011	0.00	122.79	0.00	22.50	0.00	4.40	0.00	99.05	0.00
2012	0.00	88.37	0.00	16.19	0.00	4.40	0.00	71.28	0.00
2013	0.00	66.32	0.00	12.15	0.00	4.40	0.00	53.50	0.00
2014	0.00	51.74	0.00	9.48	0.00	4.40	0.00	41.74	0.00
2015	0.00	41.49	0.00	7.60	0.00	4.40	0.00	33.47	0.00
2016	0.00	34.09	0.00	6.25	0.00	4.40	0.00	27.50	0.00
2017	0.00	28.37	0.00	5.20	0.00	4.40	0.00	22.89	0.00
2018	0.00	24.04	0.00	4.41	0.00	4.40	0.00	19.39	0.00
2019	0.00	20.63	0.00	3.78	0.00	4.40	0.00	16.64	0.00
2020	0.00	17.94	0.00	3.29	0.00	4.40	0.00	14.47	0.00
2021	0.00	15.67	0.00	2.87	0.00	4.40	0.00	12.64	0.00
2022	0.00	13.83	0.00	2.54	0.00	4.40	0.00	11.16	0.00
2023	0.00	12.31	0.00	2.26	0.00	4.40	0.00	9.93	0.00
2024	0.00	11.05	0.00	2.02	0.00	4.40	0.00	8.91	0.00
2025	0.00	9.91	0.00	1.82	0.00	4.40	0.00	7.99	0.00
Rem	0.00	127.40	0.00	23.35	0.00	4.40	0.00	102.77	0.00
Total	**0.00**	**685.93**	**0.00**	**125.70**	**0.00**	**4.40**	**0.00**	**553.32**	**0.00**
Ult	**0.00**	**685.93**							

Year	Well Count	Net Tax Production (M$)	Net Tax AdValorem (M$)	Net Investment (M$)	Net Lease Costs (M$)	Net Well Costs (M$)	Other Costs (M$)	Net Profits (M$)	Annual Cash Flow (M$)	Cum Disc. Cash Flow (M$)
2011	1.00	7.43	2.48	244.34	4.40	0.00	0.00	0.00	-159.59	-147.76
2012	1.00	5.35	1.78	0.00	4.40	0.00	0.00	0.00	59.76	-96.15
2013	1.00	4.01	1.34	0.00	4.40	0.00	0.00	0.00	43.75	-61.95
2014	1.00	3.13	1.04	0.00	4.40	0.00	0.00	0.00	33.16	-38.49
2015	1.00	2.51	0.84	0.00	4.40	0.00	0.00	0.00	25.72	-22.02
2016	1.00	2.06	0.69	0.00	4.40	0.00	0.00	0.00	20.35	-10.22
2017	1.00	1.72	0.57	0.00	4.40	0.00	0.00	0.00	16.20	-1.72
2018	1.00	1.45	0.48	0.00	4.40	0.00	0.00	0.00	13.05	4.47
2019	1.00	1.25	0.42	0.00	4.40	0.00	0.00	0.00	10.58	9.02
2020	1.00	1.09	0.36	0.00	4.40	0.00	0.00	0.00	8.63	12.38
2021	1.00	0.95	0.32	0.00	4.40	0.00	0.00	0.00	6.98	14.83
2022	1.00	0.84	0.28	0.00	4.40	0.00	0.00	0.00	5.65	16.63
2023	1.00	0.74	0.25	0.00	4.40	0.00	0.00	0.00	4.54	17.94
2024	1.00	0.67	0.22	0.00	4.40	0.00	0.00	0.00	3.62	18.89
2025	1.00	0.60	0.20	0.00	4.40	0.00	0.00	0.00	2.79	19.55
Rem.		7.71	2.57	14.66	23.35	0.00	0.00	0.00	54.48	10.39
Total		**41.50**	**13.83**	**259.00**	**89.32**	**0.00**	**0.00**	**0.00**	**149.67**	**29.93**

Disc. Initial Invest. (M$) :	231.83
ROInvestment (disc/undisc) :	1.13 / 1.58
Years to Payout :	5.56
Internal ROR (%) :	15.52

Present Worth Profile (M$)

PW	5.00% :	74.26
PW	8.00% :	45.09
PW	9.00% :	37.15
PW	12.00% :	17.35
PW	15.00% :	2.17
PW	20.00% :	-16.19

TRC Eco Detailed.rpt 15

Date : 01/03/2011 11:04:16AM

ECONOMIC PROJECTION

Project Name : BLACK SANDS 2010-12 SEC PRICE
Partner : All Cases
Case Type : LEASE CASE
Archive Set : default

As Of Date : 01/01/2011
Discount Rate (%) : 10.00
PROVED RESERVES ONLY

BLACK SANDS 2010-12
SEC Flat Pricing $79.84/BO $4.402/MCFG
Crest Engineering - BMA

Case : BEECH CREEK DRILL #A3 (PUD)
Reserve Cat. : Proved Undeveloped
Field : Beech Creek
Operator : Gaither Petroleum Corp.
Reservoir : 5B Sand
Co., State : Hardin, Tx

Cum Oil (Mbbl) : 0.00
Cum Gas (MMcf) : 0.00

Year	Gross Oil (Mbbl)	Gross Gas (MMcf)	Net Oil (Mbbl)	Net Gas (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil Revenue (M$)	Gas Revenue (M$)	Misc. Revenue (M$)
2011	0.00	122.79	0.00	22.50	0.00	4.40	0.00	99.05	0.00
2012	0.00	88.37	0.00	16.19	0.00	4.40	0.00	71.28	0.00
2013	0.00	66.32	0.00	12.15	0.00	4.40	0.00	53.50	0.00
2014	0.00	51.74	0.00	9.48	0.00	4.40	0.00	41.74	0.00
2015	0.00	41.49	0.00	7.60	0.00	4.40	0.00	33.47	0.00
2016	0.00	34.09	0.00	6.25	0.00	4.40	0.00	27.50	0.00
2017	0.00	28.37	0.00	5.20	0.00	4.40	0.00	22.89	0.00
2018	0.00	24.04	0.00	4.41	0.00	4.40	0.00	19.39	0.00
2019	0.00	20.63	0.00	3.78	0.00	4.40	0.00	16.64	0.00
2020	0.00	17.94	0.00	3.29	0.00	4.40	0.00	14.47	0.00
2021	0.00	15.67	0.00	2.87	0.00	4.40	0.00	12.64	0.00
2022	0.00	13.83	0.00	2.54	0.00	4.40	0.00	11.16	0.00
2023	0.00	12.31	0.00	2.26	0.00	4.40	0.00	9.93	0.00
2024	0.00	11.05	0.00	2.02	0.00	4.40	0.00	8.91	0.00
2025	0.00	9.91	0.00	1.82	0.00	4.40	0.00	7.99	0.00
Rem	0.00	127.40	0.00	23.35	0.00	4.40	0.00	102.77	0.00
Total	**0.00**	**685.93**	**0.00**	**125.70**	**0.00**	**4.40**	**0.00**	**553.32**	**0.00**
Ult	**0.00**	**685.93**							

Year	Well Count	Net Tax Production (M$)	Net Tax AdValorem (M$)	Net Investment (M$)	Net Lease Costs (M$)	Net Well Costs (M$)	Other Costs (M$)	Net Profits (M$)	Annual Cash Flow (M$)	Cum Disc. Cash Flow (M$)
2011	1.00	7.43	2.48	244.34	4.40	0.00	0.00	0.00	-159.59	-147.76
2012	1.00	5.35	1.78	0.00	4.40	0.00	0.00	0.00	59.76	-96.15
2013	1.00	4.01	1.34	0.00	4.40	0.00	0.00	0.00	43.75	-61.95
2014	1.00	3.13	1.04	0.00	4.40	0.00	0.00	0.00	33.16	-38.49
2015	1.00	2.51	0.84	0.00	4.40	0.00	0.00	0.00	25.72	-22.02
2016	1.00	2.06	0.69	0.00	4.40	0.00	0.00	0.00	20.35	-10.22
2017	1.00	1.72	0.57	0.00	4.40	0.00	0.00	0.00	16.20	-1.72
2018	1.00	1.45	0.48	0.00	4.40	0.00	0.00	0.00	13.05	4.47
2019	1.00	1.25	0.42	0.00	4.40	0.00	0.00	0.00	10.58	9.02
2020	1.00	1.09	0.36	0.00	4.40	0.00	0.00	0.00	8.63	12.38
2021	1.00	0.95	0.32	0.00	4.40	0.00	0.00	0.00	6.98	14.83
2022	1.00	0.84	0.28	0.00	4.40	0.00	0.00	0.00	5.65	16.63
2023	1.00	0.74	0.25	0.00	4.40	0.00	0.00	0.00	4.54	17.94
2024	1.00	0.67	0.22	0.00	4.40	0.00	0.00	0.00	3.62	18.89
2025	1.00	0.60	0.20	0.00	4.40	0.00	0.00	0.00	2.79	19.55
Rem.		7.71	2.57	14.66	23.35	0.00	0.00	0.00	54.48	10.39
Total		**41.50**	**13.83**	**259.00**	**89.32**	**0.00**	**0.00**	**0.00**	**149.67**	**29.93**

Major Phase :	Gas		
Perfs :	0 - 0		
Initial Rate :	12,250.00	Mcf/month	
Abandonment :	504.79	Mcf/month	
Initial Decline :	32.50	% year	b = 0.500
Beg Ratio :	0.000		
End Ratio :	0.000		

Abandonment Date :	04/24/2031
Working Int :	0.24433700
Revenue Int :	0.18325300
Disc. Initial Invest. (M$) :	231.83
ROInvestment (disc/undisc) :	1.13 / 1.58
Years to Payout :	5.56
Internal ROR (%) :	15.52

Present Worth Profile (M$)

PW	5.00% :	74.26
PW	8.00% :	45.09
PW	9.00% :	37.15
PW	12.00% :	17.35
PW	15.00% :	2.17
PW	20.00% :	-16.19

TRC Eco Detailed.rpt 16

EXHIBIT 31.01

CERTIFICATION

I, David DeMarco, certify that:

1.	I have reviewed this amended annual report on Form 10-K/A of Blacksands Petroleum, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: November __, 2012	By:	/s/ DAVID DEMARCO
David DeMarco
Chief Executive Officer

EXHIBIT 31.02

CERTIFICATION

I, Donald Giannattasio, certify that:

1.	I have reviewed this amended annual report on Form 10-K/A of Blacksands Petroleum, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: November __, 2012	By:	/s/ DONALD GIANNATTASIO
Donald Giannattasio
Chief Financial Officer

EXHIBIT 32.01

CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, David DeMarco, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the amended Annual Report of Blacksands Petroleum, Inc. on Form 10-K/A for the fiscal year ended October 31, 2011 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in this amended Annual Report on Form 10-K/A fairly presents in all material respects the financial condition and results of operations of Blacksands Petroleum, Inc.

Date: November __, 2012	By:	/s/ DAVID DEMARCO
	Name:	David DeMarco
	Title:	Chief Executive Officer

EXHIBIT 32.02

I, Donald Giannattasio, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the amended Annual Report of Blacksands Petroleum, Inc. on Form 10-K/A for the fiscal year ended October 31, 2011 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in this amended Annual Report on Form 10-K/A fairly presents in all material respects the financial condition and results of operations of Blacksands Petroleum, Inc.

Date: November __, 2012	By:	/s/ DONALD GIANNATTASIO
	Name:	Donald Giannattasio
	Title:	Chief Financial Officer